Form 10-K, Exhibit 13
period 1997-09-30
MITEK SYSTEMS INC
filed 1997-12-29
CIK 807863

LETTER TO THE SHAREHOLDERS:

     The Company's performance for the twelve months ended September 30, 1997 did not meet plan. The many positive developments were overshadowed by the financial results, pointing to the need for change.

     Financial Position - Although the financial results were below our expectations, the overall financial position of the Company remains adequate. The secondary offering completed late in 1996 has provided us with the capital to fund the growth expected in the current fiscal year. Our anticipated cash needs should be funded through operations.

     Delays in OEM Business - The primary cause of the shortfall in fiscal 1997 revenue was due to delays in our OEM business, primarily the QuickStrokes API for financial documents. Although the reasons varied from customer to customer, we can confidently report that no business was lost to a competitor. We fully expect this business will accelerate in the current fiscal year, however, there is no guarantee that new delays will not materialize.

     Acquisition - We completed the acquisition of Technology Solutions, Inc. ("TSI") late in the fiscal year. This strategic action, having long been a major portion of our future growth strategies, gives us the ability to address the large integrator market as well as certain end user applications. This acquisition brings an added level of expertise in the forms processing market along with application development expertise. Several new products, developed by TSI, will allow us to address additional markets with proven technology as well as increase our average sales price because of the large services content which accompanies each sale.

     New Products - The QuickModules product, a customizable, modular forms processing product brought to us with the TSI acquisition is rapidly becoming the product choice for integrators and end users. This product, in use in high volume production environments, incorporates the finest features of both the QuickStrokes recognition engine as well as technologies developed by TSI.

     The CheckScript product, used in financial document processing, combines the Legal Amount Recognition (LAR) capabilities of our strategic alliance with Parascript LLC with our QuickStrokes Courtesy Amount Recognition (CAR) technology. This product provides unprecedented accuracy in remittance processing, proof of deposit and lock box processing applications.

     The QuickRemit and QuickDeposit products, developed by TSI, are high speed automated remittance processing and proof of deposit software packages which feature both a recognition module (providing both CAR and LAR capabilities) as well as a key from image module.

     The Automated Fax Payroll product, a derivative of the Premier Forms Processor (PFP), is targeted to fit the back office processing needs of third party payroll processors.

     Product Development - The efforts of the product development teams were concentrated on the core technology as well as improved versions of application software. Two major releases of the QuickStrokes character recognition engine incorporated several major enhancements, while the PFP development team added features required for a highly competitive product. Simultaneously, the PFP team has been porting the software to a native 32 bit version, the platform of choice in today's environment.

     Competition - The company has maintained its competitive edge by investing in research and entering into strategic alliances. We will continue this investment in the future, as all of our products incorporate these core technologies.

     Management Change - The Board of Directors determined that the Company needed to institute a change in senior management and we are proud to announce that Elliot Wassarman has been appointed to the position of President and Chief Executive Officer, as well as a Director, effective January 5, 1998. Mr.
Wassarman has held similar positions in private and public technology and software industry related companies as well as various senior sales and marketing roles during his career.

     Goals for the Future - The goals for the fiscal year beginning October 1, 1997 and beyond are to resume the revenue growth, return the company to profitability, and increase stockholder value. I believe that the markets which we serve are experiencing good growth and that with excellent execution, these goals are achievable.

     We appreciate your continued support.


John M. Thornton
Chairman of the Board

                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     NET SALES were  $4,842,000,  $8,154,000  and  $6,633,000,  for fiscal 1997,
1996, and 1995, respectively. The decrease in net sales in Fiscal 1997 compared to Fiscal 1996 was the result of delayed business of certain OEMs and systems integrators, combined with the increase in software only sales versus hardware/software sales which carry a higher average selling price. The increase in net sales in Fiscal 1996 compared to Fiscal 1995 was primarily due to an increase in the number of systems integrators and OEMs selling the Company's ADR products.

     GROSS MARGIN was $2,665,000,  $5,371,000,  and  $3,303,000,  for the fiscal years 1997, 1996, and 1995, respectively. Stated as a percentage of net sales, gross margin for the corresponding periods was 55%, 66%, and 50%, respectively. The fluctuations in gross margins are the result of the sales mix, combined with amortization of prepaid licenses and goodwill.

     GENERAL AND ADMINISTRATIVE expenses were $1,428,000, $1,186,000 and $1,117,000 for fiscal years 1997, 1996, and 1995, respectively. Stated as a percentage of net sales, general and administrative expenses for the corresponding periods were 29%, 15%, and 17%, respectively. The increase in fiscal 1997, in terms of percentage of net sales was attributable primarily to the decrease in net sales, additional costs related to directors and officers liability insurance, and bad debt increases. The decrease, as a percent of net sales in fiscal 1996 compared to fiscal 1995 was the result of the increase in net sales for the corresponding period.

     RESEARCH AND DEVELOPMENT expenses were $1,393,000, $1,314,000 and $1,004,000 for fiscal 1997, 1996, and 1995, respectively. Stated as a percentage of net sales, research and development expenses for the corresponding periods were 29%, 16%, and 15%, respectively. The increase in terms of absolute amounts in fiscal 1997 versus fiscal 1996 reflects the costs associated with the engineering staff increases as a result of the acquisition of Technology Solutions, Inc. The increase in research and development expenses as a percentage of net sales in fiscal 1997, 1996 and 1995, were primarily due to the Company devoting an increasing portion of its resources to the development and enhancement of its ADR technologies.

     SELLING AND MARKETING expenses were $2,102,000, $1,414,000 and $1,388,000 for fiscal 1997, 1996 and 1995, respectively. Stated as a percentage of net sales, selling and marketing expenses for the corresponding periods were 43%, 17% and 21%, respectively. The increase in selling and marketing expenses as a percentage of net sales in the current year is attributable to the decrease in net sales, increased marketing and promotional expenses, and staff additions. In the prior periods, sales and marketing expense as a percentage of net sales were lower than in the current year due to an increase in net sales in those periods.

     NET INTEREST (INCOME) EXPENSE was $(94,000), $91,000 and $67,000 for fiscal 1997, 1996 and 1995, respectively. Stated as a percentage of net sales, net interest expense for the corresponding periods was (2)%, 1% and 1%, respectively. The net change in interest expense in fiscal 1997 is primarily the result of invested funds received from the secondary public offering, combined with no bank borrowings. The interest expense in the prior years reflect borrowings from a factoring institution and bank, respectively.

     OTHER INCOME (EXPENSE) in fiscal 1997 consists of a reserve in the amount of $175,000 for claims asserted against the company by the purchaser of the TEMPEST business in March, 1995, as well as the write off of purchased research and development costs in the amount of $229,000. Other income in fiscal 1995 consists of the gain on the sale of the TEMPEST business, made up of the following components: sales price ($350,000) offset by the carrying cost of inventory sold ($132,000) and costs related to the transaction ($13,000).

     INCOME TAXES: For fiscal 1997, the Company did not record an income tax provision or (benefit) for income taxes. For fiscal 1996, the Company recorded an income tax provision of $137,000. For 1995, the Company recorded $800, which represented the minimum state taxes payable.

     NET INCOME (LOSS) In fiscal 1997, the Company recorded a net loss of $2,566,000 versus net income of $1,229,000 in fiscal 1996. In fiscal 1995 the Company incurred a net loss of $69,000.

     LIQUIDITY AND CAPITAL RESOURCES: On September 30, 1997, stockholders' equity was $5,751,000, an increase of $3,099,000 from $2,652,000 one year ago. The Company's working capital and current ratio were $3,278,000 and 3.32, respectively, on September 30, 1997 and $1,876,000 and 2.70, respectively, on September 30, 1996. On September 30, 1997, total liabilities to equity ratio was
 .25 to 1 compared to .42 to 1 a year earlier. On September 30, 1997, total liabilities were $327,000 greater than on September 30, 1996.

     In March, 1996, the Company established a $400,000 line of credit with Rancho Santa Fe Bank ("Bank") for working capital purposes. Borrowings under this line bear interest at the rate of 1 1/12% over the Bank's Prime Rate and the line of credit currently expires on February 3, 1998. The line of credit is secured by a lien on substantially all of the Company's assets. There were no borrowings against the line of credit on September 30, 1997.

     During fiscal years 1997 and 1996, the Company made payments against outstanding indebtedness totaling $159,000 and $2,302,000, respectively. The repayment of such indebtedness was funded by cash provided from financing and operating activities.

     The Company believes that together with existing cash, credit available under the credit line, cash generated from operations, along with net proceeds from its secondary offering in November, 1996, will be sufficient to finance its operation for the next twelve months. All cash in excess of working capital requirements will be kept in short term, investment grade securities.

                         CONSOLIDATED BALANCE SHEETS


SEPTEMBER 30, 1997 AND 1996

ASSETS                                              1997             1996
 CURRENT ASSETS
 Cash and cash equivalents                      $1,261,117       $    210,413
 Accounts receivable - net                       2,363,028          2,158,541
 Note receivable                                   502,031            100,000
 Inventories                                       415,973            278,206
 Prepaid expenses and other assets                 151,705            232,643
                                               -------------------------------

   Total current assets                          4,693,854          2,979,803
 PROPERTY AND EQUIPMENT - net                      205,013            146,888
 OTHER ASSETS                                    2,289,428            635,751
                                               -------------------------------

 TOTAL                                          $7,188,295         $3,762,442
                                               -------------------------------

LIABILITIES AND STOCKHOLDERS' EQUITY
 CURRENT LIABILITIES
 Accounts payable                                 $485,855           $472,755
 Accrued payroll and related taxes                 272,603            302,037
 Other accrued liabilities                         652,440            319,973
 Current portion of long-term liabilities            4,706              9,190
                                              --------------------------------

 Total current liabilities                       1,415,604          1,103,955
                                              --------------------------------

 LONG-TERM LIABILITIES                              21,761              6,147
                                              --------------------------------

 Total liabilities                               1,437,365          1,110,102
 COMMITMENTS AND CONTINGENCIES (Note 8)
 STOCKHOLDERS' EQUITY
  Common stock - $001 par value; 20,000,000
   shares authorized, 11,537,009 and
   7,782,971 issued and outstanding in 1997
   and 1996, respectively                           11,537              7,783
  Additional paid-in capital                     9,164,589          3,503,634
  Accumulated deficit                           (3,425,196)          (859,077)
                                             ---------------------------------

  Total  stockholders' equity                    5,750,930          2,652,340
                                             ---------------------------------

  TOTAL                                        $ 7,188,295         $3,762,442
                                             ---------------------------------


            See notes to consolidated financial statements.

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995


                                                   1997           1996             1995
NET SALES                                      $4,841,555     $8,153,628       $6,633,176

COST OF SALES                                   2,176,115      2,782,204        3,330,109
                                               -------------------------------------------


GROSS MARGIN                                    2,665,440      5,371,424        3,303,067
                                               -------------------------------------------

COSTS AND EXPENSES:
   General and administrative                   1,427,525      1,186,170        1,117,014
   Research and development                     1,392,817      1,313,951        1,004,131
   Selling and marketing                        2,101,615      1,414,125        1,388,422
   Interest (income) expense - net               (93,910)         91,344           66,941
                                               -------------------------------------------

   Total costs and expenses                     4,828,047      4,005,590        3,576,508
                                               -------------------------------------------


OPERATING INCOME (LOSS)                       (2,162,607)      1,365,834        (273,441)
OTHER INCOME (EXPENSE)                          (403,512)                         204,853
                                               -------------------------------------------


INCOME (LOSS) BEFORE INCOME TAXES             (2,566,119)      1,365,834         (68,588)
PROVISION FOR INCOME TAXES                                       136,825              800
                                              --------------------------------------------

NET INCOME (LOSS)                            $(2,566,119)     $1,229,009       $ (69,388)
                                              --------------------------------------------

NET INCOME (LOSS) PER SHARE                       $(0.25)          $0.15          ($0.01)
                                              --------------------------------------------



               See notes to consolidated financial statements.

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

           FOR THE  YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995



                                                          Common           Additional         Accumulated
                                                          Stock         Paid-In Capital        Deficit           Total
Balance, September 30, 1994                               $6,913           $2,820,619      $(2,018,698)       $  808,834
  Issuance of common stock for cash, net of costs            667              475,037                            475,704
  Issuance of common stock in connection
    with Tracs International, Inc., acquisition
    (Note 2)                                                  75               78,563                             78,638
  Exercise of stock options                                   73               48,853                             48,926
  Net loss                                                                                     (69,388)         (69,388)
                                                      --------------------------------------------------------------------


Balance, September 30, 1995                                7,728            3,423,072       (2,088,086)        1,342,714
  Stock warrants issued for services rendered                                  17,131                             17,131
  Exercise of stock options                                   45               48,441                             48,486
  Exercise of warrants                                        10               14,990                             15,000
  Net income                                                                                  1,229,009        1,229,009
                                                      --------------------------------------------------------------------


Balance, September 30, 1996                                7,783            3,503,634         (859,077)        2,652,340
  Issuance of common stock for cash, net of costs          2,250            4,087,066                          4,089,316
  Exercise of stock options                                   34               38,688                             38,722
  Exercise of warrants                                        20               29,980                             30,000
  Issuance of common stock in connection with
   acquisition and investment (Notes 2 and 10)             1,450            1,505,221                          1,506,671
  Net loss                                                                                  (2,566,119)      (2,566,119)
                                                      --------------------------------------------------------------------

Balance, September 30, 1997                              $11,537           $9,164,589      $(3,425,196)      $ 5,750,930
                                                      --------------------------------------------------------------------


                 See notes to consolidated financial statements.

                        CONSOLIDATED STATEMENTS OF CASH FLOWS

               FOR THE YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995


                                                               1997             1996              1995
OPERATING ACTIVITIES
  Net income (loss)                                        $(2,566,119)      $ 1,229,009      $   (69,388)
 Adjustments to reconcile net income (loss) to net cash
    provided by (used in) operating activities:
  Depreciation and amortization                                 680,370          420,194           430,598
  Gain on sale of TEMPEST                                                                        (204,853)
  Write-off of IID investment                                   228,512
  (Gain) loss on sale of property and equipment                   (140)            2,822           (6,045)
Changes in assets and liabilities:
  Accounts and notes receivable                               (606,518)        (638,655)          (96,813)
  Income taxes receivable                                                                          238,950
  Inventories, prepaid expenses, and other assets             (757,846)        (590,959)         (133,670)
  Accounts payable and accrued expenses                         313,535          110,786         (486,175)
                                                          -------------------------------------------------

Net cash provided by (used in) operating activities         (2,708,206)          533,197         (327,396)
                                                          -------------------------------------------------


INVESTING ACTIVITIES
  Purchases of property and equipment                         (150,079)        (143,361)          (49,311)
  Proceeds from sale of TEMPEST                                                                    206,665
  Acquisition of Technology Solutions, Inc. - net             (240,000)
  Proceeds from note receivable                                                  158,335
  Proceeds from sale of property and equipment                     140                              6,045
                                                          -------------------------------------------------

Net cash provided by (used in) investing activities           (389,939)           14,974           163,399
                                                          -------------------------------------------------


FINANCING ACTIVITIES
  Proceeds from borrowings                                     150,000        1,796,816           710,339
  Repayment of notes payable and long-term liabilities       (159,189)      (2,301,955)       (1,067,053)
  Proceeds from exercise of stock options and warrants          68,722           63,486            48,926
  Net proceeds from sales of stock                           4,089,316                            475,704
                                                          -------------------------------------------------

  Net cash provided by (used in) financing activities        4,148,849        (441,653)           167,916
                                                          -------------------------------------------------


NET INCREASE IN CASH AND CASH EQUIVALENTS                    1,050,704          106,518             3,919

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 210,413          103,895            99,976
                                                          -------------------------------------------------


CASH AND CASH EQUIVALENTS AT END OF YEAR                    $1,261,117      $   210,413        $  103,895
                                                          -------------------------------------------------

SUPPLEMENTAL DISCLOSURE
OF CASH FLOW INFORMATION
  Cash paid for interest                                      $  3,165         $101,377         $  85,662
                                                          -------------------------------------------------

  Income tax refund received                                   $30,185       $    2,712          $279,903
                                                          -------------------------------------------------

  Cash paid for income taxes                                   $13,500        $  21,263        $    2,737
                                                          -------------------------------------------------

  Effects of acquisition:
    Fair value of assets acquired                          $1,077,857
    Value of stock issued                                   (837,857)
                                                          -------------------------------------------------

  Net cash paid for acquisition                           $   240,000
                                                          -------------------------------------------------


                 See notes to consolidated financial statement

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR YEARS ENDED SEPTEMBER 30, 1997, 1996 AND 1995

1.       SUMMARY OF SIGNIFICANT  ACCOUNTING POLICIES

     Business - Mitek Systems, Inc. (the "Company") is a designer, manufacturer and marketer of advanced character recognition products for intelligent forms processing applications ("Character Recognition"). Through March 1995, the Company was also a systems integrator and value-added reseller of computer equipment systems to businesses and high-security governmental agencies ("Tempest") (see Note 3).

     Basis of Consolidation - The consolidated financial statements include accounts of Mitek Systems, Inc. and its wholly-owned subsidiary, Mitek Systems Canada, Inc., incorporated on June 21, 1995. All intercompany transactions and balances are eliminated in consolidation.

     Cash and Cash Equivalents - Cash equivalents are defined as highly liquid financial instruments with original maturities of three months or less. A substantial portion of the Company's cash and cash equivalents is deposited with one financial institution. The Company monitors the financial condition of the financial institution and does not believe that the deposit is subject to a significant degree of risk.

     Accounts and Notes Receivable - Accounts receivable are net of an allowance for doubtful accounts of $181,000 and $91,146 on September 30, 1997 and 1996, respectively. The provision for bad debts was $210,556, $99,500 and $60,000 for the years ended September 30, 1997, 1996 and 1995, respectively.

     Inventories - Inventories are recorded at the lower of cost (on a first-in, first-out basis) or market. Major classes of inventories on September 30, 1997 and 1996 were as follows:


                                                 1997                  1996
Raw materials                               $  75,082             $  55,366
Finished goods                                340,891               222,840
                                   ---------------------------------------------

Total                                        $415,973              $278,206
                                   ---------------------------------------------

     Property and Equipment - Following is a summary of property and equipment as of September 30, 1997 and 1996.


                                                  1997                  1996
Property and equipment - at cost
Equipment                                     $1,034,707             $ 937,560
Furniture and fixtures                            62,430                59,136
Leasehold improvements                            52,985                52,985
                                     ------------------------------------------
                                               1,150,122             1,049,681
Less: accumulated depreciation and
amortization                                     945,109               902,793
                                     ------------------------------------------
Total                                         $  205,013            $  146,888
                                     ------------------------------------------



     Other Assets - Other assets consisted of the following at September 30, 1997 and 1996:


                                                  1997                  1996
Goodwill - net                                 $1,071,790              $106,963
Prepaid license/support fees - net                531,534               519,097
Investment in Parascript                          668,814
Other - net                                        17,290                 9,691
                                     ------------------------------------------
Total                                          $2,289,428              $635,751
                                     ------------------------------------------


     The Company monitors events or changes in circumstances that may indicate that the carrying amount of goodwill and intangible assets may not be recoverable. If these factors indicate that such asset is not recoverable, as determined based upon undiscounted cash flows before interest charges of the asset over the remaining amortization period, the carry value of the asset will be reduced.

     Depreciation and Amortization - Depreciation and amortization of property and equipment and prepaid license/support fees and goodwill are provided using the straight-line method over estimated useful lives ranging from two to five years. Depreciation and amortization of property and equipment totaled $127,622, $124,736 and $153,691 for the years ended September 30, 1997, 1996, and 1995, respectively. Amortization of other assets, primarily goodwill and prepaid license/support fees, totaled $781,260, $295,458 and $276,908 for the years ended September 30, 1997, 1996 and 1995, respectively.

     Warranty - The Company accrues a warranty cost for all products sold. On September 30, 1997 and 1996, other accrued liabilities included an accrued warranty liability of $10,000 and

$55,000, respectively. Warranty expense was $18,814, $2,642 and $-0- for the years ended September 30, 1997, 1996 and 1995, respectively.

     Revenue Recognition - The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 91-1, Software Revenue Recognition. Accordingly, software product revenues are recognized upon shipment if collection is probable and the Company's remaining obligations are insignificant. Product maintenance revenues are amortized over the length of the maintenance contract which is usually twelve months.

     Research and Development - Research and development costs are expensed in the period incurred.

     Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes", which requires the use of the liability method for deferred income taxes (see Note 6). There was no material cumulative effect of adopting FAS No. 109.

     Income (Loss) Per Share - Income (loss) per share is based on the weighted average number of common and common equivalent shares outstanding during the year. Outstanding stock options are included as common equivalents using the treasury stock method when the effect is dilutive. The weighted average number of common shares and common stock equivalents used in determining income (loss) per share was 10,356,318 in 1997; 8,202,753 in 1996; and 7,285,788 in 1995.

     Statements of Cash Flows - Significant non-cash investing and financing activities were comprised of the following:

                                              Year ended September 30


                                                   1997                1996               1995
Shares exchanged for the assets of
Technology Solutions, Inc. (Note 2)              $837,857
Note receivable for the sale of the
Tempest product line and related
assets (Note 3)                                                                         $350,000
Shares exchanged for the assets and
assumed liabilities for TRACS
International, Inc. (Note 2)                                                             (76,638)
Shares exchanged for investment in
Parascript LLC (Note 10)                         $668,814

     Accounting Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

     New Accounting Standards - In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", which was effective for the Company beginning October 1, 1996 (Note 4). SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Corporations are permitted, however, to continue to apply Accounting Principles Board ("APB) Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company has continued to apply APB Opinion No. 25 to its stock-based compensation awards to employees and has disclosed the required pro forma effect on net income (loss) and income (loss) per share.

     The FASB issued SFAS No. 128, "Earnings per Share" ("SFAS 128") (Note 4) in March 1997, effective for financial statements issued for periods ending after December 15, 1997. The statement provides simplified standards for the computation and presentation of earnings per share ("EPS"), making EPS comparable to international standards, SFAS 128 requires dual presentation of "Basic" and "Diluted" EPS, by entities with complex capital structures, replacing "Primary" and "Fully Diluted" EPS under APB Opinion No. 15. The Company does not expect the adoption of SFAS No. 128 to have a material effect on its net income (loss) per share.

     Reclassifications - Certain prior years' balances have been reclassified to conform to the 1997 presentation.

2.       ACQUISITIONS

     On June 21, 1995, the Company purchased substantially all of the assets and assumed the liabilities of Tracs International, Inc., a Calgary, Canada based developer of local area network facsimile servers. The purchase price included 75,000 unregistered shares of the Company's common stock and a 5% royalty on facsimile related sales for a maximum period of three years or a maximum amount of $300,000. Additional issuances of the Company's common shares may occur, contingent upon the exceeding of certain revenue targeted during a six month period following release from beta testing of a new product. The purchase resulted in $136,250 of goodwill, to be amortized over 60 months.

     On October 11, 1996, the Company purchased certain technologies from Instant Information Deutschland (IID), a Munich, Germany based value-added distributor of Mitek Networks. The purchase price was $257,000; $87,000 payable in cash and the relief of all debt owed to Mitek by IID in the amount of $170,000. As part of the purchase, the Company has exclusive licensing rights to use copyrights associated with the purchased technology. The licensing rights are freely transferable, worldwide and royalty-free. The licensing rights' carrying value of $228,512 was written-off in fiscal 1997.

     On June 3, 1997, the Company purchased substantially all of the assets of Technology Solutions, Inc., a Chantilly, Virginia based software developer and solution provider of document image processing systems. The purchase price consisted of 685,714 unregistered shares of the Company's common stock valued at $837,857 and a $240,000 cash payment. The purchase resulted in $1,065,107 of goodwill, to be amortized over 60 months.

3.       SALE OF TEMPEST BUSINESS

     On March 17, 1995, the Company sold its Tempest business for $350,000. The Company recognized a gain on this sale of $204,853 which is recorded as other income in the consolidated statement of operations.

4.       STOCKHOLDERS' EQUITY

     Options - The Company has two stock option plans for executives and key individuals who make significant contributions to the Company. The 1986 plan provides for the purchase of up to 630,000 shares of common stock through incentive and non-qualified options. The 1988 plan provides for the purchase of up to 650,000 shares of common stock through non-qualified options. For both plans, options must be granted at fair market value and for a term of not more than six years. Employees owning in excess of 10% of the outstanding stock of the Company are excluded from the plans. The 1986 plan expired on September 8, 1996. A 1996 Stock Option Plan replaced the expired plan. The 1996 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Remaining terms are the same as the expired plan.

         Information concerning all stock options granted by the Company for the years ended September 30, 1997, 1996 and 1995 is as follows:


                                           Shares                 Price Range

Balance, September 30, 1994               793,000                .656 - 2.250
  Granted                                  81,000               1.090 - 1.250
  Exercised                               (72,947)               .656 - 1.159
  Canceled                               (245,553)               .656 - 2.250
                                        --------------------------------------

Balance, September 30, 1995               555,500                .656 - 2.250
  Granted                                 292,250               1.375 - 3.680
  Exercised                               (45,012)               .670 - 1.380
  Canceled                                (61,154)              1.219 - 2.750
                                        --------------------------------------

Balance, September 30, 1996               741,584                .656 - 2.250
  Granted                                 630,250               1.030 - 3.375
  Exercised                               (34,402)               .656 - 1.438
  Canceled                               (359,766)              1.219 - 3.750
                                        --------------------------------------
Balance, September 30, 1997               977,666              $ .656 - 3.750
                                        --------------------------------------


     The weighted average remaining contractual life was 3.77 years for the outstanding stock options at September 30, 1997, with a weighted average exercise price of $1.52. At September 30, 1997, options for 686,083 and 64,609 shares remained available for granting under the 1996 and 1988 stock option plans, respectively. At September 30, 1997, options for 621,068 shares were exercisable with a weighted average exercise price for these options of $1.32.

     All stock options are granted at fair market value of the Company's common stock at the grant date. The weighted average fair value of the stock options granted during fiscal 1997 was $1.06. The fair value of each stock option grant is estimated on the date of the grant using the BlackScholes option pricing model with the following weighted average assumptions used for grants in 1997: risk-free interest rate of 6%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 76%. Stock options generally expire six years from the grant date. Stock options generally vest over a three year period, with one thirty sixth becoming exercisable on each of the monthly anniversaries of the grant date.

     The Company accounts for its options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock option awards. Had compensation cost been determined consistent with SFAS No. 123, the Company's pro forma net income and earnings per share for fiscal 1996 would have been $1,168,987 and $.14, respectively, and the Company's pro forma net loss and net loss per share for fiscal 1997 would have been $2,715,014 and $.26, respectively. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

     Sale of Common stock - In the first quarter of fiscal 1997, the Company undertook a secondary public offering in which a total of 2,250,000 shares of common stock were sold at $2.25 per share, providing the Company with net proceeds of $4,089,316.

     The Company undertook a private placement stock offering during the second and third quarters of 1995 in which 666,999 shares of common stock were issued, with net proceeds of $475,704.

     Dividends - Payment of dividends is restricted by the terms of outstanding debt obligations.

5.       NOTES PAYABLE - BANK

     The Company has a $400,000 line of credit agreement with a bank which bears an interest rate of prime plus 1-1/2% and expires on February 3, 1998. At September 30, 1997, the Company had no outstanding borrowings on the line.

6.       INCOME TAXES

     For the years ended September 30, 1997, 1996 and 1995, the Company's provision for income taxes was as follows:


                                       1997              1996               1995

Federal - current                        $0         $  98,588             $    0
State - current                           0            38,237                800
                                      ------------------------------------------
Total                                    $0          $136,825               $800
                                      ------------------------------------------

     There was no provision for deferred income taxes in 1997, 1996 or 1995. Under FAS No. 109, deferred income tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liabilities and assets as of September 30, 1997 and 1996 are as follows:


                                                      1997                  1996
Deferred tax assets:
  Reserves not currently deductible             $   83,000          $     63,000
  Book depreciation and amortization
      in excess of tax                              32,000                85,000
  Research credit carryforwards                    529,000               529,000

  AMT credit carryforwards                          29,000                29,000
  Net operating loss carryforwards                 949,000                60,000
  Capitalized research and development
       costs                                        85,000                85,000
  Uniform capitalization                            15,000               266,000
  Other                                            330,000               176,000
                                               ---------------------------------

Total deferred tax assets                        2,052,000             1,293,000
Valuation allowance for net deferred tax
         assets                                (2,052,000)           (1,293,000)
                                               ---------------------------------

Total                                           $        0            $        0
                                               ---------------------------------



     The Company has provided a valuation allowance against deferred tax assets recorded as of September 30, 1997 and 1996 due to uncertainties regarding the realization of such assets.

     The research credit and net operating loss carryforwards expire during the years 2005 to 2011. The Federal net operating loss carryforward at September 30, 1997 totaled $2,791,000.

     The differences between the provision (benefit) for income taxes and income taxes computed using the U.S. federal income tax rate were as follows for the years ended September 30:

                                         1997                  1996                1995
Amount computed using
statutory rate (34%)                 $(779,425)             $ 464,384           $(23,320)
Net change in valuation reserve
for deferred tax assets                 759,544             (375,292)              23,320
Nondeductible items                      10,537                 9,496
State taxes                                                    38,237                 800
Other                                     9,344
                                     ------------------------------------------------------
Total                                  $      0              $136,825            $    800
                                     ------------------------------------------------------


7.       LONG-TERM LIABILITIES

     As of September 30, 1997 and 1997, long-term liabilities were as follows:


                                               1997                  1996

Capital lease obligations (Note 9)           $ 4,715               $13,904
Deferred rent payable (Note 8)                21,752                 1,433
                                     ------------------------------------------
                                              26,467                15,337
Less current portions                         (4,706)               (9,190)
                                     ------------------------------------------
Total                                        $21,761               $ 6,147
                                     ------------------------------------------



     The following property and equipment is leased under non-cancelable capital leases as of September 30, 1997 and 1996.


                                                1997                  1996

Equipment                                    $ 26,254              $ 26,254
Less accumulated depreciation                 (25,208)              (17,376)
                                   --------------------------------------------
Total                                        $  1,046             $   8,878
                                   --------------------------------------------



8.       COMMITMENTS AND CONTINGENCIES

     Leases - The Company's San Diego, California office facilities are leased under non-cancelable operating leases. The facilities lease expires on June 30, 2002. The lease obligation totals $1,016,871 over the term of the agreement.

     The Company's Chantilly, Virginia office facilities are leased under non-cancelable operating leases. The facilities lease expires on August 31, 2002. The lease obligation totals $234,496 over the term of the agreement.

     Future annual minimum rental payments under non-cancelable leases are as follows:


                                              Operating              Capital
Year ending September 30:                      Leases                Leases

1998                                          $ 237,070              $4,993
1999                                            258,849
2000                                            259,694
2001                                            269,596
2002                                            216,672
                                              ---------------------------------
Total                                         1,241,881               4,993
Less amount representing interest                     -                 278
                                              ---------------------------------
Present value of minimum lease payments      $1,241,881              $4,715
                                              --------------------------------


     Rent expense for operating leases for the years ended September 30, 1997, 1996 and 1995 totaled $196,323, $159,249 and $62,509, respectively.

     In the general course of business, the Company, at various times, has been named in lawsuits. The Company believes that it has meritorious defenses to these lawsuits and that resolution of these matters will not have a material adverse affect on the business or financial condition of the Company.

9.       PRODUCT REVENUES AND SALES CONCENTRATIONS

     Product Revenues - During fiscal years 1997 and 1996 the Company's revenues were derived primarily from the Character Recognition Product line. Revenues by product line as a percentage of net sales, are summarized as follows:


                                        1997              1996             1995
Tempest                                                                     22%
Character recognition                    94%               94%              74%
Other                                     6%                6%               4%

     Sales Concentrations - For the years ended September 30, 1997, 1996 and 1995, the Company had the following sales concentrations:


                                        1997          1996          1995

U.S. government and its agencies
      o  Percent of total sales           8%            7%           16%
Non-government customers to which
sales were in excess of 10% of total
sales
      o  Number of customers              3             2             2
      o  Aggregate percentage of sales   54%           33%           25%

Foreign sales - primarily Europe         41%           31%           21%


10.      LICENSING AGREEMENT

     In April, 1997 the Company entered into an exclusive software licensing agreement with Parascript LLC. The terms of the agreement required the Company to pay Parascript $650,000 cash, and lend Parascript $250,000 cash to be repaid in part from the royalties due Parascript. In addition, the entities entered into a cross investment agreement providing Parascript with 763,922 shares of unregistered common stock of the Company valued at $668,814 in exchange for a 10% interest in the Parascript Limited Liability Corporation (LLC). The investment in the LLC is accounted for on the cost method and is included in Other Assets in the accompanying Balance Sheet at September 30, 1997.

11.      SUBSEQUENT EVENT

     The Company has entered into an Employment Agreement with Mr. Elliot Wassarman, effective as of January 5, 1998. Pursuant to the Agreement, Mr. Wassarman will serve as President and Chief Executive Officer of the Company for a base annual salary of $220,000. In addition to base salary, Mr. Wassarman is entitled to participate in the Executive and Key Employee Bonus Plan. Mr. Wassarman's employment is an "at will" contract and may be terminated by either the Company or Mr. Wassarman at any time. In the event that the Company terminates Mr. Wassarman's employment under certain circumstances, Mr. Wassarman will receive a severance payment equal to six month's salary, payable over a six month period of time, and continuation of certain employee benefits.

     In addition, the Company has entered into a Nonqualified Stock Option Agreement with Mr. Wassarman, effective January 5, 1998, providing him options to acquire up to 800,000 shares of the Company's common stock at $1.125 per share, subject to certain vesting requirements. Of such options, 550,000 vest on a monthly basis at the rate of 15,278 per month for each month Mr. Wassarman remains in the employ of the Company. Upon a change in control of the Company the unvested portion of the 550,000 options will vest immediately, and Mr. Wassarman will be eligible to receive up to an additional 250,000 vested options.

                          INDEPENDENT AUDITORS' REPORT


Mitek Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Mitek Systems, Inc. (the "Company") as of September 30, 1997 and 1996, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1997, in conformity with generally accepted accounting principles.


Deloitte & Touche LLP
San Diego, California
November 18, 1997

CORPORATE OFFICE
Mitek Systems, Inc.
10070 Carroll Canyon Road
San Diego, California 92131
(619) 635-5900

REGIONAL OFFICES:
10655 Southport Road S.W., Ste. 560
Calgary, Alberta, Canada T2W 4Y1

4506 Daly Drive, Suite 500
Chantilly, Virginia 20151

632 Pompton Ave. Cedar Grove, NJ 07009

CORPORATE OFFICERS
John M. Thornton, Chairman
Elliot Wassarman, President and CEO
John F. Kessler, Chief Financial Officer
David A. Pintsov, Senior Vice President
Curtis D. Abel, Vice President - Sales and Marketing

TRANSFER AGENT
Chase Mellon Shareholder Services
15821 Ventura Blvd., Suite 670, Encino, California 91436

AUDITORS
Deloitte & Touche, LLP
701 B Street, Suite 1900, San Diego, California 92101

DIRECTORS
John M. Thornton (1), (2), Chairman
Sally B. Thornton (1), Investor
Elliot Wassarman, President and CEO, Mitek Systems, Inc.
Daniel E. Steimle (1), (2),Vice President, Finance and Administration and Chief
  Financial Officer, Hybrid Networks, Inc.
James B. DeBello (2), Vice President, Assistant General Manager, Qualcomm Eudora
   Internet E-Mail
Software
  Division
Gerald I. Farmer, Ph.D

NOTES
(1) Compensation Committee
(2) Audit Committee

FORM 10-K REPORT
Copies of the Company's Form 10-K report to the Securities and Exchange Commission, are available free to stockholders and may be obtained by writing or calling Secretary, Mitek Systems, Inc., 10070 Carroll Canyon Road, San Diego, California 92131, phone (619) 635-5900.

STOCKHOLDERS: As of December 1, 1997, there were 590 holders of record of Mitek Systems, Inc. Common Stock.

DIVIDENDS Mitek Systems, Inc. has paid no dividends on its common stock since its incorporation and currently intends to retain all earnings for use in its business. Payment of dividends is restricted by the terms of outstanding debt obligations.

COMMON STOCK MARKET
PRICE RANGE (1)


Fiscal Quarter                1997                             1996
                       Low            High               Low        High
1st                    1.50          4.2187             1.25       1.6875
2nd                    1.4687        2.6875             1.375      2.6875
3rd                    1.125         2.0937             2.00        6.125
4th                     .844         1.5625             3.50        5.875

(1) Bid quotations compiled by National Association of Securities Dealers, Inc., represents inter-dealer quotations and not necessarily actual transaction.

                         SELECTED FINANCIAL DATA

         The table below sets forth selected financial data for each of the years in the five-year period ended September 30, 1997.


($000 EXCEPT PER SHARE DATA)                             1997           1996           1995           1994           1993

Sales                                                  $4,842         $8,154         $6,633        $10,163        $13,065
Net income (loss)                                     (2,566)          1,229           (69)        (1,058)          (902)
Net Income (loss) per share                            (0.25)           0.15         (0.01)         (0.15)         (.013)
Total assets                                            7,188          3,762          2,864          3,074          5,081
Long-term debt                                             22              6             57            367            526
Stockholders' equity                                    5,751          2,652          1,343            809          1,818
