Form 10-K405, Exhibit 13
period 1998-09-30
MITEK SYSTEMS INC
filed 1998-12-29
CIK 807863

                               LETTER TO SHAREHOLDERS


The Company's performance in the fiscal year ending September 30, 1998 improved materially in the second half of the year. Significant write-offs and internal reorganization occurred in the first half of the fiscal year. Sales and profits expanded in the last two quarters. Mitek's operations have been streamlined by cost reductions and greater focus, which we believe will allow the Company to bring more value to our customers with more competitive, feature-rich products and solutions.


     FINANCIAL POSITION - At fiscal year end, the Company had cash reserves, no debt other than normal trade payables and leases, and unused $750,000 working capital and $250,000 equipment lines of credit. This strong position is a result of increased profits in the second half of 1998, collection of accounts and notes receivable, and execution of operations within budget.

     MAJOR EVENTS - The Company faced a number of management and operational challenges at the beginning of the year, which burdened the Company in terms of time and expense. The Company also reexamined and restructured several of its strategic relationships during the year. Management believes that each challenge was resolved on favorable terms.

     In the general course of business, the Company, at various times, has been named in lawsuits. During fiscal 1998, the Company was involved in a number of legal proceedings. All of these proceedings were resolved (or in the process of complete resolution) by the end of the fiscal year or shortly thereafter and the costs of these settlements are included in the September 30, 1998 financials.

     In October 1998 the Company settled a lawsuit with the two founders of Technology Solutions, Inc. ("TSI"). The Company had acquired substantially all of the assets of TSI in June 1997 in exchange for 685,714 unregistered shares of the Company's common stock and $240,000 cash. Disputes arose between the Company, TSI, and the principals of TSI. Pursuant to the settlement agreement, the Company reacquired 591,114 shares of its common stock and a non-exclusive, non-transferable, perpetual, worldwide, royalty-free license to use key components of the TSI document imaging systems software. TSI and its principals reacquired ownership of their technology and software.

     The Company agreed in October 1998 to settle a pending lawsuit with Adaptive Solutions, a Beaverton, Oregon based computer assisted data entry provider, and also settled an employee related law suit.

     In October 1998 the Company revamped their agreement with Parascript Limited Liability Corporation (LLC), under which the Company licenses Parascript's Legal Amount Recognition (LAR) capabilities used in the CheckScript-TM- product. The Company and Parascript LLC agreed to undo their cross investment agreement and entered into a new licensing agreement. The new licensing agreement is not exclusive except for six major customers, and reduces the royalty percentages payable by the Company. The Company reacquired 763,922 shares of its common stock previously held by Parascript LLC in exchange for returning its 10% interest in Parascript LLC, exclusivity for six customers, and reduced royalties.

     The Company sold the assets of its Fax Products Division in cash transaction in January 1998.

     At year-end, Mitek was also able to secure complete ownership of the Premier Forms Processor Pro-TM- (PFP Pro-TM-) source code, key to one of our core products.

     These events have enabled the Company to concentrate on its core business, which seeks to capitalize on its QuickStrokes-Registered Trademark-, CheckScript-TM- and PFP Pro-TM- product lines.

     PRODUCT DEVELOPMENT - The Company plans to continue to advance its core technologies and add new features to its products, which should enable greater sales through additional markets and improved product performance. The Company released new and improved products during the year including PFP Pro-TM-, QuickFX-TM- v1.0, and FaxShare-TM- v3.1.

     STRATEGIC GROWTH PLAN - Management believes the Company is positioned to meet the challenges of the coming year and beyond as a direct result of the Company's innovative product capabilities being introduced to forms processing markets and Mitek's increased penetration of its proprietary technology in the item processing marketplace. Management has a detailed a growth plan for fiscal 1999 that includes penetrating three target markets due to our strong proprietary position and numerous competitive advantages, including proven product performance, superior results, recognition technology ownership, custom recognition capabilities and unsurpassed value. Armed with our technological advantages, we expect to be able to break new ground and open new markets which will position Mitek as a market leader and drive our financial performance for the current fiscal year

     The first market includes the $250 million software and services segment of the forms processing market growing annually at 20% for structured documents and 80% for unstructured documents. To address this market, the Company's PFP Pro-TM- product offers a proven automated forms processing solution through Mitek's leading edge, high-speed character recognition engine. PFP Pro-TM-, backed by Mitek's comprehensive systems integration, training and maintenance programs, is expected to significantly penetrate the forms processing (for both structured and unstructured documents) market.

     Mitek's second target is the $60 million core check recognition engine segment of the item processing market with an expected annual growth rate of 10%. The Company's CheckScript-TM- product provides superior results for the item processing market and offers advanced Courtesy Amount/Legal Amount Recognition (CAR/LAR) technology. CheckScript-TM- delivers recognition accuracy in excess of 80% within a variety of formats and a combination of cursive and printed script for remittance processing.

     The third target is the emerging lower tier of the $100 million Proof of Deposit (POD) segment of the item processing market. Mitek is pursuing the development of a POD product for the low to middle tier financial institutions such as community banks and credit unions. The Company's development activity will be minimal because this product is based on Mitek's existing form processing platform and leverages the competitive advantages of its CheckScript-TM- product. The combined Proof of Deposit and forms processing platform product offering captures check and deposit-slip images at the branch and assures that the amounts on these documents balance and that data will then be available for upload to either corporate headquarters or a service bureau to complete the processing.

     As a complement to the Company's proprietary product base, Mitek has formed a professional services organization charged with the responsibility of insuring successful product installation and promoting a satisfied customer experience. In addition, Mitek is planning a 100% increase in the number of sales representatives in the coming year. The
Company is targeting experienced, senior level personnel with direct knowledge and established contacts in the image document processing marketplace who will complement its existing sales base and provide additional leverage in its target markets.

     Our goals for 1999 are to continue the growth in revenue and profits we have experienced in recent quarters and build shareholder value by achieving milestones throughout the current fiscal year, including additional product launches, growing our sales force, increasing market penetration, rapid top-line growth, bottom-line improvements, and continued technological innovation. The prospects of achieving these goals are both challenging and inviting.

     We appreciate your continued support.



John M. Thornton
President and Chief Executive Officer

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NET SALES

     Net sales were $6,501,000, $4,842,000, and $8,154,000 for fiscal 1998,
1997, and 1996, respectively. The increase in net sales in fiscal 1998 compared to fiscal 1997 is the result of increases in new and existing products, services, and customers. The decrease in net sales in fiscal 1997 as compared to fiscal 1996 resulted from the loss of certain Original Equipment Manufacturer (OEM) business, combined with the transition of the product line from hardware-based products with a higher retail cost but lower gross margins, to software-based products with lower retail costs and higher gross margins.

GROSS MARGIN AND OPERATIONS RECLASSIFICATION

     The Company has evolved to a primarily software products company from a hardware/software products company. Therefore, cost of operations has been reclassified from cost of goods sold to costs and expenses for fiscal 1998, 1997, and 1996.

GROSS MARGIN

     Gross margins were $4,503,000, $3,084,000, and $5,673,000, for fiscal 1998,
1997, and 1996, respectively. Stated as a percentage of net sales, gross margin for the corresponding periods were 69%, 64%, and 70%, respectively. The fluctuations in gross margins are the result of sales mix, proprietary versus royalty products sold, and amortization of prepaid licenses and goodwill.

OPERATIONS

     Operations expenses were $430,000, $418,000 and $301,000 for fiscal 1998, 1997 and 1996, respectively. Stated as a percentage of sales, operations expenses were 7%, 9% and 4%, respectively. For fiscal 1998 and 1997, the absolute amounts are relatively constant and changes in operating expenses as a percentage of net sales corresponds to changes in net sales in those periods. The increase in absolute amounts in fiscal 1997 from fiscal 1996 results primarily from additional operations staff.

GENERAL AND ADMINISTRATIVE

     General and administrative expenses were $1,622,000, $1,428,000, and $1,186,000 for fiscal 1998, 1997 and 1996, respectively. Stated as a percentage of net sales, general and administrative expenses for the corresponding periods were 25%, 29%, and 15%, respectively. The increase in absolute amounts in the current year resulted primarily from additional costs for legal fees related to settlements (primarily Technology Solutions, Inc. acquisition matter, an employee related lawsuit, and a customer dispute), and outside services. Subsequent to the end of fiscal 1998, the Company completed settlement agreements in connection with each dispute. The increase in absolute amounts for fiscal 1997 over fiscal 1996 was attributed to costs associated with the addition of directors and officers liability insurance and an increase in bad debts. The decrease in general and administrative expenses as a percentage of sales in fiscal 1998 from fiscal 1997 and as an increase as a percentage of sales in fiscal 1997 from fiscal 1996 results from increased sales in fiscal 1998 from fiscal 1997, and decreased sales in fiscal 1997 from fiscal 1996.

RESEARCH AND DEVELOPMENT

     Research and development expenses were $1,343,000, $1,393,000, and $1,314,000 for fiscal 1998, 1997, and 1996, respectively. The 1998, 1997, and
1996 amounts do not include $878,000, $458,000, and $411,000, respectively, that was spent in research and development related to contract development and charged to cost of sales. Research and development expenses before charges to cost of sales were $2,221,0000, $1,851,000, and $1,725,000 for fiscal 1998, 1997, and 1996, respectively. Stated as a percentage of net sales, research and development expenses before charges to cost of sales for the corresponding periods were 34%, 38%, and 21%, respectively. The increase in the in the absolute amount of expenses and the increase in amounts charged to cost of sales in fiscal 1998 versus fiscal 1997 is primarily a result of the Technology Solutions, Inc. (TSI) acquisition; TSI engineering staff were primarily engaged in contract development, which expenses are charged to cost of sales.

SELLING AND MARKETING

     Selling and marketing expenses were $1,671,000, $2,102,000, and $1,414,000, for fiscal 1998, 1997 and 1996, respectively. Stated as a percentage of net sales, selling and marketing expenses for the corresponding periods were 26%, 43%, and 17%, respectively. The decrease in selling and marketing expenses as an absolute amount and as a percentage of sales in the current year is primarily attributed to a reduction of the sales force due to the reorganization of the Company in the first half of fiscal 1998. The increase in selling and marketing expenses as a percentage of sales in fiscal 1997 versus fiscal 1996 was primarily attributed to marketing and promotion efforts, staff additions and reclassification of key employee.

OTHER CHARGES

     Other charges in fiscal 1998 resulted from a $293,000 goodwill impairment, $196,000 prepaid license/support fee impairment, and a $200,000 inventory obsolescence reserve.

INTEREST (INCOME) EXPENSE

     Net interest (income) expense was ($73,000), ($94,000), and $91,000 for fiscal 1998, 1997 and 1996, respectively. Stated as a percentage of net sales, net interest (income) expense for the corresponding periods was (1%), (2%), and 1%, respectively. The decrease in interest (income) in the current year is primarily the result of lower invested funds during the first half of the year. The decrease in interest expense and increase in interest (income) for fiscal 1997 versus fiscal 1996 is primarily the result of funds received from the secondary public offering, which generated interest income, combined with no bank borrowings. The interest expense in fiscal 1996 reflects borrowings from a factoring institution and a bank.

OTHER EXPENSES - NET

     Other expenses in the current year results from reserves for the recruitment and employment ($166,000) and resignation ($204,000) of Elliot Wassarman as President and Chief Executive Officer of the company during fiscal 1998, $35,000 to settle an employee related law suit, $53,000 to settle Technology Solutions, Inc. acquisition legal matters, and $45,000 to settle a customer dispute. These reserves were reduced by a reversal of $175,000 reserved for TEMPEST in fiscal 1997, and a $34,000 gain from the sale of the Company's fax business in January 1998 in a cash transaction. The gross proceeds of the sale were $420,000 in cash, offset by the carrying value of the assets sold of ($308,000) and costs related to the transaction of ($78,000).

     Other expenses in fiscal 1997 is the result of a $175,000 reserve for claims asserted against the company by the purchaser of the Company's TEMPEST business in March 1995 and the write off of purchased research and development costs in the amount of $228,000.

INCOME TAXES

     For fiscal 1998 and 1997, the Company did not record an income tax provision or benefit for income taxes. For fiscal 1996, the Company recorded an income tax provision of $137,000.

NET INCOME (LOSS)

     In fiscal 1998 and fiscal 1997, the Company recorded a net loss of ($1,497,000) and ($2,566,000), respectively. In fiscal 1996, the Company recorded net income of $1,229,000.

LIQUIDITY AND CAPITAL RESOURCES

     The Company has financed its cash needs primarily from increased profits in the second half of 1998, collection of accounts and notes receivable, and execution of operations within budget.

     Net cash used by operating activities during the year ended September 30, 1998 was $203,000. The primary use of cash from operating activities was a decrease in inventory, prepaid expenses and other assets of $204,000. The primary source of cash from operating activities was a decrease in accounts receivable of $128,000 and an increase in accounts payable and accrued expenses of $425,000. Lower inventory resulted primarily from a $200,000 reserve taken principally on acceleration hardware board components as decreasing prices coupled with the higher speeds of general hardware rapidly altered the need for these acceleration boards. The decrease in accounts receivable resulted from improved management of receivables. Accounts receivable decreased even though sales increased by approximately 34% over the prior fiscal year. The increase in accounts payable and accrued expenses resulted primarily from the increase in reserves for litigation and dispute settlements of $391,000.

     The Company's working capital and current ratio was $2,517,000 and 2.40 at September 30, 1998, and $3,278,000 and 3.32 at September 30, 1997. At
September 30, 1998, total liabilities to equity ratio was .43 to 1 compared to
 .25 to 1 a year earlier. As of September 30, 1998, total liabilities were greater by $417,000 than on September 30, 1997.

     In June 1998, the Company obtained an increase in its working capital line of credit from its Bank, Rancho Santa Fe Bank ("Bank") from $400,000 to $750,000. The line of credit expires on June 8, 1999 and interest is payable at prime plus 1.5 percentage points. In addition, the Company obtained an equipment credit line in the amount of $250,000 under similar terms and conditions. There were no borrowings under the working capital or equipment lines of credit as of September 30, 1998. The Company believes that together with existing cash, credit available under the extended credit line, and cash generated from operations, funds will be sufficient to finance its operations for the next twelve months. All cash in excess of working capital requirements will be kept in short term, investment grade securities.

YEAR 2000

     Historically, most computer databases, as well as embedded microprocessors in computer systems and industrial equipment, were designed with date data fields which used only two digits of the year. Most computer programs, computers, and embedded microprocessors controlling equipment were programmed to assume that all two digit dates were preceded by "19", causing "00" to be interpreted as the year 1900. This formerly common practice now could result in a computer system or embedded microprocessor which fails to recognize properly a year that begins with "20", rather than "19". This in turn could result in computer system miscalculations or failures, as well as failures of equipment controlled by date-sensitive microprocessors, and is generally referred to as the "Year 2000 problem."

1. THE COMPANY'S STATE OF YEAR 2000 READINESS. In 1997 the Company began to formulate a plan to address its year 2000 issues. The Company's Year 2000 plan now contemplates five phases: Awareness, Assessment, Remediation, Testing, and Implementation.

     AWARENESS INVOLVES ensuring that employees who deal with the Company's computer assets, and all managers, executives and directors, understand the nature of the Year 2000 problem and the adverse effects on the business operations of the Company that would result from the failure to become and remain Year 2000 ready. ASSESSMENT INVOLVES the identification and inventorying of all computer assets of the Company (both information technology systems and embedded microprocessors) and the determination as to whether such assets will properly recognize a year that begins with "20", rather than "19". Computer hardware, software and firmware, and embedded microprocessors, that, among other things, properly recognize a year beginning with "20" are said to be "Year 2000 ready". REMEDIATION INVOLVES the repair or replacement of computer assets that are not Year 2000 ready. TESTING INVOLVES the validation of the actions taken in the remediation phase. IMPLEMENTATION is the installation and integration of remediated and tested computer assets into an overall information technology and embedded microprocessor system that is Year 2000 ready.

     These phases have substantial overlap. The Company has completed the Awareness and Assessment phases (4th Quarter 1998) and has commenced the Remediation (4th Quarter 1998) and Testing (4th Quarter 1998) phases. The Company has assigned Noel Flynn, Vice President of Operations/Customer Support, the responsibility for overseeing the timely completion of each phase of the Company's Year 2000 plan.

     The Company believes that all employees who deal with the Company's computer assets, and all levels of the Company's management, appreciate the importance of Year 2000 readiness and understand that achieving such readiness is primarily a business problem, not merely a technology problem. The Company has also communicated directly with its vendors of goods and services in an attempt to assure that its key vendors are aware of the importance the Company places on Year 2000 readiness.

The Company began its assessment of its internal computer systems in 1997. Computers and applications were identified, assessed and ranked for critical importance to the operations of the Company. Since then, the Company has modified and tested such applications and replaced the one system that was not Year 2000 compliant. The Company currently plans to have addressed all computer systems that are critical to its operations by March 1999.

     The Company is in the process of completing its assessment of the potential for Year 2000 problems with embedded microprocessors in its equipment, and will have remedied all non-compliant equipment by February 1999.

     The Company has mailed information concerning Year 2000 readiness to vendors of goods and services. The Company is not presently dependent upon any single source and supply for critical components or services for its products, and believes it can acquire such products from a number of suppliers. The Company expects to continue discussions with all of its vendors of goods and services during 1998 and 1999 to attempt to ensure the uninterrupted supply of such goods and services and to develop contingency plans in the event of the failure of any vendors to become and remain Year 2000 ready.

     The Company currently estimates the total cost of completing all five phases of its Year 2000 plan, will not exceed $85,000. This estimate is based on currently available information and will be updated as the Company completes its assessment.

2. THE RISKS OF THE COMPANY'S YEAR 2000 ISSUES. If any computer hardware, software applications, or embedded microprocessors critical to the Company's operations have been overlooked in the assessment or remediation phases, if any of the Company's remediated or replaced internal computer systems fail the testing phase, there could be a material adverse effect on the Company's results of operations, liquidity and financial condition of a magnitude which the Company has not yet fully analyzed.

     In addition, the Company has not yet been assured that (1) the computer systems of all of its "key" or "mission critical" vendors of goods and services will be Year 2000 ready in a timely manner or that (2) the computer systems of third parties with which the Company's computer systems exchange data will be Year 2000 ready both in a timely manner and in a manner compatible with continued data exchange with the Company's computer systems.

     If the vendors of the Company's most important goods and services, or the suppliers of the Company's necessary energy, telecommunications and transportation needs, fail to provide the Company with (1) the materials and services which are necessary to produce, distribute and sell its product, (2) the electrical power and other utilities necessary to sustain its operations, or
(3) reliable means of transporting supplies to its customers, such failure could have a material adverse effect on the results of operations, liquidity and financial condition of the Company.

     The Company's customers are primarily banks and financial institutions or entities that provide financial services to those industries. The banking industry has indicated it may experience severe problems associated with the Year 2000 problem. Banks and other financial institutions are spending significant capital resources to remedy their own Year 2000 issues. These expenditures may reduce budgeted funds that would otherwise be available to acquire new technologies and systems from the Company and other suppliers. To the extent that those customers experience or continue to experience significant capital costs for Year 2000 compliance, the demand for the Company's products may be reduced because of budgetary constraints.


3. THE COMPANY'S CONTINGENCY PLAN. The Company is collecting the information necessary to develop a business contingency plan to address both unavoided and unavoidable Year 2000 risks and expects to have it completed by July 1999.

                          CONSOLIDATED BALANCE SHEETS
                          SEPTEMBER 30, 1998 AND 1997

                                                                  1998          1997
                                                              ---------------------------
ASSETS
     CURRENT ASSETS
     Cash                                                      $ 1,740,760   $ 1,261,117
     Accounts receivable - net                                   2,234,640     2,363,028
     Note receivable                                                56,478       502,031
     Inventories                                                   123,909       415,973
     Prepaid expenses and other assets                             161,437       151,705
                                                               --------------------------
           Total current assets                                  4,317,224     4,693,854

     PROPERTY AND EQUIPMENT - net                                  192,135       205,013
     OTHER ASSETS                                                1,626,413     2,289,428
                                                               --------------------------
TOTAL ASSETS                                                   $ 6,135,772   $ 7,188,295
                                                               ==========================

LIABILITIES AND STOCKHOLDERS' EQUITY

     CURRENT LIABILITIES

     Current portion of long-term liabilities                  $         -   $     4,706
     Accounts payable                                              650,206       485,855
     Accrued payroll and related taxes                             242,427       272,603
     Unearned maintenance income                                   201,568       336,712
     Other accrued liabilities                                     705,836       315,728
                                                               --------------------------
           Total current liabilities                             1,800,037     1,415,604

     LONG-TERM LIABILITIES                                          54,187        21,761
                                                               --------------------------
     Total liabilities                                           1,854,224     1,437,365

     COMMITMENTS AND CONTINGENCIES (Note 8)

     STOCKHOLDERS' EQUITY

     Common stock - $.001 par value; 20,000,000
       shares authorized, 11,573,152 and
       11,537,009 issued and outstanding in 1998
       and 1997, respectively                                       11,573        11,537
     Additional paid-in capital                                  9,191,887     9,164,589
     Accumulated deficit                                        (4,921,912)   (3,425,196)
                                                               --------------------------
           Total stockholders' equity                            4,281,548     5,750,930
                                                               --------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                     $ 6,135,772   $ 7,188,295
                                                               ==========================

                 See notes to consolidated financial statements

                     CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996

                                                            1998           1997           1996
                                                        ------------------------------------------
NET SALES                                               $ 6,500,968    $ 4,841,555    $ 8,153,628

COST OF SALES                                             1,997,907      1,757,820      2,480,831
                                                        ------------------------------------------
GROSS MARGIN                                              4,503,061      3,083,735      5,672,797

COSTS AND EXPENSES:
     Operations                                             430,123        418,295        301,373
     General and administrative                           1,621,940      1,427,525      1,186,170
     Research and development                             1,343,422      1,392,817      1,313,951
     Selling and marketing                                1,670,677      2,101,615      1,414,125
     Other charges                                          689,000              0              0
     Interest (income) expense - net                        (72,645)       (93,910)        91,344
                                                        ------------------------------------------
           Total costs and expenses                       5,682,517      5,246,342      4,306,963
                                                        ------------------------------------------
OPERATING INCOME(LOSS)                                   (1,179,456)    (2,162,607)     1,365,834

OTHER EXPENSES - NET                                       (317,260)      (403,512)             0
                                                        ------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                        (1,496,716)    (2,566,119)     1,365,834

PROVISION FOR INCOME TAXES                                        0              0        136,825
                                                        ------------------------------------------
NET INCOME (LOSS)                                       $(1,496,716)   $(2,566,119)   $ 1,229,009
                                                        ==========================================

                                                        ------------------------------------------
EARNINGS (LOSS) PER SHARE - BASIC                       $     (0.13)   $     (0.25)   $      0.16
                                                        ==========================================

                                                        ------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC    11,564,239     10,093,007      7,747,915
                                                        ==========================================

                                                        ------------------------------------------
EARNINGS (LOSS) PER SHARE - DILUTED                     $     (0.13)   $     (0.25)   $      0.15
                                                        ==========================================

WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND            ------------------------------------------
COMMON SHARE EQUIVALENTS OUTSTANDING - DILUTED           11,564,239     10,093,007      8,202,753
                                                        ==========================================

                 See notes to consolidated financial statements

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996

                                                                   ADDITIONAL
                                                        COMMON       PAID-IN       ACCUMULATED
                                                         STOCK       CAPITAL         DEFICIT         TOTAL
                                                       -------------------------------------------------------
Balance, September 30, 1995                            $  7,728    $ 3,423,072    $ (2,088,086)   $ 1,342,714
     Stock warrants issued for services rendered              0         17,131               0         17,131
     Exercise of stock options                               45         48,441               0         48,486
     Exercise of warrants                                    10         14,990               0         15,000
     Net income                                               0              0       1,229,009      1,229,009

                                                       -------------------------------------------------------
Balance, September 30, 1996                               7,783      3,503,634        (859,077)     2,652,340
     Issuance of common stock for cash, net of costs      2,250      4,087,066               0      4,089,316
     Exercise of stock options                               34         38,688               0         38,722
     Exercise of warrants                                    20         29,980               0         30,000
     Issuance of common stock in connection with
     acquisition and investment                           1,450      1,505,221               0      1,506,671
     Net loss                                                 0              0      (2,566,119)    (2,566,119)

                                                       -------------------------------------------------------
Balance, September 30, 1997                              11,537      9,164,589      (3,425,196)     5,750,930
     Exercise of stock options                               36         27,298               0         27,334
     Net loss                                                 0              0      (1,496,716)    (1,496,716)

                                                       -------------------------------------------------------
Balance, September 30, 1998                            $ 11,573    $ 9,191,887    $ (4,921,912)   $ 4,281,548
                                                       =======================================================


                 See notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1998, 1997, AND 1996
                              OPERATING ACTIVITIES

                                                                               1998            1997           1996
                                                                          --------------------------------------------
Net income (loss)                                                         $ (1,496,716)   $ (2,566,119)   $ 1,229,009
     Adjustments to reconcile net income (loss) to net cash
     provided by (used in) operating activities:
           Depreciation and amortization                                       488,518         680,370        420,194
           (Gain) loss on sale of property and equipment                         1,847            (140)         2,822
           Goodwill and license fee impairment                                 489,000               0              0
           Gain on sale of FAX business                                        (34,256)              0              0
           Write off of IID investment                                               0         228,512              0
     Changes in assets and liabilities:
           Accounts receivable                                                 128,387        (606,518)      (638,655)
           Inventories, prepaid expenses, and other assets                    (203,841)       (757,846)      (590,959)
           Accounts payable, accrued payroll and related taxes,
             unearned maintenance income, and other accrued liabilities        424,508         313,535        110,786
                                                                          --------------------------------------------
     Net cash provided by (used in) operating activities                      (202,553)     (2,708,206)       533,197

INVESTING ACTIVITIES
     Purchases of property and equipment                                      (109,285)       (150,079)      (143,361)
     Acquisition of Technology Solutions, Inc. - net                                 0        (240,000)             0
     Proceeds from note receivable                                             348,753               0        158,335
     Proceeds from sale of property and equipment                                  100             140              0
     Proceeds from sale of Fax business                                        420,000               0              0
                                                                          --------------------------------------------
     Net cash provided by (used in) investing activities                       659,568        (389,939)        14,974

FINANCING ACTIVITIES
     Proceeds from borrowings                                                        0         150,000      1,796,816
     Repayment of notes payable and long-term liabilities                       (4,706)       (159,189)    (2,301,955)
     Proceeds from exercise of stock options and warrants                       27,334          68,722         63,486
     Net proceeds from sales of stock                                                0       4,089,316              0
                                                                          --------------------------------------------
     Net cash provided by (used in) financing activities                        22,628       4,148,849       (441,653)

                                                                          --------------------------------------------
NET INCREASE IN CASH                                                           479,643       1,050,704        106,518

CASH AT BEGINNING OF YEAR                                                    1,261,117         210,413        103,895

                                                                          --------------------------------------------
CASH AT END OF YEAR                                                       $  1,740,760    $  1,261,117    $   210,413
                                                                          ============================================

SUPPLEMENTAL DISCLOSURE
OF CASH FLOW INFORMATION
     Cash paid for interest                                               $          -    $      3,165    $   101,377
     Income tax refund received                                           $          -    $     30,185    $     2,712
     Cash paid for income taxes                                           $          -    $     13,500    $    21,263

                 See notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
               FOR YEARS ENDED SEPTEMBER 30, 1998, 1997 AND 1996

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Business - Mitek Systems, Inc. (the "Company") is a designer, manufacturer and marketer of advanced character recognition products for intelligent forms processing applications ("Character Recognition") and, in fiscal 1998, started emphasizing document imaging system products and solutions systems integration services.

       Basis of Consolidation - The consolidated financial statements include accounts of Mitek Systems, Inc. and its wholly-owned subsidiary, Mitek Systems Canada, Incorporated on June 21, 1995. All intercompany transactions and balances are eliminated in consolidation. The business of the Canadian corporation was sold in January, 1998 - see note 3.

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

       Accounts Receivable - Accounts receivable are net of an allowance for doubtful accounts of $125,000 and $181,000 on September 30, 1998 and 1997, respectively. The provision for bad debts was $ 92,877, $ 210,566, and $99,500 for the years ended September 30, 1998, 1997 and 1996, respectively.

       Inventories - Inventories are recorded at the lower of cost (on a first-in, first-out basis) or market. The Company recorded a $200,000 reserve for inventory obsolescence during the first quarter of fiscal 1998. Major classes of inventories on September 30, 1998 and 1997 were as follows:

                                                   1998              1997
          Raw materials                          $  14,177         $ 75,082
          Finished Goods                           109,732          340,891
                                                 ---------         --------
          Total                                  $ 123,909         $415,973
                                                 =========         ========

       Property and Equipment - Following is a summary of property and equipment as of September 30, 1998 and 1997.

                                                                1998         1997
         Property and equipment - at cost:
         Equipment                                           $1,038,974   $1,034,707
         Furniture and fixtures                                  92,118       62,430
         Leasehold improvements                                  52,984       52,985
                                                             ----------   ----------
                                                              1,184,076    1,150,122

         Less:  accumulated depreciation and amortization       991,941      945,109
                                                             ----------   ----------

         Total                                               $  192,135   $  205,013
                                                             ==========   ==========


         Other Assets - Other assets consisted of the following at September 30, 1998 and 1997:

                                                                1998         1997
         Goodwill - net                                      $  537,832   $1,071,790
         Prepaid software rights - PFP Pro - net                200,000            0
         Prepaid license/support fees - net                     202,476      531,534
         Investment in Parascript                               668,814      668,814
         Other - net                                             17,291       17,290
                                                             ----------   ----------

         Total - net                                         $1,626,413   $2,289,428
                                                             ==========   ==========


       The Company monitors events or changes in circumstances that may indicate that the carrying amount of goodwill and intangible assets may not be recoverable. If these factors indicate that such asset is not recoverable, as determined based upon undiscounted cash flows before interest charges of the asset over the remaining amortization period, the carrying value of the asset will be reduced.

       Goodwill impairment -In June, 1997 the Company purchased substantially all of the assets of Technology Solutions, Inc. a software developer and solution provider of document image processing systems. One of the key employees of the Company, a former principal of Technology Solutions, Inc., resigned his employment in December, 1997. The unexpected departure, in the opinion of management, could detrimentally impact the future cash flows of the Company. The Company determined the fair value of the goodwill by evaluating the expected future net cash flows (undiscounted and without interest charges), in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The evaluation indicated the carrying value of the goodwill exceeded the fair value, resulting in an impairment loss of $293,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. Subsequent to September 30, 1998, the Company settled a pending lawsuit with the two founders of Technology Solutions, Inc. -- see Note 2. This settlement did not result in an additional impairment of goodwill.

       License Fee impairment - In April 1997 the Company entered into an exclusive software licensing agreement with Parascript Limited Liability Company (Parascript). In December 1997, Parascript notified the Company of its dissatisfaction with the Company's progress in marketing the software affected by the license agreement, along with an assertion that the Company had committed material breach of contract. The Company strongly and vigorously denied the claims. In addition, the Company over-estimated the availability and the performance of the product and anticipated prices for the software affected by the agreement. The adversarial condition of the relationship coupled with the decreased expectations, in the opinion of management, will detrimentally impact the future cash flows of the Company. The Company determined the fair value of the goodwill represented by the license fee paid for the exclusive license by evaluating the expected future net cash flows (undiscounted and without interest charges), in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The evaluation indicates the carrying value of the goodwill exceeded the fair value, resulting in an impairment loss of $196,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. Subsequent to September 30, 1998 the Company entered into a new agreement with Parascript - see Note 10.

       The Company traditionally sold its QuickStrokes-Registered Trademark-Application Programmer Interface products with various acceleration hardware boards. Decreasing prices coupled with the higher speeds of general hardware rapidly altered the market need for these acceleration boards. The largest customer utilizing these acceleration boards informed the Company of its intent to discontinue the offering of these products in the domestic market. As a result, the Company recorded a reserve for inventory obsolescence in the amount of $200,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. At September 30, 1998 the reserve remains at $200,000 and the Company is attempting to sell its remaining acceleration hardware boards.

       Depreciation and Amortization - Depreciation and amortization of property and equipment, goodwill, prepaid license/support fees and prepaid software rights are provided using the straight-line method over estimated useful lives ranging from three to five years. Depreciation and amortization of property and equipment totaled $114,502, $127,622, and $124,736 for the years ended September 30, 1998, 1997 and 1996, respectively. Amortization of prepaid license/support fees and prepaid software rights totaled $374,016, $552,748, and $295,458 for the years ended September 30, 1998, 1997 and 1996, respectively.

       Warranty - The Company previously accrued a warranty cost for acceleration hardware boards sold. During early fiscal 1998 the decreasing prices and increasing performance of general computing hardware rapidly altered the market need for these acceleration boards. The Company currently sells primarily software only and discontinued accruing warranty cost. On September 30, 1998 and 1997, other accrued liabilities included an accrued warranty liability of $10,000 and $10,000, respectively. Warranty expenses were $-0-, $18,814, and $2,642 the years ended September 30, 1998, 1997 and 1996, respectively.

       Revenue Recognition - The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition. Accordingly, software product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company's fees are fixed and determinable, and collectibility is probable. Product maintenance revenues are amortized over the length of the maintenance contract, which is usually twelve months. Unearned contract maintenance revenue is included in Current Liabilities as unearned income in the accompanying balance sheet at September 30, 1998.

       Research and Development - Research and development costs are expensed in the period incurred.

       Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109 Accounting for Income Taxes, which requires the use of the liability method for deferred income taxes - see Note 6.

       Earnings (Loss) Per Share - The Company calculates earnings (loss) per share in accordance with Statement of Financial Accounting Standards No. 128,
Earnings per Share.   Basic earnings per share is based on the weighted average
number of common shares outstanding during the period. Diluted earnings per share also gives effect to all potential dilutive common shares outstanding during the period, such as options and warrants.

       Consolidated Statements of Cash Flows - Significant non-cash investing and financing activities were comprised of the following:

                                                     YEAR ENDED SEPTEMBER 30,
                                                   1998        1997       1996

         Shares exchanged for the assets of
          Technology Solutions, Inc. (Note 2)         0      837,857        0
         Shares exchanged for investment
           in Parascript LLC                          0      668,814        0


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

       Stock Based Compensation - Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, was effective for the

Company beginning October 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Corporations are permitted, however, to continue to apply Accounting Principles Board ("APB") Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB Opinion No. 25 to its stock-based compensation awards to employees and disclose the required pro forma effect on net income and earnings per share.

       In June 1997, the FASB issued SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", ("SFAS 131"). SFAS No. 130 establishes standards for reporting and display of comprehensive income and its components in a full set of general-purpose financial statements. SFAS No. 131 establishes standards of reporting by publicly-held business enterprises and disclosure of information about operating segments in annual financial statements and, to a lesser extent, in interim financial reports issued to shareholders. SFAS Nos. 130 and 131 are effective for fiscal years beginning after December 15, 1997.
As both SFAS Nos. 130 and 131 deal with financial statement disclosure, the Company does not anticipate the adoption of these new standards will have a material impact on its financial position, results of operations or cash flows. The Company has not yet determined what its reporting segments will be, if any, under SFAS 131.

       Reclassifications - Certain prior years balances have been reclassified to conform to the 1998 presentation.

2. ACQUISITIONS

   On October 11, 1996, the Company purchased certain technologies from Instant Information Deutschland (IID), a Munich, Germany based value-added distributor of Mitek Networks. The purchase price was $257,000; $87,000 payable in cash and the relief of all debt owed to Mitek by IID in the amount of $170,000. As part of the purchase, the Company has exclusive licensing rights to use copyrights associated with the purchased technology. The licensing rights are freely transferable, worldwide and royalty-free. The purchase will enable the Company to sell certain technologies directly into the German marketplace which were previously distributed by IID. The carrying value was written off in fiscal 1997.

   On September 30, 1998, the Company purchased the software rights (source code) to its PFP Pro Product, previously licensed from VALIData Sistemas de Captura, S.A. de C.V., for $200,000 in cash paid in October, 1998. This $200,000 is included as prepaid software rights - PFP Pro in other assets at September 30, 1998 and will be amortized over 48 months as a component of cost of sales.

   On June 3, 1997, the Company purchased substantially all of the assets of Technology Solutions, Inc., a Chantilly, Virginia based software developer and solution provider of document image processing systems. The purchase price consisted of issuing 685,714 unregistered shares of the Company's common stock and $240,000 cash payment. The purchase resulted in $1,065,107 of goodwill, to be amortized over 60 months as a component of cost of sales. A $293,000 goodwill impairment was recorded in the first quarter of fiscal 1998. Disputes arose between the Company, TSI, and the principals of TSI. On October 20,1998, the Company entered into an agreement with TSI and its principals in settlement of all claims and cross-claims. Pursuant to this agreement, the Company reacquired 591,114 shares of its unregistered common stock and a non-exclusive, non-transferable, perpetual, worldwide, royalty-free license to use key components of the TSI document imaging systems software. TSI and its principals reacquired ownership of their technology and software. This settlement will not result in an impairment of goodwill, and the reacquired common stock will be recorded as treasury stock in the amount of $369,466. The goodwill balance after this transaction of $168,366 is applicable to the software rights retained and will be amortized over 48 months, as a component of cost of sales.

3.   SALE OF FAX BUSINESS

       On January 30, 1998, the Company sold its Fax Products assets in a cash transaction, resulting in a gain of $34,000 included in Other
Expenses - net on the Consolidated Statements of Operations. The gross proceeds of the sale were $420,000 in cash, offset by the net carrying value of the assets sold of ($308,000) and costs related to the transaction of ($78,000).

4.   STOCKHOLDERS' EQUITY

       OPTIONS - The Company has stock option plans for executives and key individuals who make significant contributions to the Company. The 1986 plan provides for the purchase of up to 630,000 shares of common stock through incentive and non-qualified options. The 1988 plan provides for the purchase of up to 650,000 shares of common stock through non-qualified options For both plans, options must be granted at fair market value and for a term of not more than six years. Employees owning in excess of 10% of the outstanding stock are excluded from the plans. The 1986 plan expired on September 30, 1996 and the 1998 plan expired on September 13, 1998; no additional options may be granted under these plans.

       The 1996 plan provides for the purchase of up to 2,372,547 shares of common stock through incentive and non-qualified options. Options must be granted at fair market value and for a term of not more that ten years. Employees owning in excess of 10% of the outstanding stock are included in the plan on the same terms except that the options must be granted for a term of not more than five years.

       Information concerning stock options granted by the Company under all plans for the years ended September 30, 1998, 1997 and 1996 are as follows:

                                        SHARES          PRICE RANGE
   Balance, September 30, 1995          555,500        .656 - 2.250
     Granted                            292,250       1.375 - 3.680


                                      17

     Exercised                          (45,012)       .670 - 1.380
     Cancelled                          (61,154)      1.219 - 2.750
                                      ----------      -------------

    Balance, September 30, 1996         741,584        .656 - 2.250
     Granted                            630,250       1.030 - 3.375
     Exercised                          (34,402)       .656 - 1.438
     Cancelled                         (359,766)      1.219 - 3.750
                                      ----------      -------------

   Balance, September 30, 1997          977,666        .656 - 3.750
     Granted                          1,798,802         .89 - 1.250
     Exercised                          (35,693)       .656 - 1.38
     Cancelled                       (1,187,359)       .656 - 3.68
                                      ----------      -------------
   Balance, September 30, 1998        1,553,416         .67 - 2.125
                                      ==========      =============


       The weighted average remaining contractual life was 1.5 years for the outstanding stock options at September 30, 1998, with a weighted average exercise price of $1.04. At September 30, 1998, options for 1,136,828 shares remained available for granting under the 1996 option plan. At September 30, 1998, options for 473,687 shares were exercisable with a weighted average exercise price for these options of $1.05.

       All stock options are granted at fair market value of the Company's common stock at the grant date. The weighted average fair value of the stock options granted during fiscal 1998 was $0.59. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1998: risk-free interest rate of 5.5%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 82%. Stock options generally expire six years from the grant date. Stock options generally vest over a three year period, with one thirty sixth becoming exercisable on each of the monthly anniversaries of the grant date.

       The Company accounts for its options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for stock option awards. Had compensation cost been determined consistent with SFAS No. 123, the Company's pro forma net income and earnings per share for fiscal 1996 would have been $1,168,987 and $.14, respectively, the Company's pro forma net loss and net loss per share for fiscal 1997 would have been ($2,715,014) and ($.26), respectively, and the Company's pro forma net loss and net loss per share for fiscal 1998 would have been ($2,005,401) and ($.17), respectively. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

       Sale of Common stock - In the first quarter of fiscal 1997, the Company undertook a secondary public offering in which a total of 2,250,000 shares of common stock were sold at $2.25 per share, providing the Company with net proceeds of $4,089,316.

5.     NOTES PAYABLE - BANK

       In June 1998, the Company obtained an increase in its working capital line of credit from its Bank, Rancho Santa Fe Bank ("Bank") from $400,000 to $750,000. The line of credit expires on June 8, 1999 and interest is payable at prime plus 1.5 percentage points. In addition, the Company obtained an equipment credit line in the amount of $250,000 under similar terms and conditions. There were no borrowings under the working capital or equipment lines of credit as of September 30, 1998. The Company believes that together with existing cash, credit available under the extended credit line, and cash generated from operations, funds will be sufficient to finance its operations for the next twelve months. All cash in excess of working capital requirements will be kept in short term, investment grade securities.

6.     INCOME TAXES

       For the years ended September 30, 1998, 1997 and 1996, the Company's provision for income taxes were as follows:

                                      1998       1997        1996
         Federal - current            $-0-       $-0-       $98,588
         State - current              $-0-       $-0-        38,237
                                      ----       ----      --------
         Total                        $-0-       $-0-      $136,825
                                      ====       ====      ========

There was no provision for deferred income taxes in 1998, 1997, or 1996. Under FAS No. 109, deferred income tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liabilities and assets as of September 30, 1998 and 1997 are as follows:

                                                                    1998        1997
      Deferred tax assets:
        Reserves not currently deductible                     $    58,000   $    83,000
        Book depreciation and amortization in excess of tax       119,000        32,000
        Research credit carryforwards                             529,000       529,000
        AMT credit carryforward                                    19,000        29,000
        Net operating loss carryforwards                        1,280,000       949,000
        Capitalized research and development costs                230,000        85,000
        Uniform capitalization                                      9,000        15,000
        Other                                                     311,000       330,000
                                                              ------------  ------------

      Total deferred tax assets                                 2,555,000     2,052,000
      Valuation allowance for net deferred tax assets          (2,555,000)   (2,052,000)
                                                              ------------  ------------
      Total                                                   $         0   $         0
                                                              ============  ============


       The Company has provided a valuation allowance against deferred tax assets recorded as of September 30, 1998 and 1997 due to uncertainties regarding the realization of such assets.

       The research credit and net operating loss carryforwards expire during the years 2005 to 2011. The federal net operating loss carryforward at September 30, 1998 totaled $3,245,249.

The differences between the provision (benefit) for income taxes and income taxes computed using the U.S. federal income tax rate were as follows for the year ended September 30:

                                                                    1998
       Amount computed using statutory rate (34%)                 $(508,900)
       Net change in valuation reserve for deferred
         tax assets                                                 503,000
       Non-deductible items                                           8,757
       State income taxes                                                 0
       Other                                                         (2,857)
                                                                    -------

       Provision (benefit) for income taxes                       $       0
                                                                  =========

7.     LONG-TERM LIABILITIES

       As of September 30, 1998 and 1997, long term liabilities were as follows:

                                                     1998         1997
       Capital lease obligations                 $       0      $ 4,715
       Deferred rent payable - see Note 8           50,187       21,752
       Non current deposit                           4,000            0
                                                 ---------      --------

                                                    54,187       26,467
                                                 ---------      --------
       Less current portion                              0       (4,706)
       Total                                       $54,187      $21,761
                                                 =========      ========

       The following property and equipment is leased under non-cancelable capital leases as of September 30, 1997:

                                                                   1997
       Equipment                                                $ 26,254
       Less accumulated depreciation                             (25,208)
                                                                --------
       Total                                                    $  1,046
                                                                ========

8.   COMMITMENTS AND CONTINGENCIES

       LEASES - The Company's offices and manufacturing facilities are leased under non-cancelable operating leases. The primary facilities lease expires on
June 30, 2002.   In addition, the Company leases office space in Chantilly, VA which expires July 31, 2002. The lease payments are expensed on a straight-line basis over the lease term.

The Company signed an agreement to sub-lease office space adjacent to its primary offices, effective May 1, 1998 through June 30, 2002.

Future annual minimum rental payments payable by the Company and annual minimum sub-lease amounts payable to the Company under non-cancelable leases are as follows:

                                                 OPERATING       SUB-LEASE
                                                  LEASES          (INCOME)
       YEAR ENDING SEPTEMBER 30:
       1999                                      $252,311        $(105,526)
       2000                                       259,694         (109,410)
       2001                                       269,596         (112,062)
       2002                                       216,672          (87,354)
                                                 --------        ---------
       Total                                     $998,273        $(414,352)
                                                 ========        =========

       Rent expense for operating leases for the years ended September 30, 1998, 1997 and 1996 totaled $271,502, $196,323, and $159,249, respectively.

9.  PRODUCT REVENUES AND SALES CONCENTRATIONS

       Product Revenues - During fiscal years 1998 , 1997 and 1996, the Company's revenues were derived primarily from the Character Recognition Product line. Revenues by product line as a percentage of net sales are summarized as follows:

                                            YEAR ENDED SEPTEMBER 30,
                                            ------------------------
                                            1998      1997     1996
       Character recognition                 85%       87%      94%
       Other                                 15%       13%       6%

       Sales Concentrations - For the years ended September 30, 1998, 1997 and 1996, the Company had the following sales concentrations:

                                            YEAR ENDED SEPTEMBER 30,
                                            ------------------------
                                            1998      1997     1996
       Customers to which sales were
         in excess of 10% of total sales
         *  Number of customers               1         3        2
         *  Aggregate percentage of sales    33%       54%      33%

        Foreign Sales - primarily Europe     23%       41%      31%

10.  LICENSING AGREEMENT

       In April 1997 the Company entered into an exclusive software licensing agreement with Parascript Limited Liability Company (Parascript). The terms of the agreement required the Company to pay Parascript $650,000 cash, and lend Parascript $250,000 cash to be repaid in part from the royalties due Parascript (the $250,000 loan was repaid during the year ended September 30, 1998). In addition, the entities entered into a cross investment agreement providing Parascript with 763,922 shares of unregistered common stock of the Company valued at $668,814 in exchange for a 10% interest in Parascript. The investment in Parascript is accounted for on the cost method and is included in Other Assets in the accompanying Balance Sheet at September 30, 1998.

       On October 16, 1998 the Company and Parascript agreed to undo their cross investment agreement and entered into a new licensing agreement. The new licensing agreement is not exclusive except for six major customers, and provides for a reduction in royalty percentages payable. The Company received 763,922 shares of unregistered common stock of the Company previously held by Parascript valued at $477,451 in exchange for returning its 10% interest in Parascript, exclusivity for six customers, and reduced royalties. The difference between the carrying value of the investment in Parascript of $668,814 at September 30, 1998 and the $477,451 value on October 16,

1998 of $191,363 will be recorded as prepaid license rights and amortized over 48 months as a component of cost of sales.


                                  * * * * * *

INDEPENDENT AUDITORS' REPORT


Mitek Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Mitek Systems, Inc. (the "Company") as of September 30, 1998 and 1997, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1998, in conformity with generally accepted accounting principles.


San Diego, California
November 6, 1998

                         SUPPLEMENTAL INFORMATION

CORPORATE OFFICE
Mitek Systems, Inc.
10070 Carroll Canyon Road
San Diego, California 92131
(619)635-5900


REGIONAL OFFICE
4506 Daly Drive, Suite 500
Chantilly, Virginia 20151


CORPORATE OFFICERS
John M. Thornton, Chairman, President, Chief Executive Officer and Chief Financial Officer


TRANSFER AGENT
Chase Mellon Shareholder Services
400 S. Hope Street, Fourth Floor, Los Angeles, California 90071


AUDITORS
Deloitte & Touche, LLP
701 B Street, Suite 1900, San Diego, California 92101


DIRECTORS
John M. Thornton (1), (2), Chairman, President, Chief Executive Officer and Chief Financial Officer
Sally B. Thornton (1), Investor
Daniel E. Steimle (1), (2), Chief Financial Officer, Transmeta Corporation
James B. DeBello (2), Vice President, Assistant General Manager, Qualcomm Eudora
  Internet E-Mail Software Division
Gerald I. Farmer, Ph.D.


NOTES
(1) Compensation Committee
(2) Audit Committee


FORM 10-K REPORT
Copies of the Company's Form 10-K report to the Securities and Exchange Commission, are available free to stockholders and may be obtained by writing or calling Secretary, Mitek Systems, Inc., 10070 Carroll Canyon Road, San Diego, California 92131, phone (619) 635-5900.

STOCKHOLDERS:
As of December 1, 1998, there were 576 holders of record of Mitek Systems, Inc. Common Stock.

DIVIDENDS
Mitek Systems, Inc. has paid no dividends on its common stock since its incorporation and currently intends to retain all earnings for use in its business. Payment of dividends is restricted by the terms of outstanding debt obligations.

COMMON STOCK MARKET (1)

PRICE RANGE (2)


FISCAL QUARTER                1998                     1997
                         LOW         HIGH         LOW         HIGH
1ST                      .875        1.75         1.50        4.2187
2ND                      .53125      1.40625      1.4687      2.6875
3RD                      .84375      1.25         1.125       2.0937
4TH                      .4375       1.125         .844       1.5625

(1) The Company's common stock is traded on NASDAQ Small Cap Market under the symbol "MITK" and the closing bid price on December 1, 1998 was $0.625.

(2) Bid quotations compiled by National Association of Securities Dealers, Inc., represents inter-dealer quotations and not necessarily actual transactions.


                              SELECTED FINANCIAL DATA
     The table below sets forth selected financial data for each of the years in the five-year period ended September 30, 1998.


($000 EXCEPT PER SHARE DATA)      1998       1997       1996      1995       1994
Sales                           $6,501     $4,842     $8,154    $6,633    $10,163
Net income (loss)               (1,497)    (2,566)     1,229       (69)    (1,058)
Net income (loss) per share      (0.13)     (0.25)      0.16     (0.01)     (0.15)
Total assets                     6,136      7,188      3,762     2,864      3,074
Long-term liabilities               55         22          6        57        367
Stockholders' equity             4,282      5,751      2,652     1,343        809


                                      27