Form 10-K405, Exhibit 13
period 1999-09-30
MITEK SYSTEMS INC
filed 1999-12-27
CIK 807863

                         1999 LETTER TO THE SHAREHOLDERS

Dear Fellow Shareholders,

During the fiscal year ended September 30, 1999, we produced rapid operating growth, significantly increased our market value and positioned the Company for continued gains in fiscal year 2000 and beyond.

The reason for our current success and excellent future prospects?

We are leading a quiet, but powerful revolution in the way business reads and processes difficult documents such as checks and forms. We are increasing our role in this revolution - still in its early stages - by evolving from being a provider of world-leading character recognition engines to becoming a source of entire solutions in the handling of handwritten and the many other difficult documents including unstructured forms.

SUMMARY OF RESULTS

In the fiscal year, we increased revenues 50% by:

- expanding our OEM relationships with such important partners as BancTec, IBM and Unisys
- adding new products through our own technology development and with major partners

Also in the fiscal year, we produced strong profitability by:

- augmenting sales and marketing efforts by increasing our marketing alliances with the small number of OEMs which dominate the item processing market

- gaining economies of scale from the size and number of major orders from our partners

- improving operating productivity by better meeting deadlines, delivering products and managing cash

Through these gains, we were able to produce a return on beginning total assets of 33% from pre-tax profit, and a return on beginning equity of 47%, giving Mitek an enviable return record on invested capital. If present trends continue, we expect to continue providing the strong returns in the current fiscal year ending September 30, 2000. All of this is driven by superior technology addressing a large and growing market.

PERFORMANCE DETAILS

The Company's performance in the fiscal year ended September 30, 1999 compared favorably to the prior year. In each of the four quarters revenues and net income improved. In addition to the strong financial results of each quarter, we made continued progress toward building for future growth. An important part of these gains was the addition of key personnel in sales and engineering. This new leadership helped leverage our growing body of new products and customer solutions. We believe it will also help us continue to develop new technologies and products, enhance existing products, and thereby ensure our strong position worldwide.

For the twelve months ended September 30, 1999, we reported net income of $2,026,000, or $0.20 per basic and $0.19 per diluted share, compared with a net loss of ($1,497,000) or ($0.13) per basic and diluted share for the 1998 fiscal year. At fiscal year end, the Company had cash of $1,398,589 and no bank debt.

Mitek's plan to expand OEM relationships and leverage relationships with blue-chip OEM customers has enabled Mitek to form new alliances with three key companies in 1999: IBM, Unisys and Science Applications International Corporation (SAIC). Mitek has added new OEMs and new product lines to existing OEM relationships. This has permitted Mitek to supply its recognition engine to IBM for integration in IBM's ImagePlus Intelligent Forms Processing Solution
(IFP). The Company has also supplied a customized recognition engine to Unisys for inclusion in its SoftCAR+ solution. Significant orders were realized in the fiscal year as a result of both the IBM and Unisys agreements. Mitek and SAIC have signed a worldwide sales and technology agreement to commercialize SAIC's document classification software.

NEW PRODUCTS

In April, Mitek introduced Doctus(TM), its new, universal document capture and forms processing system, which won the highly coveted, "Best of AIIM" award at the AIIM 1999 show and conference. With the unique document understanding capabilities of Doctus, the Company has a competitive advantage over other traditional forms processing providers.

As a result of the SAIC relationship, Mitek intends to trademark the new collaborative product, CogniForms(TM). CogniForms provides for the automated processing of unstructured documents, such as invoices, bills of lading or other documents with no predefined format. CogniForms offers new opportunities and enables a wide range of new applications for many Mitek partners and customers because it represents a fundamental advance in automated document processing.

The Company also introduced CheckQuest(TM), an affordable check imaging and remittance processing solution designed specifically for organizations with low- to medium-volume document processing requirements (e.g., community banks, credit unions, utility companies).

Mitek's dedication to internal research and development has enabled the Company to capitalize on its competitive advantages in the forms processing market. The Company remains focused on the application of its core proprietary technology (character recognition, understanding unstructured forms and check imaging) to the check processing and forms processing market. Mitek's core technology involves a continual research and development effort driven by whatever new recognition features are needed by end users and OEM customers. Mitek's unique forms processing software can automatically "learn" to process a wide variety of unstructured form types. The growth opportunities in the unstructured forms and check imaging market merit a significant allocation of the Company's resources and should lead to additional product offerings and partnerships.

PERSONNEL

At Mitek, people continue to be our most important asset. This year we added key personnel in the areas of sales, product development and operations in order to better support Mitek's expanded product line, in addition to increased customer shipments. The Company continues to be a leader in the development of Intelligent Character Recognition (ICR) products and technology, and employs some of the world's leading scientists and engineers. We believe we have the expertise and the commitment to advance our core technology and to continue converting that technology to powerful new products and existing product enhancements.

STRATEGIC GROWTH PLAN

We believe we are positioned to meet the challenges of the coming years due to our healthy balance sheet, powerful leadership and strong market position. Management has developed a growth plan for achieving the Company's goals in fiscal 2000. We have opportunities for further growth of revenues and earnings, which includes capitalizing on the large and growing unstructured document processing market, plus the virtually untapped market for check imaging systems at small to mid-tier community banks. We are actively advancing "breakthrough" technology that could revolutionize the way businesses process documents.

As a result, we enter the new century with great confidence.

Sincerely,

John M. Thornton
President and Chief Executive Officer

                           MANAGEMENT'S DISCUSSION AND ANALYSIS
                  OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

NET SALES

         Net sales were $9,741,000, $6,501,000, and $4,842,000 for fiscal 1999,
1998, and 1997, respectively. The increase in net sales in fiscal 1999 compared to fiscal 1998 and 1997 is the result of increases in new and existing products, services, and customers.

GROSS MARGIN AND OPERATIONS RECLASSIFICATION

         The Company has evolved to a primarily software products company from a hardware/software products company.

GROSS MARGIN

         Gross margins were $8,254,000, $4,503,000, and $3,084,000, for fiscal
1999, 1998, and 1997, respectively. Stated as a percentage of net sales, gross margin for the corresponding periods were 85%, 69%, and 64%, respectively. The increase in gross margin resulted primarily from increased sales, changes in product mix, and a decrease in goodwill and license amortization charged to cost of sales. The increase in gross margin stated as a percentage of sales resulted primarily from product mix and decreased goodwill and license amortization charged to cost of sales

OPERATIONS

         Operations expenses were $597,000, $430,000 and $418,000 for fiscal 1999, 1998 and 1997, respectively. Stated as a percentage of net sales, operations expenses were 6%, 7% and 9%, respectively. The increase in expenses is primarily attributable to staff additions, while the decrease as a percentage of net sales is primarily attributable to increased revenues.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses were $1,711,000, $1,622,000, and $1,428,000 for fiscal 1999, 1998 and 1997, respectively. Stated as a percentage of net sales, general and administrative expenses for the corresponding periods were 18%, 25%, and 29%, respectively. The increases in expenses in the current fiscal year were primarily attributable to costs associated with outside professional services, legal fees and staff additions, while the decrease in the percentage of net sales is primarily attributable to increased revenues.

RESEARCH AND DEVELOPMENT

         Research and development expenses were $1,409,000, $1,343,000, and $1,393,000 for fiscal 1999, 1998, and 1997, respectively. The 1999, 1998, and
1997 amounts do not include $98,000, $878,000, and $458,000, respectively, that was spent in research and development related to contract development and charged to cost of sales. Research and development expenses before charges to cost of sales were $1,507,0000, $2,221,000, and $1,851,000 for fiscal 1999,
1998, and 1997, respectively. The decrease in the absolute amount of expenses from 1998 to 1999 is the result of engineering staff reductions and the elimination of certain engineering projects. The increase in the absolute amount of expenses and the increase in amounts charged to cost of sales in fiscal 1998 versus fiscal 1997 is primarily a result of the Technology Solutions Inc. acquisition (TSI); TSI engineering staff were primarily engaged in contract development, which expenses were charged to cost of sales. Stated as a percentage of net sales, research and development expenses before charges to cost of sales for the corresponding periods were 15%, 34%, and 38%, respectively. The decrease as a percentage of net sales for fiscal year is primarily attributable to both the decrease in absolute dollar expenditures as well as the increase in revenues.

SELLING AND MARKETING

         Selling and marketing expenses were $2,510,000, $1,671,000, and $2,102,000 for fiscal 1999, 1998 and 1997, respectively. Stated as a percentage of net sales, selling and marketing expenses for the corresponding periods were 26%, 26%, and 43%, respectively. The increase in expenses in the current fiscal year is primarily attributable to the addition of personnel and increased marketing efforts on certain products. The decrease as a percentage of net sales is primarily attributable to the increase in revenues. The decrease in selling and marketing expenses as an absolute amount and as a percentage of net sales from 1997 to 1998 is primarily attributed to a reduction of the sales force due to the reorganization of the Company in the first half of fiscal 1998.

OTHER CHARGES

For the fiscal year end 1998, other charges totaling $689,000, consist of several non-recurring charges to operations. The charges consist of the following components:

- GOODWILL IMPAIRMENT -In June 1997 the Company purchased substantially all of the assets of Technology Solutions, Inc., a software developer and solution provider of document image processing systems. One of the key employees of the Company, a former principle of Technology Solutions, Inc., opted to resign his employment. The unexpected departure, in the opinion of management, detrimentally impacted the future cash flows of the Company. A $293,000 goodwill impairment was recorded in the first quarter of fiscal 1998. See Note 2 of the consolidated financial statements.

- LICENSE FEE IMPAIRMENT - In April, 1997 the Company entered into an exclusive software licensing agreement with Parascript LLC. In December, 1997 Parascript notified the Company of its dissatisfaction with the Company's progress in marketing the software affected by the license agreement, along with assertion that the Company had committed material breach of contract. The Company has strongly and vigorously denied the claims. A proposed solution to the dispute by Parascript included converting the Company's exclusive to a non-exclusive software license. In addition, the Company over-estimated the availability and the performance of the product and anticipated prices for the software affected by the agreement. The adversarial condition of the relationship coupled with the decreased expectations, in the opinion of management, would have detrimentally impacted the future cash flows of the Company. As such, the Company recorded a license fee impairment in the amount of $196,000. See
     Note 10 of the consolidated financial statements.

- INVENTORY RESERVES - The Company has traditionally sold its QuickStrokes Application Programmer Interface products with various acceleration hardware boards. Decreasing prices coupled with the higher speeds of general hardware have rapidly altered the market need for these acceleration boards. The largest customer utilizing these acceleration boards has informed the Company of its intent to discontinue the offering of these products in the domestic market. As a result, the Company recorded a reserve for inventory obsolescence in the amount of $200,000 during the fiscal 1998.

INTEREST INCOME

         Net interest income was $28,000, $73,000, and $94,000 for fiscal 1999, 1998 and 1997, respectively. Stated as a percentage of net sales, net interest income for the corresponding periods was 0.3%, 1%, and 2%, respectively. The decrease in interest income in the current year is primarily the result of lower invested funds during the year.

OTHER EXPENSES - NET

         Other expenses for fiscal year 1998 resulted from reserves for the recruitment and employment ($166,000) and resignation ($204,000) of Elliot Wassarman as President and Chief Executive Officer of the company during fiscal 1998, $35,000 to settle an employee related lawsuit, $53,000 to settle Technology Solutions, Inc. acquisition legal matters, and $45,000 to settle a customer dispute. These reserves were reduced by a reversal of $175,000 reserved for TEMPEST in fiscal 1997, and a $34,000 gain from the sale of the Company's fax business in January 1998 in a cash transaction. The gross proceeds of the sale were $420,000 in cash, offset by the carrying value of the assets sold of ($308,000) and costs related to the transaction of ($78,000).

         Other expenses in fiscal 1997 were the result of a $175,000 reserve for claims asserted against the company by the purchaser of the Company's TEMPEST business in March 1995 and the write off of purchased research and development costs in the amount of $228,000.

 INCOME TAXES

         For the current fiscal year, the Company recorded an income tax provision of $29,000. For fiscal 1998 and 1997, the Company did not record an income tax provision or benefit for income taxes.

NET INCOME (LOSS)

         In the current fiscal year, the Company recorded net income of $2,026,000. In fiscal 1998 and fiscal 1997, the Company recorded a net loss of ($1,497,000) and ($2,566,000), respectively.

LIQUIDITY AND CAPITAL RESOURCES

         The Company has financed its cash needs primarily from increased profits in the fourth quarter of fiscal 1999 and fiscal 1998, collection of accounts and notes receivable, and execution of operations within budget.

         Net cash used in operating activities during the year ended September 30, 1999 was $316,000. The primary use of cash from operating activities was an increase in accounts receivable of $2,771,000 and a decrease in accounts payable of $87,000. The primary source of cash from operating activities was a decrease in inventory of $158,000. Higher receivables resulted primarily from increased sales. The decrease in accounts payable resulted primarily from payment for litigation settlements.

         The Company's working capital and current ratio was $4,816,000 and 3.81 at September 30, 1999, and $2,517,000 and 2.40 at September 30, 1998. At September 30, 1999, total liabilities to equity ratio was .31 to 1 compared to
 .43 to 1 a year earlier. As of September 30, 1999, total liabilities were less by $87,000 than on September 30, 1998.

         During fiscal 1999, the Company renewed its line of credit from its bank, Rancho Santa Fe National Bank, in the amount of $750,000, which expires on June 8, 2000. Interest is payable at prime plus 1.5 percentage points. In addition, the Company renewed its equipment credit line in the amount of $250,000 under similar terms and conditions. There were no borrowings under the working capital or equipment lines of credit as of September 30, 1999 or September 30, 1998. The Company believes that together with existing cash, credit available under the credit lines, and cash generated from operations, funds will be sufficient to finance its operations for the next twelve months. All cash in excess of working capital requirements will be kept in short term, investment grade securities.

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

These phases have substantial overlap. The Company has completed Awareness phases (4th Quarter 1998) Assessment phases (4th Quarter 1998) Remediation phases (4th Quarter 1998) Testing (2nd Quarter 1999) and Implementation (3rd Quarter 1999) phases. The Company has assigned Noel Flynn, Vice President of Operations/Customer Support, the responsibility for overseeing the timely completion of each phase of the Company's Year 2000 plan.

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

The Company began its assessment of its internal computer systems in 1997. Computers and applications were identified, assessed and ranked for critical importance to the operations of the Company. Since then, the Company has modified and tested such applications and replaced the one system that was not Year 2000 compliant. The

Company currently has addressed all computer systems that are critical to its operations as of September 1999.

The Company has completed its assessment of the potential for Year 2000 problems with embedded microprocessors in its equipment, and has remedied all non-compliant equipment as of September 1999.

The Company has mailed information concerning Year 2000 readiness to vendors of goods and services. The Company is not presently dependent upon any single source and supply for critical components or services for its products, and believes it can acquire such products from a number of suppliers. The Company expects to continue discussions with all of its vendors of goods and services during 1999 to attempt to ensure the uninterrupted supply of such goods and services and to develop contingency plans in the event of the failure of any vendors to become and remain Year 2000 ready.

The Company currently estimates the total cost of completing all five phases of its Year 2000 plan, will not exceed $50,000.

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

                                                  CONSOLIDATED BALANCE SHEETS
                                                  SEPTEMBER 30, 1999 AND 1998



                                                                                1999                 1998
                                                                           ----------------------------------
ASSETS

      CURRENT ASSETS

      Cash and cash equivalents                                             $ 1,398,589          $ 1,740,760
      Accounts receivable - net                                               5,006,081            2,234,640
      Note receivable                                                                 0               56,478
      Inventories                                                                58,082              123,909
      Prepaid expenses and other assets                                          69,232              161,437
                                                                           ----------------------------------
           Total current assets                                               6,531,984            4,317,224

      PROPERTY AND EQUIPMENT - net                                              281,571              192,135
      OTHER ASSETS                                                              575,298            1,626,413

                                                                           ==================================
TOTAL ASSETS                                                                $ 7,388,853          $ 6,135,772
                                                                           ==================================

LIABILITIES AND STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES

      Accounts payable                                                      $   738,195          $   650,206
      Accrued payroll and related taxes                                         720,300              242,427
      Unearned maintenance income                                               203,408              201,568
      Other accrued liabilities                                                  53,885              705,836
                                                                           ----------------------------------
           Total current liabilities                                          1,715,788            1,800,037

      LONG-TERM LIABILITIES                                                      51,040               54,187
                                                                           ----------------------------------
      Total liabilities                                                       1,766,828            1,854,224

      COMMITMENTS AND CONTINGENCIES (Note 8)

      STOCKHOLDERS' EQUITY

      Common stock - $.001 par value; 20,000,000
        shares authorized, 10,438,854 and 11,573,152 issued
        and outstanding in 1999 and 1998, respectively                           10,439               11,573
      Additional paid-in capital                                              8,507,613            9,191,887
      Accumulated deficit                                                    (2,896,027)          (4,921,912)
                                                                           ----------------------------------
           Total  stockholders' equity                                        5,622,025            4,281,548

                                                                           ==================================
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                  $ 7,388,853          $ 6,135,772
                                                                           ==================================


                            See notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997

                                                                      1999                 1998                1997
                                                                  -----------------------------------------------------
NET SALES                                                         $ 9,741,297          $ 6,500,968         $ 4,841,555

COST OF SALES                                                       1,487,114            1,997,907           1,757,820

                                                                  -----------------------------------------------------
GROSS MARGIN                                                        8,254,183            4,503,061           3,083,735


COSTS AND EXPENSES:

      Operations                                                      597,031              430,123             418,295
      General and administrative                                    1,710,964            1,621,940           1,427,525
      Research and development                                      1,409,393            1,343,422           1,392,817
      Selling and marketing                                         2,510,336            1,670,677           2,101,615
      Other charges                                                         0              689,000                   0
      Interest (income) expense - net                                 (28,426)             (72,645)            (93,910)
                                                                  -----------------------------------------------------
           Total costs and expenses                                 6,199,298            5,682,517           5,246,342

                                                                  -----------------------------------------------------
OPERATING INCOME(LOSS)                                              2,054,885           (1,179,456)         (2,162,607)

OTHER EXPENSES - NET                                                        0             (317,260)           (403,512)

                                                                  -----------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                   2,054,885           (1,496,716)         (2,566,119)

PROVISION FOR INCOME TAXES                                             29,000                    0                   0

                                                                  -----------------------------------------------------
NET INCOME (LOSS)                                                 $ 2,025,885          $(1,496,716)        $(2,566,119)
                                                                  =====================================================

                                                                  -----------------------------------------------------
EARNINGS (LOSS) PER SHARE - BASIC                                      $ 0.20          $     (0.13)        $     (0.25)
                                                                  =====================================================


                                                                  -----------------------------------------------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING - BASIC              10,359,458           11,564,239          10,093,007
                                                                  =====================================================


                                                                  -----------------------------------------------------
EARNINGS (LOSS) PER SHARE - DILUTED                               $      0.19          $     (0.13)            $ (0.25)
                                                                  =====================================================


WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND                      -----------------------------------------------------
COMMON SHARE EQUIVALENTS OUTSTANDING - DILUTED                     10,755,277           11,564,239          10,093,007
                                                                  =====================================================


                            See notes to consolidated financial statements

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997


                                                                                      ADDITIONAL
                                                                        COMMON         PAID-IN         ACCUMULATED
                                                                         STOCK         CAPITAL           DEFICIT           TOTAL
                                                                      ------------------------------------------------------------
Balance, September 30, 1996                                             $ 7,783     $ 3,503,634       $ (859,077)     $ 2,652,340
      Issuance of common stock for cash, net of costs                     2,250       4,087,066                0        4,089,316
      Exercise of stock options                                              34          38,688                0           38,722
      Exercise of warrants                                                   20          29,980                0           30,000
      Issuance of common stock in connection with
      acquisition and investment                                          1,450       1,505,221                0        1,506,671
      Net loss                                                                0               0       (2,566,119)      (2,566,119)

                                                                      ------------------------------------------------------------
Balance, September 30, 1997                                              11,537       9,164,589       (3,425,196)       5,750,930
      Exercise of stock options                                              36          27,298                0           27,334
      Net loss                                                                0               0       (1,496,716)      (1,496,716)

                                                                      ------------------------------------------------------------
Balance, September 30, 1998                                              11,573       9,191,887       (4,921,912)       4,281,548

      Shares reacquired in connection with settlement
        of TSI dispute (See Note 2)                                        (591)       (368,855)               0         (369,446)
      Shares reacquired in connection with revised
        Parascript agreement (See Note 10)                                 (764)       (476,687)               0         (477,451)
      Repurchase of common stock                                            (20)        (14,130)               0          (14,150)
      Fair value of stock options issued to non-employees                     0          29,674                0           29,674
      Exercise of stock options                                             241         145,724                0          145,965
      Net Income                                                              0               0        2,025,885        2,025,885

                                                                      ============================================================
Balance, September 30, 1999                                            $ 10,439     $ 8,507,613     $ (2,896,027)     $ 5,622,025
                                                                      ============================================================

                           See notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 1999, 1998, AND 1997

                              OPERATING ACTIVITIES

                                                                                 1999             1998             1997
                                                                             ----------------------------------------------
Net income (loss)                                                             $ 2,025,885    $ (1,496,716)    $ (2,566,119)
      Adjustments to reconcile net income (loss) to net cash
      used in operating activities:

           Depreciation and amortization                                          325,325         488,518          680,370
           (Gain) loss on sale of property and equipment                            3,907           1,847             (140)
           Goodwill and license fee impairment                                          0         489,000                0
           Gain on sale of FAX business                                                 0         (34,256)               0
           Write off of IID investment                                                  0               0          228,512
           Fair value of stock options issued to non-employees                     29,674               0                0
      Changes in assets and liabilities:

           Accounts receivable                                                 (2,771,441)        128,387         (606,518)
           Inventories, prepaid expenses, and other assets                        158,032        (203,841)        (757,846)
           Accounts payable, accrued payroll and related taxes,
           unearned maintenance income, and other accrued liabilities             (87,396)        424,508          313,535
                                                                             ----------------------------------------------
      Net cash used in operating activities                                      (316,014)       (202,553)      (2,708,206)

INVESTING ACTIVITIES

      Purchases of property and equipment                                        (214,850)       (109,285)        (150,079)
      Acquisition of Technology Solutions, Inc. - net                                   0               0         (240,000)
      Proceeds from note receivable                                                56,478         348,753                0
      Proceeds from sale of property and equipment                                    400             100              140
      Proceeds from sale of Fax business                                                0         420,000                0
                                                                             ----------------------------------------------
      Net cash provided by (used in) investing activities                        (157,972)        659,568         (389,939)

FINANCING ACTIVITIES

      Repurchase of common stock                                                  (14,150)              0                0
      Proceeds from borrowings                                                          0               0          150,000
      Repayment of notes payable and long-term liabilities                              0          (4,706)        (159,189)
      Proceeds from exercise of stock options and warrants                        145,965          27,334           68,722
      Net proceeds from sales of stock                                                  0               0        4,089,316
                                                                             ----------------------------------------------
      Net cash provided by financing activities                                   131,815          22,628        4,148,849

                                                                             ----------------------------------------------
NET INCREASE (DECREASE) IN CASH                                                  (342,171)        479,643        1,050,704

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                  1,740,760       1,261,117          210,413

                                                                             ==============================================
CASH AND CASH EQUIVALENTS AT END OF YEAR                                      $ 1,398,589     $ 1,740,760      $ 1,261,117
                                                                             ==============================================


SUPPLEMENTAL DISCLOSURE
OF CASH FLOW INFORMATION

      Cash paid for interest                                                          $ -             $ -          $ 3,165
      Income tax refund received                                                      $ -             $ -         $ 30,185
      Cash paid for income taxes                                                 $ 26,053             $ -         $ 13,500


                             See notes to consolidated financial statements

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                FOR YEARS ENDED SEPTEMBER 30, 1999, 1998 AND 1997

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business - Mitek Systems, Inc. (the "Company") is a designer, manufacturer and marketer of advanced character recognition products for intelligent forms processing applications ("Character Recognition") and, in fiscal 1998, started emphasizing document imaging system products and solutions systems integration services.

         Basis of Consolidation - The consolidated financial statements include accounts of Mitek Systems, Inc. and its wholly-owned subsidiary, Mitek Systems Canada, Incorporated on June 21, 1995. All intercompany transactions and balances are eliminated in consolidation. The business of the Canadian corporation was sold in January 1998 - see Note 3.

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

         Accounts Receivable - Accounts receivable are net of an allowance for doubtful accounts of $326,886 and $125,000 on September 30, 1999 and 1998, respectively. The provision for bad debts was $ 273,529, $ 92,877, and $210,566 for the years ended September 30, 1999, 1998 and 1997, respectively.

         Inventories - Inventories are recorded at average cost. The Company recorded a $200,000 reserve for inventory obsolescence during the first quarter of fiscal 1998. Major classes of inventories, net of obsolescence reserves, on September 30, 1999 and 1998 were as follows:




                                           1999               1998

          Raw materials                  $  29,703         $ 14,177
          Finished Goods                    28,379          109,732
                                         ---------         --------

          Total                          $  58,082         $123,909
                                         =========         ========


         Property and Equipment - Following is a summary of property and equipment as of September 30, 1999 and 1998.


                                                      1999             1998
         Property and equipment - at cost:
         Equipment                                 $1,076,511       $1,038,974


Furniture and fixtures                                 104,507       92,118
Leasehold improvements                                  52,984       52,984
                                                    -----------------------
                                                     1,234,002    1,184,076

Less:  accumulated depreciation and amortization       952,431      991,941
                                                    -----------------------

Total                                               $  281,571   $  192,135
                                                    =======================

         Other Assets - Other assets consisted of the following at September 30, 1999 and 1998:

                                              1999         1998
Goodwill - net                            $        0   $  537,832
Prepaid software rights - TSI - net          126,290            0
Prepaid software rights - PFP Pro - net      149,996      200,000
Prepaid license/support fees - net           283,691      202,476
Investment in Parascript                           0      668,814
Other - net                                   15,321       17,291
                                          ------------------------

Total - net                               $  575,298   $1,626,413
                                          =======================

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

         Goodwill impairment -In June, 1997 the Company purchased substantially all of the assets of Technology Solutions, Inc. a software developer and solution provider of document image processing systems. One of the key employees of the Company, a former principal of Technology Solutions, Inc., resigned his employment in December, 1997. The unexpected departure, in the opinion of management, detrimentally impacted the future cash flows of the Company. The Company determined the fair value of the goodwill by evaluating the expected future net cash flows in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The evaluation indicated the carrying value of the goodwill exceeded the fair value, resulting in an impairment loss of $293,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. On October 20,1998, the Company settled a pending lawsuit with the two founders of Technology Solutions, Inc. - see Note 2. This settlement did not result in an additional impairment of goodwill.

         License Fee impairment - In April 1997 the Company entered into an exclusive software licensing agreement with Parascript Limited Liability Company (Parascript). In December 1997, Parascript notified the Company of its dissatisfaction with the

Company's progress in marketing the software affected by the license agreement, along with an assertion that the Company had committed material breach of contract. The Company strongly and vigorously denied the claims. In addition, the Company over-estimated the availability and the performance of the product and anticipated prices for the software affected by the agreement. The adversarial condition of the relationship coupled with the decreased expectations, in the opinion of management, would have detrimentally impacted the future cash flows of the Company. The Company determined the fair value of the license fee, paid for the exclusive license, by evaluating the expected future net cash flows in accordance with SFAS 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of. The evaluation resulted in an impairment loss of $196,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. On October 16, 1998, the Company entered into a new agreement with Parascript - see Note 10.

         Inventory Reserves - The Company traditionally sold its QuickStrokes(R) Application Programmer Interface products with various acceleration hardware boards. Decreasing prices coupled with the higher speeds of general hardware rapidly altered the market need for these acceleration boards. The largest customer utilizing these acceleration boards informed the Company of its intent to discontinue the offering of these products in the domestic market. As a result, the Company recorded a reserve for inventory obsolescence in the amount of $200,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. At September 30, 1999 the reserve balance is $49,151 and the Company is attempting to sell its remaining acceleration hardware boards.

         Depreciation and Amortization - Depreciation and amortization of property and equipment, goodwill, prepaid license/support fees and prepaid software rights are provided using the straight-line method over estimated useful lives ranging from three to five years. Depreciation and amortization of property and equipment totaled $121,322, $114,502, and $127,622 for the years ended September 30, 1999, 1998 and 1997, respectively. Amortization of prepaid license/support fees and prepaid software rights totaled $202,248, $374,016, and $552,748 for the years ended September 30, 1999, 1998 and 1997, respectively.

         Warranty - The Company previously accrued a warranty cost for acceleration hardware boards sold. During early fiscal 1998 the decreasing prices and increasing performance of general computing hardware rapidly altered the market need for these acceleration boards. The Company currently sells primarily software only and discontinued accruing warranty costs. On September 30, 1999 and 1998, other accrued liabilities included an accrued warranty liability of $-0- and $10,000, respectively. Warranty expenses were $-0-, $-0-, and $18,814 the years ended September 30, 1999, 1998 and 1997, respectively.

         Revenue Recognition - The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, Software Revenue Recognition. Accordingly, software product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the

Company's fees are fixed and determinable, and collectibility is probable. Product maintenance revenues are amortized over the length of the maintenance contract, which is usually twelve months. Unearned contract maintenance revenue is included in Current Liabilities as unearned income in the accompanying balance sheet at September 30, 1999.

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

       Consolidated Statements of Cash Flows - Significant non-cash investing and financing activities were comprised of the following:


                                                                YEAR ENDED SEPTEMBER 30,
                                                        1999             1998             1997
Shares exchanged for the assets of Technology
Solutions, Inc. (Note 2)                                        0                 0         $837,857

Shares exchanged for investment in Parascript LLC
(Note 10)                                                       0                 0         $668,814

Shares of unregistered common stock reacquired
pursuant to settlement agreement (Note 2)                $369,446                 0                0

Shares of unregistered common stock reacquired
pursuant to revised cross investment and
licensing agreements  (Note 10)                          $477,451                 0                0


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

       Stock Based Compensation - Statement of Financial Accounting Standards ("SFAS") No. 123, Accounting for Stock-Based Compensation, was effective for the Company beginning October 1, 1996. SFAS No. 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Corporations are permitted, however, to continue to apply Accounting Principles Board ("APB") Opinion No. 25, which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company continued to apply APB Opinion No. 25 to its stock-based compensation awards to employees and disclosed the required pro forma effect on net income and earnings per share.

Comprehensive Income - Effective October 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income. There are no material current differences between net income and comprehensive income and, accordingly, no amounts have been reflected in the accompanying consolidated financial statements.

       Segment Reporting - The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures About Segments of an Enterprise and Related Information, during 1999. The implementation of this standard results in the use of a management approach in identifying segments of an enterprise. Management has determined that segment disclosures are not appropriate because the Company operates in only one segment.

       Derivative Instruments - During 1998, Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued effective for all fiscal quarters for fiscal years beginning after June 15, 1999. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect the adoption of this statement to materially effect the consolidated financial statements.

Reclassifications - Certain prior years balances have been reclassified to conform to the 1999 presentation.

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

      On September 30, 1998, the Company purchased the software rights (source code) to its PFP Pro Product, previously licensed from VALIData Sistemas de Captura, S.A. de

C.V., for $200,000 in cash paid in October, 1998. This $200,000 is included as prepaid software rights - PFP Pro in other assets at September 30, 1998 and is being amortized over 48 months as a component of cost of sales.

On June 3, 1997, the Company purchased substantially all of the assets of Technology Solutions, Inc., a Chantilly, Virginia based software developer and solution provider of document image processing systems. The purchase price consisted of issuing 685,714 unregistered shares of the Company's common stock and $240,000 cash payment. The purchase resulted in $1,065,107 of goodwill, to be amortized over 60 months as a component of cost of sales A $293,000 goodwill impairment was recorded in the first quarter of fiscal 1998. Disputes arose between the Company, TSI, and the principals of TSI. On October 20,1998, the Company entered into an agreement with TSI and its principals in settlement of all claims and cross-claims. Pursuant to this agreement, the Company reacquired 591,114 shares of its unregistered common stock and a non-exclusive, non-transferable, perpetual, worldwide, royalty-free license to use key components of the TSI document imaging systems software. TSI and its principals reacquired ownership of their technology and software. This settlement did not result in an impairment of goodwill. The remaining unamortized goodwill balance after this transaction of $168,366 was allocated to the software rights retained and is being amortized over 48 months, as a component of cost of sales.

3.    SALE OF FAX BUSINESS

         On January 30, 1998, the Company sold its Fax Products assets in a cash transaction, resulting in a gain of $34,000 included in Other Expenses - Net on the Consolidated Statement of Operations. The gross proceeds of the sale were $420,000 in cash, offset by the net carrying value of the assets sold of ($308,000) and costs related to the transaction of ($78,000).

4.   STOCKHOLDERS' EQUITY

       OPTIONS - The Company has stock option plans for executives and key individuals who make significant contributions to the Company. The 1986 plan provides for the purchase of up to 630,000 shares of common stock through incentive and non-qualified options. The 1986 plan expired on September 30, 1996 and no additional options may be granted under this plan. The 1988 plan provides for the purchase of up to 650,000 shares of common stock through non-qualified options. The 1988 plan expired on September 13, 1998. For both plans, options must be granted at fair market value and for a term of not more than six years. Employees owning in excess of 10% of the outstanding stock are excluded from the plans.

The 1996 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Options must be granted at fair market value and for a term of not more than ten years. Employees owning in excess of 10% of the outstanding stock are included in the plan on the same terms except that the options must be granted for a term of not more than five years. The 1996 plan maximized in February, 1999 and no additional options may be granted under this plan.

The 1999 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Incentive options must be granted at fair market value while non-qualified options may be granted at no less than 85% of fair market value, and for a term of not more than ten years. Employees owning in excess of 10% of the outstanding stock are included in the plan on the same terms except that the options must be granted for a term of not more than five years.

Information concerning stock options granted by the Company under all plans for the years ended September 30, 1999, 1998 and 1997 are as follows:


                                           SHARES          PRICE RANGE
Balance, September 30, 1996               741,584       .656  -  2.250
     Granted                              630,250      1.030  -  3.375
     Exercised                            (34,402)      .656  -  1.438
     Cancelled                           (359,766)     1.219  -  3.750
                                       ----------      ---------------

Balance, September 30, 1997               977,666       .656  -  3.750
     Granted                            1,798,802       .89   -  1.250
     Exercised                            (35,693)      .656  -   1.38
     Cancelled                         (1,187,359)      .656  -   3.68
                                       ----------      ---------------

Balance, September 30, 1998             1,553,416       .67   -  2.125
     Granted                            1,162,953       .4375 -   3.50
     Exercised                           (240,738)      .4375 -   1.38
     Cancelled                         (1,140,533)      .4375 -   1.25
                                       ----------      ---------------

Balance, September 30, 1999             1,335,098       .4375 -   3.50
                                       ==========      ===============


         The weighted average remaining contractual life was 7.5 years for the outstanding stock options at September 30, 1999, with a weighted average exercise price of $1.67. At September 30, 1999, options for 606,993 shares remained available for granting under the 1999 option plan. At September 30, 1999, options for 485,061 shares were exercisable with a weighted average exercise price for these options of $1.19.

         All stock options are granted at fair market value of the Company's common stock at the grant date. The weighted average fair value of the stock options granted during fiscal 1999 was $0.95. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1999: risk-free interest rate of 5.5%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 99%. Stock options generally expire between six to ten years from the grant date. Stock options generally vest over a three year period, with one thirty sixth becoming exercisable on each of the monthly anniversaries of the grant date.

         The Company accounts for its options in accordance with Accounting Principles

Board Opinion No. 25, under which no compensation cost has been recognized for employee stock option awards. Had compensation cost been determined consistent with SFAS No. 123, the Company's pro forma net income and earnings per share for fiscal 1997 would have been ($2,715,014) and ($.26), respectively, the Company's pro forma net loss and net loss per share for fiscal 1998 would have been ($2,005,401) and ($.17), respectively, and the Company's pro forma net income and net income per share for fiscal 1999 would have been $1,440,842 and $.13, respectively. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         Sale of Common stock - In the first quarter of fiscal 1997, the Company undertook a secondary public offering in which a total of 2,250,000 shares of common stock were sold at $2.25 per share, providing the Company with net proceeds of $4,089,316.

5.     LINE OF CREDIT - BANK

         In June 1999, the Company renewed its working capital line of credit from its Bank, Rancho Santa Fe National Bank ("Bank") for $750,000. The line of credit expires on June 8, 2000 and interest is payable at prime plus 1.5 percentage points. In addition, the Company renewed its equipment credit line in the amount of $250,000 under similar terms and conditions. There were no borrowings under the working capital or equipment lines of credit as of September 30, 1999. The Company believes that together with existing cash, credit available under the extended credit line, and cash generated from operations, funds will be sufficient to finance its operations for the next twelve months. All cash in excess of working capital requirements will be kept in short term, investment grade securities.

6.     INCOME TAXES

       For the years ended September 30, 1999, 1998 and 1997, the Company's provision for income taxes were as follows:

                                        1999          1998      1997
          Federal - current            $29,000        $-0-      $-0-
          State - current                   -0-        -0-       -0-
                                      ---------        ---       ---

          Total                        $29,000        $-0-      $-0-
                                      ========        =====     ====

There was no provision for deferred income taxes in 1999, 1998, or 1997. Under FAS No. 109, deferred income tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liabilities and assets as of September 30, 1999 and 1998 are as follows:


                                                                           1999              1998
          Deferred tax assets:

            Reserves not currently deductible                          $     161,000     $   58,000
            Book depreciation and amortization in excess of tax              438,000        119,000
            Research credit carryforwards                                    529,000        529,000
            AMT credit carryforward                                           49,000         19,000
            Net operating loss carryforwards                                 247,000      1,280,000
            Capitalized research and development costs                       347,000        230,000
            Uniform capitalization                                           (20,000)         9,000
            Other                                                            133,000        311,000
                                                                          -----------     ---------

          Total deferred tax assets                                        1,884,000      2,555,000
          Valuation allowance for net deferred tax assets                 (1,884,000)    (2,555,000)
                                                                          -----------     ----------

          Total                                                        $           0     $        0
                                                                       =============     ==========

       The Company has provided a valuation allowance against deferred tax assets recorded as of September 30, 1999 and 1998 due to uncertainties regarding the realization of such assets.

       The research credit and net operating loss carryforwards expire during the years 2005 to 2011. The federal net operating loss carryforward at September 30, 1999 totaled $689,000.

The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows for the years ended September 30:



                                                                1999            1998
Amount computed using statutory rate (34%)                   $ 698,000       $(508,900)
Net change in valuation reserve for deferred tax assets       (671,000)        503,000
Non-deductible items                                             7,000           8,757
State income taxes
Other                                                           (5,000)         (2,857)
                                                             ---------       ---------
Provision for income taxes                                   $  29,000       $       0
                                                             =========       =========

7. LONG-TERM LIABILITIES

     As of September 30, 1999 and 1998, long term liabilities were as follows:



                                                 1999          1998
    Deferred rent payable - see Note 8         $41,973       $50,187
    Non current deposits                         9,067         4,000
                                               -------       -------
    Total                                      $51,040       $54,187
                                               =======       =======

8.  COMMITMENTS AND CONTINGENCIES

       LEASES - The Company's offices and manufacturing facilities are leased under non-cancelable operating leases. The primary facilities lease expires on June 30, 2002. In addition, the Company leases office space in Sterling, VA which expires December 31, 2003. The lease payments are expensed on a straight-line basis over the lease term.

The Company signed an agreement to sub-lease office space adjacent to its primary offices, effective May 1, 1998 through June 30, 2002. In addition the Company signed an agreement to sub-lease office space it previously occupied in Chantilly, VA, effective January 1, 1999 through July 31, 2002.

Future annual minimum rental payments payable by the Company and annual minimum sub-lease amounts under non-cancelable leases are as follows:


                                             OPERATING       SUB-LEASE
                                               LEASES         (INCOME)
     YEAR ENDING SEPTEMBER 30:

     2000                                     $283,510       $(171,274)
     2001                                      294,128        (175,782)
     2002                                      241,939        (147,449)
     Thereafter                                 32,579               0
                                              --------       ----------
     Total                                    $852,156       $(494,505)
                                              ========       ==========

       Rent expense for operating leases, net of sub-lease income, for the years ended September 30, 1999, 1998 and 1997 totaled $167,141, $271,502, and
$196,323, respectively.

9.  PRODUCT REVENUES AND SALES CONCENTRATIONS

       Product Revenues - During fiscal years 1999 , 1998 and 1997, the Company's revenues were derived primarily from the Character Recognition Product line. Revenues by product line as a percentage of net sales are summarized as follows:

                                    YEAR ENDED SEPTEMBER 30,
                                    1999      1998     1997
         Character recognition       94%       85%      87%
         Other                        6%       15%      13%

       Sales Concentrations - For the years ended September 30, 1999, 1998 and 1997, the Company had the following sales concentrations:


                                                               YEAR ENDED SEPTEMBER 30,
                                                              1999       1998      1997
          Customers to which sales were
            in excess of 10% of total sales

            *  Number of customers                             1          1         3
            *  Aggregate percentage of sales                  10%        33%       54%

          Foreign Sales - primarily Europe                    22%        23%       41%

10.  LICENSING AGREEMENT

         In April 1997 the Company entered into an exclusive software licensing agreement with Parascript Limited Liability Company (Parascript). The terms of the agreement required the Company to pay Parascript $650,000 cash, and lend Parascript $250,000 cash to be repaid in part from the royalties due Parascript (the $250,000 loan was repaid during the year ended September 30, 1998). In addition, the entities entered into a cross investment agreement providing Parascript with 763,922 shares of unregistered common stock of the Company valued at $668,814 in exchange for a 10% interest in Parascript. The investment in Parascript was accounted for on the cost method and is included in Other Assets in the accompanying Balance Sheet at September 30, 1998.

         On October 16, 1998 the Company and Parascript agreed to undo their cross investment agreement and entered into a new licensing agreement. The new licensing agreement is not exclusive except for six major customers, and provides for a reduction in royalty percentages payable. The Company received 763,922 shares of unregistered common stock of the Company previously held by Parascript valued at $477,451 in exchange for returning its 10% interest in Parascript, exclusivity for six customers, and reduced royalties. The difference between the carrying value of the investment in Parascript of $668,814 at September 30, 1998 and the $477,451 value on October 16,

1998 of $191,363 was recorded as prepaid license rights and is being amortized over 48 months as a component of cost of sales.

                                   * * * * * *

INDEPENDENT AUDITORS' REPORT

Mitek Systems, Inc.:

We have audited the accompanying consolidated balance sheets of Mitek Systems, Inc. (the "Company") as of September 30, 1999 and 1998, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended September 30, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 1999 and 1998, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 1999, in conformity with generally accepted accounting principles.

San Diego, California
December 7, 1999

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statements (Nos. 33-3888, 333-23707, and 333-80567) of Mitek Systems, Inc. on Form S-8 of
our report dated December 7, 1999, appearing in this Annual Report on Form 10-K of Mitek Systems, Inc. for the year ended September 30, 1999.

San Diego, California
December 21, 1999

                            SUPPLEMENTAL INFORMATION

CORPORATE OFFICE
Mitek Systems, Inc.
10070 Carroll Canyon Road
San Diego, California 92131
(858) 635-5900

REGIONAL OFFICE
107 Carpenter Drive, Suite 120
Sterling, Virginia 20164
(703) 318-7030

CORPORATE OFFICERS
John M. Thornton, Chairman, President,
 Chief Executive Officer and Chief Financial Officer
David Pintsov, Senior Vice President
Dennis Brittain, Chief Technical Officer
William Boersing, Vice President Sales & Marketing
Noel Flynn, Vice President Operations

TRANSFER AGENT
Chase Mellon Shareholder Services
400 S. Hope Street, Fourth Floor, Los Angeles, California 90071

AUDITORS
Deloitte & Touche, LLP
701 B Street, Suite 1900, San Diego, California 92101

DIRECTORS
John M. Thornton (1), (2), Chairman, President, Chief Executive Officer and
 Chief Financial Officer
Sally B. Thornton (1), Investor
Daniel E. Steimle (1), (2), Chief Financial Officer, Transmeta Corporation James B. DeBello (2), President, Chief Executive Officer and Director,
 CollegeClub.Com
Gerald I. Farmer, Ph.D.

NOTES
(1) Compensation Committee
(2) Audit Committee

FORM 10-K REPORT
Copies of the Company's Form 10-K report to the Securities and Exchange Commission, are available free to stockholders and may be obtained by writing or calling Secretary, Mitek Systems, Inc., 10070 Carroll Canyon Road, San Diego, California 92131, phone (858) 635-5900.

STOCKHOLDERS:
As of December 1, 1999, there were 561 holders of record of Mitek Systems, Inc. Common Stock.

DIVIDENDS
Mitek Systems, Inc. has paid no dividends on its common stock since its incorporation and currently intends to retain all earnings for use in its business. Payment of dividends is restricted by the terms of outstanding debt obligations.

COMMON STOCK MARKET (1)

PRICE RANGE (2)


                              1999                        1998
FISCAL QUARTER          LOW          HIGH            LOW        HIGH
1ST                     0.4          1.37           .875        1.75
2ND                     1.06         2.06           .53125      1.40625
3RD                     1.31         2.93           .84375      1.25
4TH                     2.5          4.37           .4375       1.125

(1) The Company's common stock is traded on NASDAQ Small Cap Market under the symbol "MITK" and the closing bid price on December 1, 1999 was $ 4.06.

(2) Bid quotations compiled by National Association of Securities Dealers, Inc., represents inter-dealer quotations and not necessarily actual transactions.

                             SELECTED FINANCIAL DATA

         The table below sets forth selected financial data for each of the years in the five-year period ended September 30, 1999.


($000 EXCEPT PER SHARE DATA)     1999      1998     1997        1996     1995
Sales                           $9,741   $6,501    $4,282     $8,154    $6,633
Net income (loss)                2,026   (1,497)   (2,566)     1,229       (69)
Net income (loss) per share        .19    (0.13)     (.25)      0.16     (0.01)
Total assets                     7,389    6,136     7,188      3,762     2,864
Long-term liabilities               51       55        22          6        57
Stockholders' equity             5,622    4,282     5,751      2,652     1,343