Form 10-K405, Exhibit 13
period 2000-09-30
MITEK SYSTEMS INC
filed 2000-12-29
CIK 807863

                                                      Exhibit 13

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


NET SALES

         Net sales were $9,348,000, $9,741,000, and $6,501,000 for fiscal 2000,
1999, and 1998, respectively. Net sales decreased in fiscal 2000 compared to fiscal 1999, while increasing from 1998. The increase from fiscal 1998 to fiscal 1999 was due to the introduction of Doctus, the Company's unstructured forms processing solution, as well as increased sales of Quickstrokes and Checkquest. The decrease from fiscal 1999 to fiscal 2000 was due to a decrease in sales of Quickstrokes, offset by increases in sales of CheckScript and Doctus.

GROSS MARGIN

         The Company has evolved to a primarily software products company from a hardware/software products company.


         Gross margins were $7,194,000, $8,254,000, and $4,503,000 for fiscal
2000, 1999, and 1998, respectively. Stated as a percentage of net sales, gross margins for the corresponding periods were 77%, 85%, and 69%, respectively. Goodwill and license amortization charged to cost of sales were $360,000 (4% of net sales) for fiscal 2000 and $202,000 (2% of net sales) for fiscal 1999. The decrease in gross margin from 1999, as well as the decrease in gross margin stated as a percentage of sales, resulted from the mix of product sales shifting to products on which the Company pays royalties, the aforementioned goodwill amortization and decreased revenues.

OPERATIONS

         Operations expenses were $1,241,000, $597,000 and $430,000 for fiscal 2000, 1999 and 1998, respectively. Stated as a percentage of net sales, operations expenses were 13%, 6% and 7%, respectively. The increase in the current year's expenses, and expenses as a percentage of net sales, as compared with fiscal 1999 is primarily attributable to staff additions. The increase in expenses from fiscal 1998 to fiscal 1999 was primarily attributable to staff additions, while the corresponding decrease as a percentage of net sales is primarily attributable to increased revenues.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses were $2.420,000, $1,711,000 and $1,622,000 for fiscal 2000, 1999 and 1998, respectively. Stated as a percentage of net sales, general and administrative expenses for the corresponding periods were 26%, 18% and 25%, respectively. The increases in expenses, and expenses as a percentage of net sales, in the current fiscal year were primarily attributable to additional reserves for doubtful accounts and costs associated with outside professional services. The increase in expenses from fiscal 1998 to fiscal 1999 was primarily attributable to costs associated with outside professional services, legal fees and staff additions, while the corresponding decrease in the percentage of net sales was primarily attributable to increased revenues.

RESEARCH AND DEVELOPMENT

         Research and development expenses were $2,253,000, $1,409,000 and $1,343,000 for fiscal 2000, 1999 and 1998, respectively. The 2000, 1999 and 1998 amounts do not include $110,000, $98,000 and $878,000, respectively, that was spent in research and development related to contract development and charged to cost of sales. Research and development expenses including charges to cost of sales were $2,363,000, $1,507,000 and $2,221,000 for fiscal 2000, 1999 and 1998, respectively. The increase in the absolute amount of expenses from 1999 to 2000 was the result of engineering staff additions and the undertaking of certain engineering projects. Stated as a percentage of net sales, research and development expenses including charges to cost of sales for the corresponding periods were 25%, 15% and 34%, respectively. The increase as a percentage of net sales for the fiscal year is primarily attributable to the increase in absolute dollar expenditures. The decrease in the absolute amount of expenses from fiscal 1998 to 1999 is the result of engineering staff reductions and the elimination of engineering projects, primarily the Technology Solutions Inc. engineering staff, who were primarily engaged in contract development. The decrease as a percentage of net sales from fiscal 1998 to fiscal 1999 is primarily attributable to both the decrease in absolute dollar expenditures as well as the increase in revenues.


SELLING AND MARKETING

         Selling and marketing expenses were $2,739,000, $2,510,000, and $1,671,000 for fiscal 2000, 1999 and 1998, respectively. Stated as a percentage of net sales, selling and marketing expenses for the corresponding periods were 29%, 26% and 26%, respectively. The increase in expenses, and the increase in expenses as a percentage of net sales, in the current fiscal year is primarily attributable to the addition of personnel and increased marketing efforts for the CheckQuest and Doctus product lines. The increase in expenses from fiscal 1998 to fiscal 1999 was primarily attributable to the addition of personnel and increased marketing efforts for the Doctus product line.

OTHER CHARGES

For the fiscal year end 1998, other charges totaling $689,000 consist of several non-recurring charges to operations. The charges consist of the following components:

- GOODWILL IMPAIRMENT -In June 1997 the Company purchased substantially all of the assets of Technology Solutions, Inc., a software developer and solution provider of document image processing systems. In the first quarter of 1998 one of the key employees of the Company, a former principal of Technology Solutions, Inc., opted to resign his employment. The unexpected departure, in the opinion of management, detrimentally impacted the future cash flows of the Company. A $293,000 goodwill impairment was recorded in the first quarter of fiscal 1998. See Note 2 of the consolidated financial statements.

- LICENSE FEE IMPAIRMENT - In April 1997 the Company entered into an exclusive software licensing agreement with Parascript LLC. In December 1997 Parascript notified the Company of its dissatisfaction with the Company's progress in marketing the software affected by the license agreement, along with the assertion that the Company had committed material breach of contract. The Company has strongly and vigorously denied the claims. A proposed solution to the dispute by Parascript


Confidential                         Page 2
     included converting the Company's exclusive software license to a non-exclusive software license. In addition, the Company over-estimated the availability and the performance of the product and anticipated prices for the software affected by the agreement. The adversarial nature of the relationship, coupled with the decreased expectations, in the opinion of management, would have detrimentally impacted the future cash flows of the Company. As such, the Company recorded a license fee impairment in the amount of $196,000. See Note 10 of the consolidated financial statements.

- INVENTORY RESERVES - The Company has traditionally sold its QuickStrokes Application Programmer Interface products with various acceleration hardware boards. Decreasing prices, coupled with the higher speeds of general hardware, have rapidly altered the market need for these acceleration boards. The largest customer utilizing these acceleration boards has informed the Company of its intent to discontinue the offering of these products in the domestic market. As a result, the Company recorded a reserve for inventory obsolescence in the amount of $200,000 during the fiscal 1998.

INTEREST INCOME

         Net interest income was $26,000, $28,000, and $73,000 for fiscal 2000, 1999 and 1998, respectively. Stated as a percentage of net sales, net interest income for the corresponding periods was 0.3%, 0.3% and 1%, respectively. The decrease in interest income in the current year and from fiscal 1998 to fiscal 1999 is primarily the result of lower invested funds during the year.

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

 INCOME TAXES

         For the current fiscal year, the Company did not record an income tax provision or benefit for income taxes because the deferred tax assets generated by the current year net loss was offset by a corresponding increase in the valuation allowance. For the fiscal year 1999, the Company recorded an income tax provision of $29,000. For fiscal 1998, the Company did not record an income tax provision or benefit for income taxes.

NET INCOME (LOSS)

         In the current fiscal year, the Company recorded a net loss of ($1,434,000). In fiscal 1999, the Company recorded net income of $2,026,000. In fiscal 1998, the Company recorded a net loss of ($1,497,000).

LIQUIDITY AND CAPITAL RESOURCES


Confidential                         Page 3

         The Company has financed its cash needs primarily from profits in the first two quarters of fiscal 2000, fiscal 1999, collection of accounts and notes receivable, and borrowing from its line of credit.

         Net cash used in operating activities during the year ended September 30, 2000 was $1,818,000. The primary use of cash from operating activities was an increase in accounts receivable of $1,128,000 and an increase in inventories of $68,000. The primary source of cash from operating activities was an increase in accounts payable of $608,000. Higher receivables resulted primarily from the Company's extending longer payment terms to certain key customers.

         The Company's working capital and current ratio was $4,030,000 and 2.42, respectively, at September 30, 2000 and $4,816,000 and 3.81, respectively, at September 30, 1999. At September 30, 2000, total liabilities to equity ratio was .59 to 1 compared to .31 to 1 a year earlier. As of September 30, 2000, total liabilities were greater by $1,118,000 than on September 30, 1999.

         During fiscal 2000, the Company renegotiated its line of credit from its bank, Rancho Santa Fe National Bank, in the amount of $2,500,000, which now expires on June 8, 2001. Interest is payable at prime plus 1.5 percentage points. In addition, the Company renewed its equipment credit line in the amount of $250,000 under similar terms and conditions. The Company has borrowed $510,000 under the working capital line of credit as of September 30, 2000. There were no borrowings under the working capital line of credit as of September 30, 1999. There were no borrowings under the equipment line of credit as of September 30, 2000 and September 30, 1999. The line of credit has certain financial covenants which the Company was in compliance with at September 30, 2000.

Confidential                         Page 4

INDEPENDENT AUDITORS' REPORT



Mitek Systems, Inc.:

         We have audited the accompanying consolidated balance sheets of Mitek Systems, Inc. (the "Company") as of September 30, 2000 and 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

         We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

         In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2000, in conformity with accounting principles generally accepted in the United States of America.



San Diego, California
December 8, 2000

                                    CONSOLIDATED BALANCE SHEETS
                                     SEPTEMBER 30, 2000 AND 1999

                                                                         2000                  1999
                                                              -----------------------------------------
ASSETS
CURRENT ASSETS
      Cash and cash equivalents                                       $   537,113       $ 1,398,589
      Accounts receivable - net                                         6,134,218         5,006,081
      Inventories                                                         125,614            58,082
      Prepaid expenses and other assets                                    76,020            69,232
                                                              --------------------------------------
           Total current assets                                         6,872,965         6,531,984

      PROPERTY AND EQUIPMENT - net                                        346,087           281,571
      OTHER ASSETS                                                        554,906           575,298

                                                              --------------------------------------
TOTAL ASSETS                                                          $ 7,773,958       $ 7,388,853
                                                              ======================================

LIABILITIES AND STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES

      Accounts payable                                                $ 1,272,449       $  738,195
      Accrued payroll and related taxes                                   483,063           720,300
      Unearned maintenance income                                         368,640           203,408
      Borrowings under line of credit                                     512,882                 0
      Other accrued liabilities                                           206,260            53,885
                                                              --------------------------------------
           Total current liabilities                                    2,843,294         1,715,788

      LONG-TERM LIABILITIES                                                41,103            51,040
                                                              --------------------------------------
      Total liabilities                                                 2,884,397         1,766,828

      COMMITMENTS AND CONTINGENCIES (Note 8)

      STOCKHOLDERS' EQUITY

      Common stock - $.001 par value; 20,000,000
        shares authorized, 11,119,843 and 10,438,854 issued
        and outstanding in 2000 and 1999, respectively                     11,120            10,439
      Additional paid-in capital                                        9,208,083         8,507,613
      Accumulated deficit                                              (4,329,642)       (2,896,027)
                                                              --------------------------------------
           Total  stockholders' equity                                  4,889,561         5,622,025

                                                              --------------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 7,773,958       $ 7,388,853
                                                              ======================================

                             See notes to consolidated financial statements

                      CONSOLIDATED STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998

                                                                    2000                 1999                1998
                                                                ----------------------------------------------------------
NET SALES                                                           $ 9,347,940         $ 9,741,297         $ 6,500,968

COST OF SALES                                                         2,153,815           1,487,114           1,997,907

                                                                ----------------------------------------------------------
GROSS MARGIN                                                          7,194,125           8,254,183           4,503,061


COSTS AND EXPENSES:
      Operations                                                      1,240,924             597,031             430,123
      General and administrative                                      2,420,105           1,710,964           1,621,940
      Research and development                                        2,253,124           1,409,393           1,343,422
      Selling and marketing                                           2,739,149           2,510,336           1,670,677
      Other charges                                                           0                   0             689,000
      Interest income - net                                             (25,562)            (28,426)            (72,645)
                                                                --------------------------------------------------------
           Total costs and expenses                                   8,627,740           6,199,298           5,682,517
                                                                ----------------------------------------------------------
OPERATING INCOME(LOSS)                                               (1,433,615)          2,054,885          (1,179,456)

OTHER EXPENSES - NET                                                          0                   0            (317,260)

                                                                ----------------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                    (1,433,615)          2,054,885          (1,496,716)

PROVISION FOR INCOME TAXES                                                    0              29,000                   0
                                                                ----------------------------------------------------------
NET INCOME (LOSS)                                                   $(1,433,615)        $ 2,025,885         $(1,496,716)
                                                                ==========================================================

                                                                ----------------------------------------------------------
NET INCOME (LOSS) PER SHARE - BASIC                                 $     (0.13)        $      0.20             $ (0.13)
                                                                ==========================================================



                                                                ----------------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC         10,856,762          10,359,458          11,564,239
                                                                ==========================================================


                                                                ----------------------------------------------------------
NET INCOME (LOSS) PER SHARE - DILUTED                               $     (0.13)        $      0.19         $     (0.13)
                                                                ==========================================================


WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND
                                                                ----------------------------------------------------------
COMMON SHARE EQUIVALENTS OUTSTANDING - DILUTED                       10,856,762          10,755,277          11,564,239
                                                                ==========================================================

                     See notes to consolidated financial statements

                 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998

                                                                                   ADDITIONAL
                                                                  COMMON            PAID-IN         ACCUMULATED
                                                                   STOCK            CAPITAL           DEFICIT           TOTAL
                                                             -------------------------------------------------------------------

                                                             -------------------------------------------------------------------
Balance, October 1, 1997                                            11,537          9,164,589       (3,425,196)       5,750,930
      Exercise of stock options                                         36             27,298                0           27,334
      Net loss                                                           0                  0       (1,496,716)      (1,496,716)

                                                             ------------------------------------------------------------------
Balance, September 30, 1998                                         11,573          9,191,887       (4,921,912)       4,281,548

      Shares reacquired in connection with
      settlement of TSI dispute (See Note 2)                          (591)          (368,855)               0         (369,446)
      Shares reacquired in connection with revised
      Parascript agreement (See Note 10)                              (764)          (476,687)               0         (477,451)
      Repurchase of common stock                                       (20)           (14,130)               0          (14,150)
      Fair value of stock options issued to non-employees                0             29,674                0           29,674
      Exercise of stock options                                        241            145,724                0          145,965
      Net Income                                                         0                  0        2,025,885        2,025,885

                                                             ------------------------------------------------------------------
Balance, September 30, 1999                                         10,439          8,507,613       (2,896,027)       5,622,025

      Exercise of stock options                                        681            662,294                0          662,975
      Fair value of stock options issued to non-employees                0             38,176                0           38,176
      Net loss                                                           0                  0       (1,433,615)      (1,433,615)

                                                             ------------------------------------------------------------------
Balance, September 30, 2000                                        $11,120         $9,208,083      $(4,329,642)     $ 4,889,561
                                                             ==================================================================



                                 See notes to consolidated financial statements

                                CONSOLIDATED STATEMENTS OF CASH FLOWS
                        FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999, AND 1998

                                                                        2000                  1999                1998
                                                                   -------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                    $(1,433,615)         $ 2,025,885         $(1,496,716)
      Adjustments to reconcile net income (loss) to net cash
      used in operating activities:
           Depreciation and amortization                                 431,192              325,325             488,518
           Impairment of prepaid software rights - TSI                    84,194
           Provision for bad debts                                       731,871              273,529              92,877
           Loss on disposal of property and equipment                      1,010                3,907               1,847
           Goodwill and license fee impairment                                 0                    0             489,000
           Gain on sale of FAX business                                        0                    0             (34,256)
           Fair value of stock options issued to non-employees            38,176               29,674                   0
      Changes in assets and liabilities:
           Accounts receivable                                        (1,860,008)          (3,044,970)             35,510
           Inventories, prepaid expenses, and other assets              (418,077)             158,032            (203,841)
           Accounts payable                                              537,136               87,989             164,351
           Acrued payroll and related taxes                             (237,237)             477,873             (30,176)
           Unearned maintenance income                                   165,232                1,840            (130,144)
           Other accrued liabilities                                     142,438             (655,098)            420,477
                                                                   -------------------------------------------------------
      Net cash used in operating activities                           (1,817,688)            (316,014)           (202,553)

INVESTING ACTIVITIES
      Purchases of property and equipment                               (216,763)            (214,850)           (109,285)
      Proceeds from note receivable                                            0               56,478             348,753
      Proceeds from sale of property and equipment                             0                  400                 100
      Proceeds from sale of Fax business                                       0                    0             420,000
                                                                   -------------------------------------------------------
      Net cash provided by (used in) investing activities               (216,763)            (157,972)            659,568

FINANCING ACTIVITIES
      Repurchase of common stock                                               0              (14,150)                  0
      Proceeds from borrowings                                           510,000                    0                   0
      Repayment of notes payable and long-term liabilities                     0                    0              (4,706)
      Proceeds from exercise of stock options and warrants               662,975              145,965              27,334
                                                                   -------------------------------------------------------
      Net cash provided by financing activities                        1,172,975              131,815              22,628

                                                                   -------------------------------------------------------
NET INCREASE (DECREASE) IN CASH                                         (861,476)            (342,171)            479,643

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                         1,398,589            1,740,760           1,261,117

                                                                   -------------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                             $   537,113          $ 1,398,589         $ 1,740,760
                                                                   =======================================================


SUPPLEMENTAL DISCLOSURE
OF CASH FLOW INFORMATION
      Cash paid for interest                                         $    7,422                               $         -
      Cash paid for income taxes                                     $   70,800           $    26,053         $         -

                 See notes to consolidated financial statements

               NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             FOR THE YEARS ENDED SEPTEMBER 30, 2000, 1999 AND 1998

1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business - Mitek Systems, Inc. (the "Company") is a designer, manufacturer and marketer of advanced character recognition products for intelligent forms processing applications ("Character Recognition") and, in fiscal 1998, started emphasizing document imaging system products and solutions systems integration services.

         Basis of Consolidation - The consolidated financial statements include accounts of Mitek Systems, Inc. and its wholly-owned subsidiary, Mitek Systems Canada, incorporated on June 21, 1995. All inter-company transactions and balances are eliminated in consolidation. The business of the Canadian corporation was sold in January 1998 - see Note 3.

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

         Accounts Receivable - Accounts receivable are net of an allowance for doubtful accounts of $763,912 and $326,886 on September 30, 2000 and 1999, respectively. The provision for bad debts was $ 731,871, $ 273,529, and $ 92,877 for the years ended September 30, 2000, 1999 and 1998, respectively.

         Inventories - Inventories are recorded at average cost. The Company recorded a $200,000 reserve for inventory obsolescence during the first quarter of fiscal 1998. At September 30, 2000 there were no inventory reserve balances compared to an inventory reserve balance of $49,151 at September 30, 1999.

          Property and Equipment - Following is a summary of property and equipment as of September 30, 2000 and 1999.

                                                             2000                  1999
Property and equipment - at cost:
Equipment                                                 $1,266,246            $1,076,511
Furniture and fixtures                                       104,507               104,507
Leasehold improvements                                        52,984                52,984
                                                          ----------            ----------
                                                           1,423,737             1,234,002

Less:  accumulated depreciation and amortization           1,077,650               952,431
                                                          ----------            ----------
Total                                                     $  346,087            $  281,571
                                                          ==========            ==========

         Other Assets - Other assets consisted of the following at September 30, 2000 and 1999:

                                                        2000                   1999
Prepaid software rights - TSI - net                      $      0               $126,290
Prepaid software rights - PFP Pro - net                    99,992                149,996
Prepaid license/support fees - net                        295,419                283,691
Investment in ITech                                       105,374                      0
Other - net                                                54,121                 15,321
                                                         --------               --------

                                                         $554,906               $575,298
                                                         ========               ========

         The Company monitors events or changes in circumstances that may indicate that the carrying amount of intangible assets may not be recoverable. If these factors indicate that such asset is not recoverable, as determined based upon undiscounted cash flows before interest charges of the asset over the remaining amortization period, the carrying value of the asset will be reduced.

         Investment in Itech Business Solutions Ltd. - On September 1, 2000 the Company acquired a 15% investment in Itech Business Solutions Ltd. ("Itech"), which is accounted for on the cost method at September 30, 2000. On October 3, 2000 the Company acquired an additional 15% interest in Itech for $80,506. After this additional investment, the Company will account for its 30% interest in Itech under the equity method. Subsequent to the additional investment on October 3, 2000, Itech changed their name to Mitek Systems Ltd.

         Goodwill impairment -In June, 1997 the Company purchased substantially all of the assets of Technology Solutions, Inc. a software developer and solution provider of document image processing systems. One of the key employees of the Company, a former principal of Technology Solutions, Inc., resigned his employment in December, 1997. The unexpected departure, in the opinion of management, detrimentally impacted the future cash flows of the Company. The Company determined the fair value of the goodwill by evaluating the expected future net cash flows in accordance with SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The evaluation indicated the carrying value of the goodwill exceeded the fair value, resulting in an impairment loss of $293,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. On October 20,1998, the Company settled a pending lawsuit with the two founders of Technology Solutions, Inc. - see Note 2. This settlement did not result in an additional impairment of goodwill.

         License Fee impairment - In April 1997 the Company entered into an exclusive software licensing agreement with Parascript Limited Liability Company (Parascript). In December 1997, Parascript notified the Company of its dissatisfaction with the Company's progress in marketing the software affected by the license agreement, along with the assertion that the Company had committed material breach of contract. The Company strongly and vigorously denied the claims. In addition, the Company over-estimated the availability and the performance of the product and anticipated prices for the software affected by the agreement. The adversarial nature of the relationship coupled with the decreased expectations, in the opinion of management, would have detrimentally impacted the future cash flows of the Company. The Company determined the fair value of the license fee, paid for the exclusive license, by evaluating the expected future net cash flows in accordance with SFAS 121. The evaluation resulted in an impairment loss of $196,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. On October 16, 1998, the Company entered into a new agreement with Parascript - see Note 10.

         Inventory Reserves - The Company traditionally sold its QuickStrokes(R) Application Programmer Interface products with various acceleration hardware boards. Decreasing prices coupled with the higher speeds of general hardware rapidly altered the market need for these acceleration boards. The largest customer utilizing these acceleration boards informed the Company of its intent to discontinue the offering of these products in the domestic market. As a result, the Company recorded a reserve for inventory obsolescence in the amount of $200,000 in the first quarter of fiscal 1998, included in Other Charges in the accompanying consolidated statements of operations. At September 30, 2000 there were no inventory reserve balances compared to an inventory obsolescence reserve balance of $49,151 at September 30, 1999.

         Depreciation and Amortization - Depreciation and amortization of property and equipment, prepaid license/support fees and prepaid software rights are provided using the straight-line method over estimated useful lives ranging from three to five years. Depreciation and amortization of property and equipment totaled $151,238, $121,322, and $114,502 for the years ended September 30, 2000, 1999 and 1998, respectively. Amortization of prepaid license/support fees and prepaid software rights totaled $233,277, $202,248, and $374,016 for the years ended September 30, 2000, 1999 and 1998, respectively.

         Revenue Recognition - The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition". Accordingly, software product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company's fees are fixed and determinable, and collectibility is probable. Product maintenance revenues are amortized over the length of the maintenance contract, which is usually twelve months. Unearned contract maintenance revenue is included in current liabilities as unearned income in the accompanying balance sheet at September 30, 2000.

         Research and Development - Research and development costs are expensed in the period incurred.

         Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the liability method for deferred income taxes
- see Note 6.

         Net Income (Loss) Per Share - The Company calculates net income (loss) per share in accordance with Statement of Financial Accounting Standards
No. 128, "Earnings per Share". Basic net income (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share also gives effect to all potential dilutive common shares outstanding during the period, such as options and warrants.

         Consolidated Statements of Cash Flows - Significant non-cash investing and financing activities were comprised of the following:

                                                             YEAR ENDED SEPTEMBER 30,
                                                      2000            1999             1998
Shares of unregistered common stock reacquired
pursuant to settlement agreement (Note 2)
                                                         0          $369,446                0
Shares of unregistered common stock reacquired
pursuant to revised cross
investment and licensing agreements
(Note 10)
                                                         0          $477,451                0

         Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

         Stock Based Compensation - As permitted by Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock-Based Compensation", the Company accounts for costs of stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees", and accordingly, discloses the pro forma effect on net income (loss) and related per-share amounts using the fair value based method to account for stock-based compensation (Note 4)

         Comprehensive Income - There are no material current differences between net income and comprehensive income and, accordingly, no amounts have been reflected in the accompanying consolidated financial statements.

         Segment Reporting - SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", results in the use of a management approach in identifying segments of an enterprise. Management has determined that segment disclosures are not appropriate because the Company operates in only one segment.

         Derivative Instruments - During 1998, SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", was issued effective for all fiscal quarters for fiscal years beginning after June 15, 2000. This statement establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. The Company does not expect the adoption of this statement to materially effect the consolidated financial statements.

         In December 1999, the SEC issued Staff Accounting Bulletin (SAB)
No. 101, Revenue Recognition in Financial Statements. SAB 101 provides the SEC staff's views in applying generally accepted accounting principles to selected revenue recognition issues including software revenue recognition. The Company is required to adopt SAB 101 in the fourth quarter of the 2001 fiscal year. We have not completed the process of evaluating the impact that the adoption of SAB 101 will have on the Company's financial position or results of operations.

             Reclassifications - Certain prior years' balances have been reclassified to conform to the 2000 presentation.

2.       ACQUISITIONS

            On September 30, 1998, the Company purchased the software rights (source code) to its PFP Pro Product, previously licensed from VALIData Sistemas de Captura, S.A. de C.V., for $200,000 in cash paid in October, 1998. This $200,000 was capitalized as prepaid software rights and included in other assets in the balance sheet at September 30, 1998 and is being amortized on a straight line basis over 48 months as a component of cost of sales.

            On June 3, 1997, the Company purchased substantially all of the assets of Technology Solutions, Inc., a Chantilly, Virginia based software developer and solution provider of document image processing systems. The purchase price consisted of issuing 685,714 unregistered shares of the Company's common stock and $240,000 cash payment. The purchase resulted in $1,065,107 of goodwill, to be amortized on a straight-line basis over 60 months as a component of cost of sales. A $293,000 goodwill impairment was recorded in the first quarter of fiscal 1998. Disputes arose between the Company, TSI, and the principals of TSI. On October 20,1998, the Company entered into an agreement with TSI and its principals in settlement of all claims and cross-claims. Pursuant to this agreement, the Company reacquired 591,114 shares of its unregistered common stock and a non-exclusive, non-transferable, perpetual, worldwide, royalty-free license to use key components of the TSI document imaging systems software. TSI and its principals reacquired ownership of their technology and software. This settlement did not result in an impairment of goodwill. The remaining unamortized goodwill balance after this transaction of $168,366 was allocated to the software rights retained and was being amortized on a straight line basis over 48 months, as a component of cost of sales; however, after evaluating the remaining goodwill balance at September 30, 2000, the Company made the determination to expense the balance of this goodwill which totaled $84,194, to cost of sales.

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

         The 1996 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Options must be granted at fair market value and for a term of not more than ten years. Employees owning in excess of 10% of the outstanding stock are included in the plan on the same terms except that the options must be granted for a term of not more than five years. The 1996 plan maximized in February 1999 and no additional options may be granted under this plan.

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

         Information concerning stock options granted by the Company under all plans for the years ended September 30, 2000, 1999 and 1998 is as follows:

                                                SHARES         PRICE RANGE

Balance, October 1, 1997                        977,666        $ .656  - 3.750
     Granted                                  1,798,802          .89   - 1.250
     Exercised                                  (35,693)         .656  -  1.38
     Cancelled                               (1,187,359)         .656  -  3.75
                                             ----------        ----------------

Balance, September 30, 1998                   1,553,416          .67   - 2.125
     Granted                                  1,162,953          .4375 -  3.50
     Exercised                                 (240,738)         .4375 -  1.38
     Cancelled                               (1,140,533)         .4375 -  1.25
                                             ----------        ----------------

Balance, September 30, 1999                   1,335,098          .4375 -  3.50

     Granted                                    465,000         3.43   - 12.37
     Exercised                                 (599,598)         .4375 -  3.50
     Cancelled                                  (84,658)         .719  -  7.25
                                             ----------        ----------------

Balance, September 30, 2000                   1,115,842        $ .4375 - 12.37
                                             ==========        ================


         The weighted average remaining contractual life was 8.01 years for the outstanding stock options at September 30, 2000, with a weighted average exercise price of $3.96. At September 30, 2000, options for 178,916 shares remained available for granting under the 1999 option plan. At September 30, 2000, options for 378,441 shares were exercisable with a weighted average exercise price for these options of $2.96.

         All stock options are granted at fair market value of the Company's common stock at the grant date. The weighted average fair value of the stock options granted during fiscal 2000 was $4.50. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2000: risk-free interest rate of 6%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 103%. Stock options generally expire between six to ten years from the grant date. Stock options generally vest over a three-year period, with one thirty sixth becoming exercisable on each of the monthly anniversaries of the grant date.

         The Company accounts for its options in accordance with Accounting Principles Board Opinion No. 25, under which no compensation cost has been recognized for employee stock option awards. Had compensation cost been determined consistent with SFAS No. 123, the Company's pro forma net loss and loss per share for fiscal 1998 would have been ($2,005,401) and ($.17), respectively, the Company's pro forma net income and net income per share for fiscal 1999 would have been $1,440,842 and $.13, respectively, and the Company's pro forma net loss and net loss per share for fiscal 2000 would have been ($2,418,779) and ($.22), respectively. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

5.     LINE OF CREDIT - BANK

         In August 2000, the Company renegotiated its working capital line of credit from its bank, Rancho Santa Fe National Bank for $2,500,000. The line of credit expires on June 8, 2001 and interest is payable at prime plus 1.5 percentage points. In addition, the Company renewed its equipment credit line in the amount of $250,000 under similar terms and conditions. There were borrowings in the amount of $510,000 under the working capital line of credit and no borrowings under the equipment line of credit at September 30, 2000. The line of credit has certain financial covenants which the Company was in compliance with at September 30, 2000. The Company had total interest expense of $7,422, $0, and $301 for the fiscal years ended September 30, 2000, 1999 and 1998, respectiveley.

6.     INCOME TAXES

         For the years ended September 30, 2000, 1999 and 1998, the Company's provision for income taxes was as follows:

                                     2000            1999               1998
      Federal - current                 $0           $29,000               $0
      State - current                    0                 0                0
                                        --           -------               --
      Total                             $0           $29,000               $0
                                        ==           =======               ==

         There was no provision for deferred income taxes in 2000, 1999 or 1998. Under FAS No. 109, deferred income tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's net deferred tax liabilities and assets as of September 30, 2000 and 1999 are as follows:

                                                       2000                 1999
Deferred tax assets:
Reserves not currently deductible                        $ 327,000            $ 161,000
Book depreciation and amortization in excess of tax        374,000              438,000
Research credit carryforwards                              529,000              529,000
AMT credit carryforward                                     39,000               49,000
Net operating loss carryforwards                           706,000              247,000
Capitalized research and development costs                 306,000              347,000
Uniform capitalization                                     (21,000)             (20,000)
Other                                                      153,000              133,000
                                                       ------------         ------------
Total deferred tax assets                                2,413,000            1,884,000
Valuation allowance for net deferred tax assets         (2,413,000)          (1,884,000)
                                                       ------------         ------------
Total                                                  $         0          $         0
                                                       ============         ============

         The Company has provided a valuation allowance against deferred tax assets recorded as of September 30, 2000 and 1999 due to uncertainties regarding the realization of such assets.

         The research credit and net operating loss carryforwards expire during the years 2005 to 2020. The federal and California net operating loss carryforwards at September 30, 2000 are approximately $3,800,000 and $1,900,000, respectively.

         The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows for the years ended September 30:

                                                         2000                1999                1998
Amount computed using statutory rate (34%)             $(487,000)          $ 698,000           $(508,900)
Net change in valuation reserve for deferred tax         529,000            (671,000)            503,000
assets
Non-deductible items                                      12,000               7,000               8,757
State income taxes                                       (54,000)                  0                   0
Other                                                          0              (5,000)             (2,857)
                                                       ---------           ----------          ----------
Provision for income taxes                             $       0           $  29,000           $       0
                                                       =========           ==========          ==========

7. LONG-TERM LIABILITIES


         As of September 30, 2000 and 1999, long-term liabilities were as follows:

                                                       2000                1999
      Deferred rent payable - see Note 8              $32,036            $41,973
      Non current deposits                              9,067              9,067
                                                      -------            -------
      Total                                           $41,103            $51,040
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

         Future annual minimum rental payments payable by the Company and annual minimum sub-lease amounts under non-cancelable leases are as follows:

                                                   OPERATING          SUB-LEASE
                                                    LEASES             (INCOME)
     YEAR ENDING SEPTEMBER 30:
     2001                                            294,128           (175,782)
     2002                                            241,939           (147,449)
     2003                                             32,579                  0
                                                    --------          ----------
     Total                                          $568,646          $(323,231)
                                                    ========          ==========

         Rent expense for operating leases, net of sub-lease income, for the years ended September 30, 2000, 1999 and 1998 totaled $168,173, $167,141, and
$271,502, respectively.

9.  PRODUCT REVENUES AND SALES CONCENTRATIONS

         Product Revenues - During fiscal years 2000, 1999 and 1998, the Company's revenues were derived primarily from the Character Recognition Product line. Revenues by product line as a percentage of net sales are summarized as follows:

                                       YEAR ENDED SEPTEMBER 30,
                                     2000        1999         1998
          Character recognition       97%         94%          85%
          Other                        3%          6%          15%


         Sales Concentrations - For the years ended September 30, 2000, 1999 and 1998, the Company had the following sales concentrations:

                                                           YEAR ENDED SEPTEMBER 30,
                                                  2000              1999             1998
      Customers to which sales were
            in excess of 10% of total sales
      *  Number of customers                         3                 1                1
      *  Aggregate percentage of sales             52%               10%              33%

      Foreign Sales - primarily Europe             15%               22%              23%


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

                                    ********

                            SUPPLEMENTAL INFORMATION

CORPORATE OFFICE
Mitek Systems, Inc.
10070 Carroll Canyon Road
San Diego, California 92131
(858) 635-5900


REGIONAL OFFICE
107 Carpenter Drive, Suite 120
Sterling, Virginia 20164
(703) 318-7030

CORPORATE OFFICERS
John M. Thornton, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
David Pintsov, Ph.D., Senior Vice President
Dennis Brittain, Ph.D., Chief Technical Officer
William Boersing, Vice President North American Sales
Noel Flynn, Vice President Operations / Customer Support


TRANSFER AGENT
Chase Mellon Shareholder Services
400 S. Hope Street, Fourth Floor, Los Angeles, California 90071


AUDITORS
Deloitte & Touche, LLP
701 B Street, Suite 1900, San Diego, California 92101


DIRECTORS
John M. Thornton, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
Sally B. Thornton (1), Investor
Daniel E. Steimle (1), (2), Vice President, Chief Financial Officer,
LGC Wireless
  James B. DeBello (1), (2), Venture Chief Executive Officer, Idea Edge Ventures Gerald I. Farmer, Ph.D. (2)


NOTES
(1) Compensation Committee
(2) Audit Committee


FORM 10-K REPORT
Copies of the Company's Form 10-K report to the Securities and Exchange Commission, are available free to stockholders and may be obtained by writing or calling Secretary, Mitek Systems, Inc., 10070 Carroll Canyon Road, San Diego, California 92131, phone (858) 635-5900.

STOCKHOLDERS:
 As of December 1, 2000, there were 525 holders of record of Mitek Systems, Inc. Common Stock.

DIVIDENDS
Mitek Systems, Inc. has paid no dividends on its common stock since its incorporation and currently intends to retain all earnings for use in its business. Payment of dividends is restricted by the terms of outstanding debt obligations.

COMMON STOCK MARKET (1)

PRICE RANGE (2)

FISCAL QUARTER                   2000                               1999
                   LOW              HIGH              LOW               HIGH
1ST                3.37              5.31             0.40              1.37
2ND                3.93             16.68             1.06              2.06
3RD                4.09             11.12             1.31              2.93
4TH                4.12              6.50             2.50              4.37

(1) The Company's common stock is traded on the NASDAQ National Market under the symbol "MITK" and the closing bid price on December 1, 2000 was $.525.

(2) Bid quotations compiled by National Association of Securities Dealers, Inc., represents inter-dealer quotations and not necessarily actual transactions.


                         SELECTED FINANCIAL DATA

         The table below sets forth selected financial data for each of the years in the five-year period ended September 30, 2000.

      ($000 EXCEPT PER SHARE DATA)           2000        1999         1998         1997         1996
      Sales                                  $ 9,348      $9,741     $ 6,501     $ 4,842       $8,154
      Net income (loss)                       (1,434)      2,026      (1,497)     (2,566)       1,229
      Net income (loss) per share              (0.13)        .19       (0.13)      (0.25)        0.16
      Total assets                             7,774       7,389       6,136       7.188        3,762
      Long-term liabilities                       41          51          55          22            6
      Stockholders' equity                     4,890       5,622       4,282       5,751        2,652


                                                   2