Form 10-K405, Exhibit 13
period 2001-09-30
MITEK SYSTEMS INC
filed 2001-12-27
CIK 807863

                                                                      EXHIBIT 13

                                     PART II

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

         In addition to historical information, this Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. As contained herein, the words "expects," "anticipates," "believes," "intends," "will," and similar types of expressions identify forward-looking statements, which are based on information that is currently available to the Company, speak only as of the date hereof, and are subject to certain risks and uncertainties. To the extent that the MD&A contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experiences and results to differ from the Company's current expectations. The difference may be caused by a variety of factors, including, but not limited, to adverse economic conditions, general decreases in demand for Company products and services, intense competition, including entry of new competitors, increased or adverse federal, state and local government regulation, inadequate capital, unexpected costs, lower revenues and net income than forecast, price increases for supplies, inability to raise prices, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this MD&A.


NET SALES

         Net sales were $9,274,000, $9,348,000, and $9,741,000 for fiscal 2001,
2000, and 1999, respectively. Net sales decreased in fiscal 2001 compared to fiscal 2000 and 1999. The decrease from fiscal 1999 to fiscal 2000 was due to a decrease in sales of Quickstrokes, partially offset by increases in sales of CheckScript and Doctus. The decrease from fiscal 2000 to fiscal 2001 was due to decreases in sales of CheckScript and Doctus, partially offset by increases in sales of Checkquest and Quickstrokes.

GROSS MARGIN

         Gross margins were $6,738,000, $7,194,000, and $8,254,000 for fiscal
2001, 2000, and 1999, respectively. Stated as a percentage of net sales, gross margins for the corresponding periods were 73%, 77%, and 85%, respectively. Goodwill and license amortization charged to cost of sales were $274,000 (3% of net sales) for fiscal 2001 and $360,000 (4% of net sales) for fiscal 2000. The decrease in gross margin from 2000, as well as the decrease in gross margin stated as a percentage of sales, resulted from the mix of product sales shifting to products which have both hardware and software included in the sale, which typically carries smaller gross margins, or to products on which the Company pays royalties, the aforementioned goodwill amortization. The decrease in gross margin from 1999 to 2000, as well as the decrease in gross margin stated as a percentage of sales, also resulted from the mix of product sales shifting to products which have both hardware and software included in the sale, or to products on which the Company pays royalties, and the aforementioned goodwill amortization.

OPERATIONS

         Operations expenses were $1,279,000, $1,241,000, and $597,000 for fiscal 2001, 2000, and 1999, respectively. Stated as a percentage of net sales, operations expenses were 14%, 13%, and 6%, respectively. The increase in the current year's expenses, and expenses as a percentage of net sales, as compared with fiscal 2000 is primarily attributable to additions to the Company's staff of CheckQuest installation specialists, but was partially offset by a decrease in travel costs. The increase in expenses, and expenses as a percentage of net sales, from fiscal 1999 to fiscal 2000 was primarily attributable to staff additions.

GENERAL AND ADMINISTRATIVE

         General and administrative expenses were $1,634,000, $2,420,000, and $1,711,000 for fiscal 2001, 2000, and 1999, respectively. Stated as a percentage of net sales, general and administrative expenses for the corresponding periods were 18%, 26%, and 18%, respectively. The decreases in expenses, and expenses as a percentage of net sales, in the current fiscal year were primarily attributable to reduced amounts of bad debt expense, due to tightened credit policies. The increase in expenses, and expenses as a percentage of sales, from fiscal 1999 to fiscal 2000 was primarily attributable to additional reserves for doubtful accounts and costs associated with outside professional services, including legal fees.

RESEARCH AND DEVELOPMENT

         Research and development expenses were $1,830,000, $2,253,000, and $1,409,000 for fiscal 2001, 2000, and 1999, respectively. The 2000 and 1999 amounts do not include $110,000 and $98,000, respectively, that was spent in research and development related to contract development and charged to cost of sales. Research and development expenses including charges to cost of sales were $1,830,000, $2,363,000, and $1,507,000 for fiscal 2001, 2000, and 1999, respectively. The decrease in the amount of expenses from 2000 to 2001 is due to achievement of certain engineering project goals, which enabled the Company to reduce spending on consulting services. Stated as a percentage of net sales, research and development expenses including charges to cost of sales for the corresponding periods were 20%, 25%, and 15%, respectively. The decrease as a percentage of net sales for the fiscal year is primarily attributable to the decrease in absolute dollar expenditures. The increase in the absolute amount of expenses from fiscal 1999 to 2000 was the result of engineering staff additions and consulting services required for certain engineering projects.

SELLING AND MARKETING

         Selling and marketing expenses were $2,292,000, $2,739,000, and $2,510,000, for fiscal 2001, 2000, and 1999, respectively. Stated as a percentage of net sales, selling and marketing expenses for the corresponding periods were 25%, 29% and 26%, respectively. The decrease in expenses, and the decrease in expenses as a percentage of net sales, in the current fiscal year are primarily attributable to the Company's elimination of certain marketing efforts and consulting services for the Doctus product lines. The increase in expenses from fiscal 1999 to fiscal 2000 was primarily attributable to the addition of personnel and increased marketing efforts for the CheckQuest and Doctus product lines.

INTEREST INCOME (EXPENSE)

         Net interest income (expense) was ($43,000), $26,000, and $28,000 for fiscal 2001, 2000, and 1999, respectively. Stated as a percentage of net sales, net interest income (expense) for the corresponding periods was (0.5%), 0.3% and 0.3%, respectively. The increase in interest expense in the current year is attributable to borrowings under the Company's line of credit. The decrease in interest income from fiscal 1999 to fiscal 2000 is primarily the result of lower invested funds during the year.

INCOME TAXES

         For the fiscal years 2001 and 2000, the Company did not record an income tax provision or benefit for income taxes because the deferred tax assets generated by the current year net loss was offset by a corresponding increase in the valuation allowance. For the fiscal year 1999, the Company recorded an income tax provision of $29,000.

NET INCOME (LOSS)

         In the current fiscal year, the Company recorded a net loss of ($341,000). In fiscal 2000, the Company recorded a net loss of ($1,434,000). In fiscal 1999, the Company recorded net income of $2,026,000.

LIQUIDITY AND CAPITAL RESOURCES

         During fiscal 2001, the Company financed its cash needs primarily from operating activities.

         Net cash generated from operating activities during the year ended September 30, 2001 was $969,000. The primary use of cash from operating activities was an increase in inventories, prepaid expenses and other assets of $636,000. The primary source of cash from operating activities was a decrease in accounts receivable of $1,527,000.

         The Company's working capital and current ratio was $3,579,000 and 2.91, respectively, at September 30, 2001 and $4,030,000 and 2.42, respectively, at September 30, 2000. At September 30, 2001, total liabilities to equity ratio was .45 to 1 compared to .59 to 1 a year earlier. As of September 30, 2001, total liabilities were less by $833,000 than on September 30, 2000.

         The Company currently has a working capital line of credit. This line requires interest to be paid at prime plus 1 percentage point, but is subject to a limit on available borrowings of $750,000. The Company had no borrowings under the working capital line of credit on September 30, 2001, compared with $513,000 as of September 30, 2000. This credit line is subject to a net worth covenant whereby the Company must maintain a net worth of $4,000,000 in order to use the credit line. Though the Company had no borrowings under the credit line as of September 30, 2001, at such time the Company's net worth was $4,564,000.

         During fiscal 2000, the Company increased its working capital line of credit to $2,500,000. This line of credit was due to expire on August 15, 2001, and interest was payable at prime plus 1.5 percentage points. In addition, during fiscal 2000, the Company renewed its equipment credit line in the amount of $250,000 under similar terms and conditions.

         The Company's line of credit agreements contained financial covenants, the violation of which could have allowed the Company's lender to declare the line of credit agreements to be in default. At September 30, 2000, the Company was in violation of certain working capital line of credit financial covenants, including those regarding the Company's net worth ratio, the Company's minimum working capital, and the Company's current ratio. The Company's lender agreed to adjust the net worth covenant such that the Company was in compliance, and further waived other covenant violations through August 15, 2001, provided the Company remained in compliance with the remaining terms of the line of credit agreements and maintained certain maximum balance targets for the remainder of the term. Subsequent to this agreement, the Company incurred a net loss causing it to fall below the net worth covenant, a violation of the revised terms of the line of credit. The Company received a verbal temporary waiver of such covenant, due to the Company's long history with the lender, and the assurance that such line would be shortly paid in full. This target was achieved, and the Company's lender agreed to renegotiate the line of credit, resulting in the credit facility discussed above. The equipment line of credit was not renewed.

         The existing credit line expires on February 27, 2002. The Company believes that it will be able to renew the current credit line with its current lender. If such renewal cannot be obtained, the Company believes that alternative financing, under terms satisfactory to the Company will be available. However no assurance can be made that the Company will be able to renew its current credit line or that alternative financing can be secured under terms satisfactory to the Company. The Company believes that it will have sufficient liquidity to finance its operations for the next twelve months using existing cash and cash generated from operations.

RECENT ACCOUNTING PRONOUNCEMENTS

         In June 2001, The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations". SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. SFAS 142 is effective for fiscal years beginning after December 31, 2001. The Company has not determined the impact, if any, that this statement will have on its financial statements.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes FASB No. 121, "Accounting for the

Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for disposal of a segment of business (as previously defined in that Opinion). SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that this statement will have on its financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         The Company's primary exposure relating to financial instruments is through changes in interest rates. As of September 30, 2001, the Company had no outstanding bank debt or other material financial instruments subject to significant market exposure.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Mitek Systems, Inc.:

We have audited the accompanying balance sheets of Mitek Systems, Inc. (the "Company") as of September 30, 2001 and 2000, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2001, in conformity with accounting principles generally accepted in the United States of America.


DELOITTE & TOUCHE LLP
San Diego, California
November 30, 2001

                               MITEK SYSTEMS, INC.
                                 BALANCE SHEETS
                           SEPTEMBER 30, 2001 AND 2000

                                                                         2001                 2000
                                                                     ----------------------------------

ASSETS
      CURRENT ASSETS
      Cash and cash equivalents                                       $   865,347           $   537,113
      Accounts receivable - net                                         4,452,512             6,134,218
      Inventories                                                          40,731               125,614
      Prepaid expenses and other assets                                    96,803                76,020
                                                                     ----------------------------------
           Total current assets                                         5,455,393             6,872,965

      PROPERTY AND EQUIPMENT - net                                        294,157               346,087
      OTHER ASSETS                                                        865,956               554,906

                                                                     ----------------------------------
TOTAL ASSETS                                                          $ 6,615,506           $ 7,773,958
                                                                     ==================================

LIABILITIES AND STOCKHOLDERS' EQUITY

      CURRENT LIABILITIES

      Accounts payable                                                $ 1,129,574           $ 1,272,449
      Accrued payroll and related taxes                                   440,006               483,063
      Unearned maintenance income                                         299,261               368,640
      Borrowings under line of credit                                           0               512,882
      Other accrued liabilities                                             7,398               206,260
                                                                     ----------------------------------
           Total current liabilities                                    1,876,239             2,843,294

      LONG-TERM LIABILITIES                                               175,404                41,103
                                                                     ----------------------------------
      Total liabilities                                                 2,051,643             2,884,397

      COMMITMENTS AND CONTINGENCIES (Note 6)

      STOCKHOLDERS' EQUITY


      Common stock - $.001 par value; 20,000,000
        shares authorized,  11,120,954 and 11,119,843 issued
        and outstanding in 2001 and 2000, respectively                     11,121                11,120
      Additional paid-in capital                                        9,223,808             9,208,083
      Accumulated deficit                                              (4,671,066)           (4,329,642)
                                                                     ----------------------------------
           Total  stockholders' equity                                  4,563,863             4,889,561

                                                                     ----------------------------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                            $ 6,615,506           $ 7,773,958
                                                                     ==================================

                        See notes to financial statements

                               MITEK SYSTEMS, INC.
                            STATEMENTS OF OPERATIONS
             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                      2001                2000               1999
                                                                  -----------------------------------------------------
NET SALES                                                          $  9,274,188        $  9,347,940        $  9,741,297

COST OF SALES                                                         2,536,685           2,153,815           1,487,114

                                                                  -----------------------------------------------------
GROSS MARGIN                                                          6,737,503           7,194,125           8,254,183


COSTS AND EXPENSES:
      Operations                                                      1,279,334           1,240,924             597,031
      General and administrative                                      1,634,247           2,420,105           1,710,964
      Research and development                                        1,829,749           2,253,124           1,409,393
      Selling and marketing                                           2,292,305           2,739,149           2,510,336
                                                                  -----------------------------------------------------
           Total costs and expenses                                   7,035,635           8,653,302           6,227,724

                                                                  -----------------------------------------------------
OPERATING INCOME (LOSS)                                                (298,132)         (1,459,177)          2,026,459

OTHER INCOME (EXPENSE) - NET                                            (43,292)             25,562              28,426

                                                                  -----------------------------------------------------
INCOME (LOSS) BEFORE INCOME TAXES                                      (341,424)         (1,433,615)          2,054,885

PROVISION FOR INCOME TAXES                                                    0                   0              29,000

                                                                  -----------------------------------------------------
NET INCOME (LOSS)                                                  $   (341,424)       $ (1,433,615)       $  2,025,885
                                                                  =====================================================

                                                                  -----------------------------------------------------
NET INCOME (LOSS) PER SHARE - BASIC                                $      (0.03)       $      (0.13)       $       0.20
                                                                  =====================================================



                                                                  -----------------------------------------------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC         11,120,120          10,856,762          10,359,458
                                                                  =====================================================


                                                                  -----------------------------------------------------
NET INCOME (LOSS) PER SHARE - DILUTED                              $      (0.03)       $      (0.13)       $       0.19
                                                                  =====================================================


WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND
                                                                  -----------------------------------------------------
COMMON SHARE EQUIVALENTS OUTSTANDING - DILUTED                       11,120,120          10,856,762          10,755,277
                                                                  =====================================================

                        See notes to financial statements

                               MITEK SYSTEMS, INC.
                       STATEMENTS OF STOCKHOLDERS' EQUITY
             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                                         ADDITIONAL
                                                                             COMMON        PAID-IN       ACCUMULATED
                                                                              STOCK        CAPITAL         DEFICIT          TOTAL
                                                                         ----------------------------------------------------------
Balance, October 1, 1998                                                   $ 11,573    $ 9,191,887   $ (4,921,912)    $ 4,281,548

      Shares reacquired in connection with settlement of TSI dispute           (591)      (368,855)             0        (369,446)
      Shares reacquired in connection with revised Parascript agreement        (764)      (476,687)             0        (477,451)
      Repurchase of common stock                                                (20)       (14,130)             0         (14,150)
      Fair value of stock options issued to non-employees                         0         29,674              0          29,674
      Exercise of stock options                                                 241        145,724              0         145,965
      Net Income                                                                  0              0      2,025,885       2,025,885

                                                                         ---------------------------------------------------------
Balance, September 30, 1999                                                  10,439      8,507,613     (2,896,027)      5,622,025

      Exercise of stock options                                                 681        662,294              0         662,975
      Fair value of stock options issued to non-employees                         0         38,176              0          38,176
      Net loss                                                                    0              0     (1,433,615)     (1,433,615)

                                                                         ---------------------------------------------------------
Balance, September 30, 2000                                                  11,120      9,208,083     (4,329,642)      4,889,561

      Exercise of stock options                                                   1            643                            644
      Fair value of stock options issued to non-employees                                   15,082                         15,082
      Net loss                                                                                           (341,424)       (341,424)

                                                                         ---------------------------------------------------------
Balance, September 30, 2001                                                $ 11,121    $ 9,223,808   $ (4,671,066)    $ 4,563,863
                                                                         =========================================================

                        See notes to financial statements

                               MITEK SYSTEMS, INC.
                            STATEMENTS OF CASH FLOWS
             FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000, AND 1999

                                                                                2001               2000             1999
                                                                            -------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                                              $ (341,424)     $ (1,433,615)     $ 2,025,885
      Adjustments to reconcile net income (loss) to net cash provided by (used
      in) operating activities:
           Depreciation and amortization                                          570,167           431,192          325,325
           Impairment of prepaid software rights - TSI                                  0            84,194
           Provision for bad debts                                                155,000           731,871          273,529
           Loss on disposal of property and equipment                               2,129             1,010            3,907
           Fair value of stock options issued to non-employees                     15,082            38,176           29,674
      Changes in assets and liabilities:
           Accounts receivable                                                  1,526,706        (1,860,008)      (3,044,970)
           Inventories, prepaid expenses, and other assets                       (635,606)         (418,077)         158,032
           Accounts payable                                                      (145,757)          537,136           87,989
           Accrued payroll and related taxes                                      (43,057)         (237,237)         477,873
           Unearned maintenance income                                             80,130           165,232            1,840
           Other accrued liabilities                                             (214,070)          142,438         (655,098)
                                                                            -------------------------------------------------
      Net cash provided by (used in) operating activities                         969,300        (1,817,688)        (316,014)

INVESTING ACTIVITIES
      Purchases of property and equipment                                        (131,710)         (216,763)        (214,850)
      Proceeds from note receivable                                                     0                 0           56,478
      Proceeds from sale of property and equipment                                      0                 0              400
                                                                            -------------------------------------------------
      Net cash used in investing activities                                      (131,710)         (216,763)        (157,972)

FINANCING ACTIVITIES
      Proceeds from borrowings                                                  1,196,000           510,000                0
      Repayment of borrowings and long-term liabilities                        (1,706,000)                0                0
      Proceeds from exercise of stock options and warrants                            644           662,975          145,965
      Repurchase of common stock                                                        0                 0          (14,150)
                                                                            -------------------------------------------------
      Net cash provided by (used in) financing activities                        (509,356)        1,172,975          131,815

                                                                            -------------------------------------------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                              328,234          (861,476)        (342,171)

CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                                    537,113         1,398,589        1,740,760

                                                                            -------------------------------------------------
CASH AND CASH EQUIVALENTS AT END OF YEAR                                        $ 865,347         $ 537,113      $ 1,398,589
                                                                            =================================================


SUPPLEMENTAL DISCLOSURE
OF CASH FLOW INFORMATION
      Cash paid for interest                                                    $ 48,110          $ 7,422
      Cash paid for income taxes                                                $      -          $ 70,800       $    26,053

                        See notes to financial statements

                               MITEK SYSTEMS, INC.
                          NOTES TO FINANCIAL STATEMENTS
              FOR THE YEARS ENDED SEPTEMBER 30, 2001, 2000 AND 1999

1.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Business - Mitek Systems, Inc. (the "Company") is a designer, manufacturer and marketer of advanced character recognition products for intelligent forms processing applications ("Character Recognition") with an emphasis in document imaging system products and solutions systems integration services.

         Basis of Accounting - The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

         Fair Value of Financial Instruments - The carrying amount of cash, cash equivalents, receivables, accounts payable, and accrued liabilities are considered representative of their respective fair values because of the short-term nature of those instruments.

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

         Accounts Receivable - Accounts receivable are net of an allowance for doubtful accounts of $339,025 and $763,912 on September 30, 2001 and 2000, respectively. Bad debt expense was $155,000, $731,871, and $273,529 for the years ended September 30, 2001, 2000 and 1999, respectively. The accounts receivable written off were $579,887, $107,974, and $71,644 during the years ended September 30, 2001, 2000 and 1999, respectively.

         Inventories - Inventories are recorded at the lower of average cost or market. At September 30, 2001 and 2000 there were no inventory reserve balances.

         Property and Equipment - Following is a summary of property and equipment as of September 30, 2001 and 2000.

                                                               2001                  2000
Property and equipment - at cost:
Equipment                                                  $1,390,480            $1,266,246
Furniture and fixtures                                        104,507               104,507
Leasehold improvements                                         52,984                52,984
                                                           ----------            ----------
                                                            1,547,971             1,423,737

Less:  accumulated depreciation and amortization            1,253,814             1,077,650
                                                           ----------            ----------
Total                                                        $294,157              $346,087
                                                           ==========            ==========

         Other Assets - Other assets consisted of the following at September 30, 2001 and 2000:

                                                               2001                  2000
Prepaid software rights - Docubase- net                      $633,750            $        0
Prepaid software rights - PFP Pro - net                        49,988                99,992
Prepaid license/support fees - net                             87,770               295,419
Investment in ITech                                            79,127               105,374
Other - net                                                    15,321                54,121
                                                           ----------            ----------

Total                                                        $865,956              $554,906
                                                           ==========            ==========

         Long-Lived Assets - The Company periodically evaluates the carrying value of unamortized balances of license agreements and other intangible assets to determine whether any impairment of these assets has occurred or whether any revision to the related amortization periods should be made. This evaluation is based on management's projections of the undiscounted future cash flows associated with each product or asset. If management's evaluation were to indicate that the carrying values of these intangible assets were impaired, the impairment to be recognized is measured by the amount the carrying amount of the assets exceeds the fair value of the assets.

         Investment in Itech Business Solutions Ltd. - On September 1, 2000 the Company acquired a 15% investment in Itech Business Solutions Ltd. ("Itech"), which is accounted for on the cost method at September 30, 2000. On October 3, 2000 the Company acquired an additional 15% interest in Itech for $88,506. After this additional investment, the Company accounted for its 30% interest in Itech under the equity method. Subsequent to the additional investment on October 3, 2000, Itech changed their name to Mitek Systems Ltd. Included in 2001 Other Income (Expenses) is ($13,604) related to the Company's equity in the loss of Mitek Systems, Ltd.

         Depreciation and Amortization - Depreciation and amortization of property and equipment, prepaid license/support fees and prepaid software rights are provided using the straight-line method over estimated useful lives ranging from three to five years. Depreciation and amortization of property and equipment totaled $181,511, $151,238, and $121,322 for the years ended September 30, 2001, 2000 and 1999, respectively.

         Revenue Recognition - The Company recognizes revenues in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition", as amended. Accordingly, software product revenues are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company's fees are fixed and determinable, and collectibility is probable. Product maintenance revenues are recognized ratably over the length of the maintenance contract. Unearned contract maintenance revenue is included in current and long-term liabilities as unearned income in the accompanying balance sheets.

         In December 1999, SEC Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements" was issued. SAB 101 provides the SEC staff's view in applying generally accepted accounting principles to selected revenue recognition issues, including software revenue recognition. There was no impact on the financial statements as a result of the adoption of SAB 101. Therefore, no adjustment was recorded.

         Research and Development - Research and development costs are expensed in the period incurred.

         Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes", which requires the use of the liability method for deferred income taxes
- see Note 4.

         Management evaluates the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.

         Net Income (Loss) Per Share - The Company calculates net income (loss) per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". Basic net income (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share also gives effect to all potential dilutive common shares outstanding during the period, such as options and warrants, if dilutive. The weighted average number of common shares and common share equivalents outstanding for the year ended September 30, 1999 included 395,819 common share equivalents related to stock options and warrants. Outstanding stock options for fiscal 2001 and 2000 were excluded from this calculation, as they would have been antidilutive.

         Statements of Cash Flows - Significant non-cash investing and financing activities were comprised of the following:

                                                             YEAR ENDED SEPTEMBER 30,
                                                        2001           2000          1999
Shares of unregistered common stock reacquired
pursuant to settlement agreement
                                                         0               0          369,446
Shares of unregistered common stock reacquired
pursuant to revised cross investment and
licensing agreements                                     0               0          477,451


         Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

         Stock Based Compensation - As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for costs of stock-based compensation to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and accordingly, discloses the pro forma effect on net income
(loss) and related per-share amounts using the fair value based method to account for stock-based compensation (Note 2). As required by SFAS 123, the fair value of stock compensation issued to non-employees is determined using the

Black-Scholes option pricing model and compensation expense is recorded pursuant to the provisions of EITF 96-18.

         Segment Reporting - SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", results in the use of a management approach in identifying segments of an enterprise. Management has determined that segment disclosures are not required because the Company operates in only one segment.

         Comprehensive Income (Loss) - There are no material current differences between net income and comprehensive income and, accordingly, no amounts have been reflected in the accompanying financial statements.

         Recently Issued Accounting Pronouncements - In June 2001, The Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. The Company does not believe that the adoption of SFAS 141 will have a significant impact on its financial statements.

         In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. SFAS 142 is effective for fiscal years beginning after December 31, 2001. The Company has not determined the impact, if any, that this statement will have on its financial statements.

         In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", and the accounting and reporting provisions of APB Opinion 30, "Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for disposal of a segment of business (as previously defined in that Opinion). SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company has not determined the impact, if any, that this statement will have on its financial statements.

2.     STOCKHOLDERS' EQUITY

         STOCK OPTIONS - The Company has stock option plans for executives and key individuals who make significant contributions to the Company. The 1986 plan provides for the purchase of up to 630,000 shares of common stock through incentive and non-qualified options. The 1986 plan expired on September 30, 1996 and no additional options may be granted under this plan. The 1988 plan provides for the purchase of up to 650,000 shares of common stock through non-qualified options. The 1988 plan expired on September 13, 1998. For both plans, options must be granted at fair market value and for a term of not more than six years. Employees owning in excess of 10% of the outstanding stock are excluded from the plans.

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

         The 2000 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Incentive options must be granted at fair market value while non-qualified options may be granted at no less than 85% of fair market value, and for a term of not more than ten years. Employees owning in excess of 10% of the outstanding stock are included in the plan on the same terms except that the options must be granted for a term of not more than five years.

         Information concerning stock options granted by the Company under all plans for the years ended September 30, 2001, 2000 and 1999 is as follows:

                                                                                    WEIGHTED AVERAGE
                                                                                   EXERCISE PRICE PER
                                                                          SHARES          SHARE
                                                              ----------------------------------------
Balance, October 1, 1998                                                1,553,416        $ 1.04

     Granted                                                            1,162,953        $ 1.50
     Exercised                                                          (240,738)        $ 0.86
     Cancelled                                                        (1,140,533)        $ 0.97
                                                                       ----------        ------

Balance, September 30, 1999                                             1,335,098        $ 1.67

     Granted                                                              465,000        $ 6.84
     Exercised                                                          (599,598)        $ 0.92
     Cancelled                                                           (84,658)        $ 1.87
                                                                          -------        ------

Balance, September 30, 2000                                             1,115,842        $ 3.96

     Granted                                                              486,500        $ 0.98
     Exercised                                                            (1,111)        $ 0.70
     Cancelled                                                          (128,788)        $ 5.98
                                                                         --------        ------

Balance, September 30, 2001                                             1,472,443        $ 2.84
                                                                        =========        ------

         The following table summarizes information about stock options outstanding at September 30, 2001:

                                               Weighted                                          Weighted Average
                                               Average           Weighted                         Exercise Price
       Range of               Number          Remaining      Average Exercise       Number        of Exercisable
    Exercise Price         Outstanding     Contractual Life       Price          Exercisable          Options
-----------------------------------------------------------------------------------------------------------------
   $ 0.43- - $ 0.65             51,940           7.29             $ 0.46              45,287          $ 0.44
   $ 0.66- - $ 1.00            529,283           8.03             $ 0.89             191,727          $ 0.87
   $ 1.01- - $ 2.50            222,894           7.27             $ 1.57             146,860          $ 1.48
   $ 2.51- - $ 3.77            322,403           7.48             $ 2.86             231,648          $ 2.87
   $ 3.78- - $ 5.67              1,723           8.33             $ 5.09                 945          $ 5.09
   $ 5.68- - $ 8.52            338,200           6.84             $ 6.94             168,193          $ 6.91
   $ 8.53- - $12.37              6,000           8.43             $ 9.30               3,139          $ 9.27

                         ----------------------------------------------------------------------------------------
                             1,472,443           7.50             $ 2.84             787,799           $2.88
                         ========================================================================================

         All stock options are granted at fair market value of the Company's common stock at the grant date. The weighted average fair value of the stock options granted was $0.88, $4.50, and $0.95 for fiscal 2001, 2000 and 1999, respectively. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2001: risk-free interest rate of 4.5%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 192%. In 2000, the assumptions were: risk-free interest rate of 6%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 103%. In 1999, the assumptions were: risk-free interest rate of 5.5%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 99%. Stock options generally expire between six to ten years from the grant date. Stock options generally vest over a three-year period, with one thirty-sixth becoming exercisable on each of the monthly anniversaries of the grant date.

         The Company accounts for costs of options issued to employees in accordance with APB Opinion No. 25, under which no compensation cost has been recognized for employee stock option awards. Had compensation cost been determined consistent with SFAS No. 123, the Company's pro forma net income and income per share for fiscal 1999 would have been $1,440,842 and $.14 basic and $.13 diluted, respectively, the Company's pro forma net loss and net loss per share for fiscal 2000 would have been ($2,418,779) and ($.22), respectively, and the Company's pro forma net loss and net loss per share for fiscal 2001 would have been ($1,415,084) and ($.13), respectively. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

         The Company has also issued 78,000 stock options to non-employees which are accounted for as variable arrangements under the provisions of EITF 96-18. Future increases in the fair value of the Company's common stock could result in additional compensation expense.

3.     LINE OF CREDIT - BANK

         The Company currently has a working capital line of credit. This line requires interest to be paid at prime plus 1 percentage point, but is subject to a limit on available borrowings of $750,000. The Company had no borrowings under the working capital line of credit on September 30, 2001, compared with $513,000 as of September 30, 2000. This credit line is subject to a net worth covenant whereby the Company must maintain a net worth of $4,000,000 in order to use the credit line. The line of credit expires on February 27, 2002 and is collateralized by a general lien on corporate assets. Though the Company had no borrowings under the credit line as of September 30, 2001, at such time the Company's net worth was $4,564,000.

4.     INCOME TAXES

         For the years ended September 30, 2001, 2000 and 1999, the Company's provision for income taxes was as follows:

                                           2001          2000          1999
Federal - current                           $0            $0         $29,000
State - current                              0             0               0
                                            --            --         -------
Total                                       $0            $0         $29,000
                                            ==            ==         =======

         There was no provision for deferred income taxes in 2001, 2000 or 1999. Under SFAS No. 109, deferred income tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

         Significant components of the Company's net deferred tax liabilities and assets as of September 30, 2001 and 2000 are as follows:

                                                                        2001            2000
Deferred tax assets:
Reserves not currently deductible                                   $  150,000       $  327,000
Book depreciation and amortization in excess of tax                    328,000          374,000
Research credit carryforwards                                          529,000          529,000
AMT credit carryforward                                                 69,000           39,000
Net operating loss carryforwards                                     2,300,000          706,000
Capitalized research and development costs                             173,000          306,000
Uniform capitalization                                                 (15,000)         (21,000)
Other                                                                  156,000          153,000
                                                                    -----------      -----------
Total deferred tax assets                                            3,690,000        2,413,000
Valuation allowance for net deferred tax assets                     (3,690,000)      (2,413,000)
                                                                    -----------      -----------
Total                                                               $        0       $        0
                                                                    ===========      ===========

         The Company has provided a valuation allowance against deferred tax assets recorded as of September 30, 2001 and 2000 due to uncertainties regarding the realization of such assets.

         The research credit and net operating loss carryforwards expire during the years 2005 to 2020. The federal and California net operating loss carryforwards at September 30, 2001 are approximately $6,200,000 and $2,900,000, respectively.

         The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows for the years ended September 30:

                                                          2001                2000                1999
Amount computed using statutory rate (34%)            $ (116,000)         $ (487,000)          $ 698,000
Net change in valuation reserve
                  for deferred tax assets                178,000             529,000            (671,000)
Non-deductible items                                      13,000              12,000               7,000
State income taxes                                       (75,000)            (54,000)                  0
Other                                                          0                   0              (5,000)
                                                      -----------         -----------          ----------
Provision for income taxes                            $        0          $        0           $  29,000
                                                      ===========         ===========          ==========

5.     LONG-TERM LIABILITIES

         As of September 30, 2001 and 2000, long-term liabilities were as follows:

                                                       2001            2000
Deferred rent payable - see Note 6                  $  16,828        $ 32,036
Unearned maintenance income                           149,509              0
Non current deposits                                    9,067           9,067
                                                    ---------        --------
Total                                               $ 175,404        $ 41,103
                                                    =========        ========

6.     COMMITMENTS AND CONTINGENCIES

         LEGAL MATTERS - In the normal course of business, the Company, at various times, has been named in lawsuits. As previously disclosed, the Company, and officers of the Company, William Boersing, John M. Thornton, Dennis A. Brittain, Noel Flynn, and Board of Directors member, James De Bello, were sued in five lawsuits filed in October and November 2000. The same or similar allegations are made in all five lawsuits. These lawsuits were settled during the third quarter of fiscal 2001. The settlement did not have a material adverse effect on the Company's financial condition or results of operations. As previously disclosed, the Company was also a defendant in a case filed by DMS, Inc., d/b/a Document Management & Support. The plaintiff sought damages against the Company on a number of theories. This lawsuit was dismissed during the third quarter of fiscal 2001.


         EMPLOYEE 401(K) PLAN - The Company has a 401(k) plan that allows participating employees to contribute up to 15% of their salary, subject to annual limits. The Board may, at its sole discretion, approve Company contributions. During fiscal 2001, 2000 and 1999, the Company elected not to make any contributions to the plan.

          LEASES - The Company's offices and manufacturing facilities are leased under non-cancelable operating leases. The primary facilities lease expires on June 30, 2002. In addition, the Company leases office space in Sterling, VA which expires December 31, 2003, and in Pelham, AL which expires June 30, 2004. The lease payments are expensed on a straight-line basis over the lease term.

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

         Future annual minimum rental payments payable by the Company and annual minimum sub-lease amounts under non-cancelable leases are as follows:

                                                 OPERATING          SUB-LEASE
                                                   LEASES            (INCOME)
     YEAR ENDING SEPTEMBER 30:
     2002                                         $316,974          $(147,449)
     2003                                          104,365                  0
     2004                                           67,441                  0
                                                  --------          ----------
     Total                                        $488,780          $(147,449)
                                                  ========          ==========

         Rent expense for operating leases, net of sub-lease income, for the years ended September 30, 2001, 2000 and 1999 totaled $184,445, $168,173, and
$167,141, respectively.

7. PRODUCT REVENUES AND SALES CONCENTRATIONS

         Product Revenues - During fiscal years 2001, 2000 and 1999, the Company's revenues were derived primarily from the Character Recognition Product line. Revenues by product line as a percentage of net sales are summarized as follows:

                                                  YEAR ENDED SEPTEMBER 30,
                                              2001           2000         1999
Character recognition                          95%            97%          94%
Other                                           5%             3%           6%

         Sales Concentrations - The Company sells its products primarily to community depository institutions. For the years ended September 30, 2001, 2000 and 1999, the Company had the following sales concentrations:

                                                           YEAR ENDED SEPTEMBER 30,
                                                     2001               2000             1999
Customers to which sales were
      in excess of 10% of total sales
*  Number of customers                                       1                 3                1
*  Aggregate percentage of sales                           11%               52%              10%

Foreign Sales - primarily Europe                            3%               15%              22%

8. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

         Summarized quarterly financial information for the years ended September 30, 2001 and 2000 is as follows (In thousands, except per share data):

                                               First         Second        Third         Fourth
                                              Quarter       Quarter       Quarter        Quarter
==================================================================================================
Year Ended September 30, 2001
Net Sales                                     $ 2,050       $ 1,760       $ 2,798        $ 2,666
Gross Profit                                    1,561         1,279         2,127          1,770
(Loss) Income from Operations                    (151)         (531)          491           (106)
Net Income (Loss)                                (173)         (552)          508           (124)
Income (Loss) per share-Basic                 $  (.02)      $  (.05)       $  .05        $  (.01)
Income (Loss) per share-Diluted               $  (.02)      $  (.05)       $  .05        $  (.01)

--------------------------------------------------------------------------------------------------

Year Ended September 30, 2000
Net Sales                                     $ 2,725       $ 2,594       $ 2,136        $ 1,893
Gross Profit                                    2,344         2,261         1,480          1,109
(Loss) Income from Operations                     596           337          (946)        (1,445)
Net Income (Loss)                                 590           333          (906)        (1,450)
Income (Loss) per share-Basic                  $  .06        $  .03       $  (.08)       $  (.13)
Income (Loss) per share-Diluted                $  .05        $  .03       $  (.08)       $  (.13)

                            SUPPLEMENTAL INFORMATION

CORPORATE OFFICE
Mitek Systems, Inc.
10070 Carroll Canyon Road
San Diego, California 92131
(858) 635-5900

REGIONAL OFFICES
107 Carpenter Drive, Suite 120
Sterling, Virginia 20164
(703) 318-7030

312 Canyon Park Drive
Pelham, Alabama 35124
(205) 664-7077

CORPORATE OFFICERS
John M. Thornton, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
David Pintsov, Ph.D., Senior Vice President
William Boersing, Vice President North American Sales
Noel Flynn, Vice President Operations


TRANSFER AGENT
Mellon Investor Services LLC
400 S. Hope Street, Fourth Floor, Los Angeles, California 90071
WWW.MELLONINVESTOR.COM

AUDITORS
Deloitte & Touche, LLP
701 B Street, Suite 1900, San Diego, California 92101


DIRECTORS
John M. Thornton, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
Sally B. Thornton (1), Investor
Daniel E. Steimle (1), (2)
  James B. DeBello (1), (2)
Gerald I. Farmer, Ph.D. (2)


NOTES
(1) Compensation Committee
(2) Audit Committee


FORM 10-K REPORT
Copies of the Company's Form 10-K report to the Securities and Exchange Commission, are available free to stockholders and may be obtained by writing or calling Secretary, Mitek Systems, Inc., 10070 Carroll Canyon Road, San Diego, California 92131, phone (858) 635-5900.

STOCKHOLDERS:
As of December 3, 2001, there were 504 holders of record of Mitek Systems, Inc. Common Stock.

DIVIDENDS
Mitek Systems, Inc. has paid no dividends on its common stock since its incorporation and currently intends to retain all earnings for use in its business. Payment of dividends is restricted by the terms of outstanding debt obligations.

COMMON STOCK MARKET (1)

PRICE RANGE (2)

FISCAL QUARTER                2001                          2000
                         LOW         HIGH             LOW           HIGH
1ST                     0.50         2.56            3.37           5.31
2ND                     0.56         2.06            3.93          16.68
3RD                     0.70         1.28            4.09          11.12
4TH                     1.08         2.54            4.12           6.50

(1) The Company's common stock is traded on the NASDAQ National Market under the symbol "MITK" and the closing bid price on December 3, 2001 was $1.52.

(2) Bid quotations compiled by National Association of Securities Dealers, Inc., represents inter-dealer quotations and not necessarily actual transactions.


                             SELECTED FINANCIAL DATA
         The table below sets forth selected financial data for each of the years in the five-year period ended September 30, 2001.

($000 EXCEPT PER SHARE DATA)        2001    2000     1999     1998     1997
Sales                             $9,274   $9,348   $9,741   $6,501   $4,842
Net income (loss)                   (341)  (1,434)   2,026   (1,497)  (2,566)
Net income (loss) per share        (0.03)   (0.13)     .19    (0.13)   (0.25)
Total assets                       6,616    7,774    7,389    6,136    7,188
Long-term liabilities                175       41       51       55       22
Stockholders' equity               4,564    4,890    5,622    4,282    5,751