Form 10-K, Exhibit 13
period 2002-09-30
MITEK SYSTEMS INC
filed 2002-12-26
CIK 807863

QuickLinks -- Click here to rapidly navigate through this document

Exhibit 13

PART II

MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FORWARD LOOKING STATEMENTS

        In addition to historical information, this Management's Discussion and Analysis of Financial Condition and Results of Operations (the "MD&A") contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. As contained herein, the words "expects," "anticipates," "believes," "intends," "will," and similar types of expressions identify forward-looking statements, which are based on information that is currently available to the Company, speak only as of the date hereof, and are subject to certain risks and uncertainties. To the extent that the MD&A contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of the Company, please be advised that the Company's actual financial condition, operating results and business performance may differ materially from that projected or estimated by the Company in forward-looking statements. The Company has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experiences and results to differ from the Company's current expectations. The difference may be caused by a variety of factors, including, but not limited, to adverse economic conditions, general decreases in demand for Company products and services, intense competition, including entry of new competitors, increased or adverse federal, state and local government regulation, inadequate capital, unexpected costs, lower revenues and net income than forecast, price increases for supplies, inability to raise prices, the risk of litigation and administrative proceedings involving the Company and its employees, higher than anticipated labor costs, the possible fluctuation and volatility of the Company's operating results and financial condition, adverse publicity and news coverage, inability to carry out marketing and sales plans, loss of key executives, changes in interest rates, inflationary factors, and other specific risks that may be alluded to in this MD&A or discussed in the Company's filings with the SEC.

RESULTS OF OPERATIONS

NET SALES

        Net sales were $13,083,000, $9,387,000, and $9,348,000 for fiscal 2002, 2001, and 2000, respectively. Net sales increased in fiscal 2002 compared to fiscal 2001 and 2000. The increase from fiscal 2000 to fiscal 2001 was primarily due to increases in sales of Checkquest. This product had a 1,200% increase in sales during fiscal 2001. The sales of Quickstrokes and CheckScript declined during the fiscal year by 29%. Sales of the Company's Doctus products declined 76%, primarily due to lower capital budgets by the Company's key customers. The increase from fiscal 2001 to fiscal 2002 was due to increased sales of Quickstrokes and CheckScript, due to the renewal of existing, as well as new enterprise licensing agreements entered into during the year. These recognition engines combined for an increase in revenue of 55% for fiscal 2002. Additional market penetration of Checkquest boosted sales of that product line by 26% for fiscal 2002. Sales of the Company's Doctus product increased by 36% for fiscal 2002.

GROSS MARGIN

        Gross margins were $9,332,000, $6,738,000, and $7,194,000 for fiscal 2002, 2001, and 2000, respectively. Stated as a percentage of net sales, gross margins for the corresponding periods were 71%, 72%, and 77%, respectively. License amortization charged to cost of sales were $333,000 (3% of net sales) for fiscal 2002, $274,000 (3% of net sales) for fiscal 2001 and $360,000 (4% of net sales) for fiscal 2000. The dollar increase in gross margin in 2002 from 2001 resulted primarily from the increased sales of the Company's Checkquest, Quickstrokes and Checkscript product line. The decrease in gross margin stated as a percentage of sales, resulted from the mix of product sales shifting to products which have both hardware and software included in the sale, which typically carries lower gross margins, or to products on which the Company pays royalties, the aforementioned license amortization. The decrease in gross margin from 2000 to 2001, as well as the decrease in gross margin stated as a percentage of sales, also resulted from the mix of product sales shifting to products which have both hardware and software included in the sale, or to products on which the Company pays royalties.

OPERATIONS

        Operations expenses include costs associated with shipping and receiving, quality assurance, customer support, installation and training. As installation, training, maintenance and customer support revenues are recognized, an appropriate amount of these costs are charged to cost of sales, with unabsorbed costs remaining in Operations expense.

        Operations expenses were $1,872,000, $1,279,000, and $1,241,000 for fiscal 2002, 2001, and 2000, respectively. The dollar increase in the 2002 expense is primarily attributable to additions to the Company's staff of CheckQuest support, installation and training specialists. These increased costs are a result of the growth in the installed base of Checkquest customers, as well as the demand for additional installation and training personnel which the Company deemed necessary to meet the installation and training needs for new customers. The dollar increase in the 2001 fiscal year was primarily attributable to staff additions.

        Stated as a percentage of net sales, operations expenses expense for fiscal 2002, 2001 and 2000 were 14%, 14%, and 13%, respectively. respectively. The fixed amount in the 2002 expense, as a percentage of net sales, is primarily attributable to additions to the Company's staff of CheckQuest support, installation and training specialists, combined with an increase in travel costs. The increase in the 2001 expense, as a percentage of net sales, was primarily attributable to staff additions.

SELLING AND MARKETING

        Selling and marketing expenses were $3,014,000, $2,292,000, and $2,739,000, for fiscal 2002, 2001, and 2000, respectively. The dollar increase in 2002 expense is primarily attributable to increased commission expense, which resulted from increased sales and the use of sales representatives compensated on a commission-only basis. The dollar decrease in expense in the 2001 year was primarily attributable to the Company's elimination of certain marketing efforts and consulting services for the Doctus product lines.

        Stated as a percentage of net sales, selling and marketing expenses for fiscal 2002, 2001, and 2000 were 23%, 24%, and 29%, respectively. The decrease in 2002 expense, as a percentage of net sales, was primarily attributable to the effect of the increased Checkquest salespersons, which occurred in fiscal 2002, who accounted for the increased sales. This increase in sales was only partially offset by an increase in dollar expense, primarily commissions. The decrease in 2001 expense, as a percentage of net sales, was primarily attributable to the Company's elimination of certain marketing efforts and consulting services for the Doctus product lines.

        Mitek expects that it will increase spending on Checkquest and Solutions sales forces and Checkquest, Quickstrokes and Doctus marketing.

RESEARCH AND DEVELOPMENT

        Research and development expenses are incurred to maintain and enhance existing products. The Company maintains sufficient staff to maintain the existing product lines, including development of newer, more feature-rich versions of its existing product lines, as the Company determines is demanded by the marketplace. The Company also maintains research personnel, whose efforts are designed to ensure product paths from current technologies to anticipated future generations of products within the Company's area of business.

        Research and development expenses were $2,049,000, $1,830,000, and $2,253,000 for fiscal 2002, 2001, and 2000, respectively. The dollar increase in the 2002 expense is due to additional personnel added to support and enhance the Checkquest product line. The dollar decrease in the 2001 expense is due to achievement of certain engineering project goals, which enabled the Company to reduce spending on consulting services.

        Stated as a percentage of net sales, research and development expense for fiscal 2002, 2001, and 2000, including charges to cost of sales, were 16%, 20%, and 24%, respectively. The decrease in 2002 expense, as a percentage of net sales, is primarily attributable to the increase in sales. The decrease in 2001 expense, as a percentage of net sales, is primarily attributable to the decrease in dollar expense.

        Prospectively, increased headcount is currently expected to be a significant factor affecting future research and development expense growth.

GENERAL AND ADMINISTRATIVE

        General and administrative expenses were $2,010,000, $1,634,000, and $2,420,000 for fiscal 2002, 2001, and 2000, respectively. The dollar increase in the 2002 expense is primarily attributable to costs associated with outside professional services, primarily strategic planning services incurred to better focus and direct the Company's efforts, as well as increased bad debt expense. The dollar decrease in the 2001 expense was primarily attributable to reduced amounts of bad debt expense, due to tightened credit policies.

        Stated as a percentage of net sales, general and administrative expense for fiscal 2002, 2001 and 2000 were 15%, 17%, and 26%, respectively. The decrease in 2002 expense, as a percentage of net sales, was primarily attributable to increased sales. The decrease in 2001 expense, as a percentage of sales, was primarily attributable to reduced amounts of bad debt expense, due to tightened credit policies.

INTEREST INCOME (EXPENSE)

        Net interest income (expense) was $9,000, ($43,000), and $26,000 for fiscal 2002, 2001, and 2000, respectively. Stated as a percentage of net sales, net interest income (expense) for the corresponding periods was 0.1%, (0.5%), and 0.3%, respectively. The decrease in interest expense in the current year is attributable to reduced borrowings under the Company's line of credit. The increase in interest expense from fiscal 2000 to fiscal 2001 was primarily the result of increased borrowings during the year.

INCOME TAXES

        For the fiscal years 2002, 2001 and 2000, the Company did not record an income tax provision or benefit for income taxes because the deferred tax assets generated by the current year net benefit was offset by a corresponding decrease in the valuation allowance.

LIQUIDITY AND CAPITAL RESOURCES

        At September 30, 2002 the Company had $760,000 in cash as compared to $865,000 at September 30, 2001. Accounts receivable totaled $6,274,000, an increase of $1,837,000 over the September 30, 2001, balance of $4,437,000. This increase was primarily a result increased sales.

        During fiscal 2002, the Company financed its cash needs primarily from operating activities.

        Net cash generated from operating activities during the year ended September 30, 2002 was $375,000. The primary use of cash from operating activities was an increase in accounts receivable of $1,922,000. The primary sources of cash from operating activities was net income of $397,000 and depreciation and amortization expense, which does not require cash, of $634,000.

        Net cash used from investing activities was primarily from the acquisition of fixed assets, primarily a high-speed sorter for development work, as well as the furniture and fixtures acquired concurrently with the lease of the Company's new headquarters in Poway. The Company also loaned $199,227 to Mitek Systems, Ltd. This loan is discussed in the footnotes to the financial statements.

        Net cash from financing activities was primarily the borrowing and repayment on the Company's line of credit.

        The Company's working capital and current ratio was $4,643,000 and 2.70, respectively, at September 30, 2002, $3,579,000 and 2.91, respectively, at September 30, 2001. At September 30, 2002, total liabilities to equity ratio was .64 to 1 compared to .45 to 1 a year earlier. As of September 30, 2002, total liabilities were greater by $1,152,000 than on September 30, 2001.

        The Company currently has a working capital line of credit. This line requires interest to be paid at prime plus 1 percentage point, but is subject to a limit on available borrowings of $750,000. The Company had no borrowings under the working capital line of credit on September 30, 2002 or on September 30, 2001. This credit line is subject to a net worth covenant whereby the Company must maintain a net worth of $4,000,000 in order to use the credit line. Though the Company had no borrowings under the credit line as of September 30, 2002, at such time the Company's net worth was $5,028,000.

        The existing credit line expires on August 27, 2003. The Company believes that it will be able to renew the current credit line with its current lender. If such renewal cannot be obtained, the Company believes that alternative financing, under terms satisfactory to the Company will be available. However no assurance can be made that the Company will be able to renew its current credit line or that alternative financing can be secured under terms satisfactory to the Company.

        There are no significant capital expenditures planned for the foreseeable future.

        The Company believes that it will have sufficient liquidity to finance its operations for the next twelve months using existing cash and cash generated from operations.

        The Company signed an agreement to lease office space at 14145 Danielson Street, Suite B, Poway, California effective July 1, 2002 through September 30,2005. The future annual minimum rents have been disclosed in the footnotes to the Financial Statements.

        The Company intends to license technology from a third party to enhance and improve the functionality of its CheckQuest product line. Though the exact cost of this license is unknown at this time, the Company expects to capitalize this cost and amortize it over the expected useful life, typically two to three years.

CRITICAL ACCOUNTING POLICIES

        Mitek's financial statements and accompanying notes are prepared in accordance with generally accepted accounting principles in the United States. Preparing financial statements requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. These estimates and assumptions are affected by management's application of accounting policies. Critical accounting policies for Mitek include revenue recognition, impairment of accounts and notes receivable, and accounting for income taxes.

  Revenue Recognition

        The Company enters into contractual arrangements with end users that may include licensing of the Company's software products, product support and maintenance services, consulting services, resale of third-party hardware, or various combinations thereof, including the sale of such products or services separately. The Company's accounting policies regarding the recognition of revenue for these contractual arrangements is fully described in Notes to Unaudited Condensed Consolidated Financial Statements.

        The Company considers many factors when applying accounting principles generally accepted in the United States of America related to revenue recognition. These factors include, but are not limited to:

  •
  The actual contractual terms, such as payment terms, delivery dates, and pricing of the various product and service elements of a contract

  •
  Availability of products to be delivered

  •
  Time period over which services are to be performed

  •
  Creditworthiness of the customer

  •
  The complexity of customizations to the Company's software required by service contracts

  •
  The sales channel through which the sale is made (direct, VAR, distributor, etc.)

  •
  Discounts given for each element of a contract

  •
  Any commitments made as to installation or implementation "go live" dates

        Each of the relevant factors is analyzed to determine its impact, individually and collectively with other factors, on the revenue to be recognized for any particular contract with a customer. Management is required to make judgments regarding the significance of each factor in applying the revenue recognition standards, as well as whether or not each factor complies with such standards. Any misjudgment or error by management in its evaluation of the factors and the application of the standards, especially with respect to complex or new types of transactions, could have a material adverse affect on the Company's future revenues and operating results.

  Accounts Receivable.

        We evaluate the creditworthiness of our customers prior to order fulfillment and we perform ongoing credit evaluations of our customers to adjust credit limits based on payment history and the customer's current creditworthiness. We constantly monitor collections from our customers and maintain a provision for estimated credit losses that is based on historical experience and on specific customer collection issues. While such credit losses have historically been within our expectations and the provisions established, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our revenue recognition policy requires customers to be creditworthy, our accounts receivable are based on customers whose payment is reasonably assured.

Our accounts receivable are derived from sales to a wide variety of customers. We do not believe a change in liquidity of any one customer or our inability to collect from any one customer would have a material adverse impact on our financial position.

  Deferred Income Taxes.

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. We maintain a valuation allowance against the deferred tax asset due to uncertainty regarding the future realization based on historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. Until such time as the Company can demonstrate that it will no longer incur losses or if the Company is unable to generate sufficient future taxable income we could be required to maintain the valuation allowance against our deferred tax assets.

RECENT ACCOUNTING PRONOUNCEMENTS

        In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company has evaluated the applicability of SFAS 142 and has determined that it will not have a material impact on its financial statements. The Company had no recorded goodwill at September 30, 2002 or September 30, 2001.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations-Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions," for disposal of a segment of business (as previously defined in that Opinion). SFAS 144 is effective for fiscal years beginning after December 15, 2001 The Company has evaluated the applicability of SFAS 144 and has determined that it will not have a material impact on its financial statements.

        In November 2001, the staff of the Financial Accounting Standards Board ("FASB") issued as interpretive guidance the Emerging Issues Task Force EITF 01-14: Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred. This announcement is applicable to companies that provide services as part of their central on-going operations and incur incidental expenses that are commonly referred to as out-of-pocket expenses, such as airfare, mileage, hotel stays, out-of-town meals, photocopies and telecommunications and facsimile charges. This guidance requires reimbursements received from customers for out-of-pocket expenses incurred to be characterized as revenue in the Company's statement of operations. The Company had been recording these reimbursements as a reduction of expense. The new guidance requires retroactive reclassification of all periods presented to reflect the new accounting provisions. The Company has implemented EITF 01-14 in the second quarter of 2002, thereby impacting the Company's revenue classification by increasing both revenues and costs of revenue by an equal amount, however net income is not affected. Accordingly, both revenues and costs of revenue for the year ended September 30, 2002, 2001, and 2000 have been increased by approximately $124,000, $113,000, and $0 for the respective periods.

        In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has not completed the process of evaluating the impact that the adoption of SFAS 146 will have on its financial position and results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
PART I, ITEM 3

        The Company is exposed to certain market risks arising from adverse changes in interest rates, primarily due to the potential effect of such changes on the Company's variable rate working capital line of credit, as described under "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital." As of September 30, 2002, the Company had no outstanding balance under its line of credit. The Company does not use interest rate derivative instruments to manage exposure to interest rate changes.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Mitek Systems, Inc.:

        We have audited the accompanying balance sheets of Mitek Systems, Inc. (the "Company") as of September 30, 2002 and 2001, and the related statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 30, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company at September 30, 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended September 30, 2002, in conformity with accounting principles generally accepted in the United States of America.

DELOITTE & TOUCHE LLP
San Diego, California
November 12, 2002

MITEK SYSTEMS, INC.

BALANCE SHEETS

SEPTEMBER 30, 2002 AND 2001

	2002	2001
ASSETS
CURRENT ASSETS
Cash	$760,416	$865,347
Accounts receivable—net of allowances of $150,208 and $339,025, respectively	6,273,987	4,437,324
Note receivable—related party	199,227	15,188
Inventories	18,443	40,731
Prepaid expenses and other assets	129,097	96,803

Total current assets	7,381,170	5,455,393
PROPERTY AND EQUIPMENT—net	379,533	294,157
OTHER ASSETS	470,496	865,956

TOTAL ASSETS	$8,231,199	$6,615,506

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Accounts payable	$1,567,121	$1,129,574
Accrued payroll and related taxes	648,410	440,006
Deferred revenue	479,570	299,261
Other accrued liabilities	42,805	7,398

Total current liabilities	2,737,906	1,876,239
LONG-TERM LIABILITIES
Deferred rent	8,419	25,895
Deferred revenue	388,923	149,509
Long-term payable	68,400

Total long-term liabilities	465,742	175,404
TOTAL LIABILITIES	3,203,648	2,051,643

COMMITMENTS AND CONTINGENCIES (Note 6)
STOCKHOLDERS' EQUITY
Common stock—$.001 par value; 20,000,000 shares authorized, 11,138,772 and 11,120,954 issued and outstanding at September 30, 2002 and 2001, respectively	11,139	11,121
Additional paid-in capital	9,290,671	9,223,808
Accumulated deficit	(4,274,259)	(4,671,066)

Total stockholders' equity	5,027,551	4,563,863

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$8,231,199	$6,615,506

See notes to financial statements

MITEK SYSTEMS, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001, AND 2000

	2002	2001	2000
NET SALES	$13,083,183	$9,387,140	$9,347,940
COST OF SALES	3,751,287	2,649,637	2,153,815

GROSS MARGIN	9,331,896	6,737,503	7,194,125
COSTS AND EXPENSES:
Operations	1,872,152	1,279,334	1,240,924
Selling and marketing	3,013,782	2,292,305	2,739,149
Research and development	2,048,676	1,829,749	2,253,124
General and administrative	2,009,821	1,634,247	2,420,105

Total costs and expenses	8,944,431	7,035,635	8,653,302

OPERATING INCOME (LOSS)	387,465	(298,132)	(1,459,177)
OTHER INCOME (EXPENSE)—NET	9,341	(43,292)	25,562

INCOME (LOSS) BEFORE INCOME TAXES	396,806	(341,424)	(1,433,615)
PROVISION FOR INCOME TAXES	0	0	0

NET INCOME (LOSS)	$396,806	$(341,424)	$(1,433,615)

NET INCOME (LOSS) PER SHARE—BASIC	$0.04	$(0.03)	$(0.13)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING—BASIC	11,132,867	11,120,120	10,856,762

NET INCOME (LOSS) PER SHARE—DILUTED	$0.04	$(0.03)	$(0.13)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES AND COMMON SHARE EQUIVALENTS OUTSTANDING—DILUTED	11,327,163	11,120,120	10,856,762

See notes to financial statements

MITEK SYSTEMS, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001, AND 2000

	2002	2001	2000
OPERATING ACTIVITIES
Net income (loss)	$396,806	$(341,424)	$(1,433,615)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	634,352	570,167	431,192
Impairment of prepaid software rights—TSI	0	0	84,194
Provision for bad debts	285,000	155,000	731,871
Loss on disposal of property and equipment	36	2,129	1,010
Fair value of stock options issued to non-employees	54,612	15,082	38,176
Changes in assets and liabilities:
Accounts receivable	(1,922,436)	1,511,519	(1,860,008)
Inventory, prepaid expenses, and other assets	(209,233)	(620,419)	(418,077)
Other long term assets	(16,425)	0	0
Accounts payable	437,547	(145,757)	537,136
Accrued payroll and related taxes	208,404	(43,057)	(237,237)
Long-term payable	68,400
Deferred revenue	419,724	80,130	165,232
Other accrued liabilities	17,931	(214,070)	142,438

Net cash provided by (used in) operating activities	374,718	969,300	(1,817,688)
INVESTING ACTIVITIES
Purchases of property and equipment	(308,659)	(131,710)	(216,763)
Proceeds from sale of property and equipment	780	0	0
Investment in Note Receivable	(184,039)	0	0

Net cash used in investing activities	(491,918)	(131,710)	(216,763)
FINANCING ACTIVITIES
Proceeds from borrowings	300,000	1,196,000	510,000
Repayment of borrowings	(300,000)	(1,706,000)	0
Proceeds from exercise of stock options and warrants	12,269	644	662,975

Net cash provided by (used in) financing activities	12,269	(509,356)	1,172,975

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(104,931)	328,234	(861,476)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	865,347	537,113	1,398,589

CASH AND CASH EQUIVALENTS AT END OF YEAR	$760,416	$865,347	$537,113

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for interest	$1,693	$48,110	$7,422
Cash paid for income taxes	$—	$—	$70,800

See notes to financial statements

MITEK SYSTEMS, INC.

STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001, AND 2000

	Common Stock	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, October 1, 1999	10,439	$8,507,613	$(2,896,027)	$5,622,025
Exercise of stock options	681	662,294		662,975
Fair value of stock options issued to non-employees		38,176		38,176
Net loss			(1,433,615)	(1,433,615)

Balance, September 30, 2000	11,120	9,208,083	(4,329,642)	4,889,561
Exercise of stock options	1	643		644
Fair value of stock options issued to non-employees		15,082		15,082
Net loss			(341,424)	(341,424)

Balance, September 30, 2001	11,121	9,223,808	(4,671,066)	4,563,863
Exercise of stock options	18	12,251		12,269
Fair value of stock options issued to non-employees		54,613		54,613
Net income			396,806	396,806

Balance, September 30, 2002	$11,139	$9,290,672	$(4,274,260)	$5,027,551

See notes to financial statements

MITEK SYSTEMS, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 and 2000

1.    NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Business—Mitek Systems, Inc. (the "Company") is a designer, manufacturer and marketer of advanced character recognition products for intelligent forms processing applications ("Character Recognition") with an emphasis in document imaging system products and solutions systems integration services.

        Basis of Accounting—The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

        Accounting Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

        Fair Value of Financial Instruments—The carrying amount of cash, cash equivalents, accounts receivable, notes receivable, accounts payable, and accrued liabilities are considered representative of their respective fair values because of the short-term nature of those instruments.

        Cash and Cash Equivalents—Cash equivalents are defined as highly liquid financial instruments with original maturities of three months or less. A substantial portion of the Company's cash and cash equivalents is deposited with one financial institution. The Company monitors the financial condition of the financial institution and does not believe that the deposit is subject to a significant degree of risk.

        Accounts Receivable—Accounts receivable are net of an allowance for doubtful accounts of $150,208 and $339,025 at September 30, 2002 and 2001, respectively. Bad debt expense was $285,000, $155,000, and $731,871 for the years ended September 30, 2002, 2001 and 2000, respectively. Accounts receivable written off were $473,817, $579,887, and $107,974 during the years ended September 30, 2002, 2001 and 2000, respectively.

        Inventories—Inventories are recorded at the lower of average cost or market

        Property and Equipment—Property and Equipment are carried at cost. Following is a summary of property and equipment as of September 30, 2002 and 2001.

	2002	2001
Property and equipment—at cost:
Equipment	$1,545,795	$1,390,480
Furniture and fixtures	159,672	104,507
Leasehold improvements	6,611	52,984

	1,712,078	1,547,971
Less: accumulated depreciation and amortization	(1,332,545)	(1,253,814)

Total	$379,533	$294,157

        Property and Equipment are carried at cost. Depreciation and amortization of property and equipment, prepaid license/support fees and prepaid software rights are provided using the straight-line method over estimated useful lives ranging from three to five years. Depreciation and amortization of property and equipment totaled $222,468, $181,511, and $151,238 for the years ended September 30, 2002, 2001 and 2000, respectively.

        Other Assets—The costs of acquiring the Company's software product rights were capitalized and are being amortized over the estimated periods to be benefited, typically 2 to 3 years. Other assets consisted of the following at September 30, 2002 and 2001:

	2002	2001
Prepaid software rights—Docubase—net	$438,750	$633,750
Prepaid software rights—PFP Pro—net	0	49,988
Prepaid license/support fees—net	0	87,770
Investment in Mitek Systems Ltd.	0	79,127
Other—net	31,746	15,321

Total	$470,496	$865,956

        Amortization of prepaid software rights, which is charged to cost of sales, for fiscal 2002, 2001 and 2000 was $332,758, $273,902, and $233,277, respectively.

        Long-Lived Assets—The Company periodically evaluates the carrying value of license agreements and other intangible assets to determine whether any impairment of these assets has occurred or whether any revision to the related amortization periods should be made. This evaluation is based on management's projections of the undiscounted future cash flows associated with each product or asset. If management's evaluation were to indicate that the carrying values of these intangible assets were impaired, the impairment to be recognized is measured by the amount the carrying amount of the assets exceeds the fair value of the assets. The Company did not record any impairment for the years ended September 30, 2002, 2001, or 2000.

        Investment in Mitek Systems Ltd.—On September 1, 2000 the Company acquired a 15% investment in Itech Business Solutions Ltd. ("Itech"), which was accounted for under the cost method at September 30, 2000. On October 3, 2000 the Company acquired an additional 15% interest in Itech for $88,506. After this additional investment, the Company accounted for its 30% interest in Itech under the equity method. Subsequent to the additional investment on October 3, 2000, Itech changed their name to Mitek Systems Ltd. During fiscal 2002, the Company acquired an additional 18% interest in consideration for a loan to Mitek Systems Ltd. This loan carries monthly payment terms and a 10% rate of interest. Amounts due from Mitek Systems Ltd at September 30, 2002 were $199,227. The additional interest in Mitek Systems Ltd required no additional investment. Included in fiscal 2002 and 2001 Other Income (Expenses) is ($11,636) and ($13,604), respectively related to the Company's equity in the loss of Mitek Systems, Ltd.

        Revenue Recognition Revenues from sales of software licenses sold through direct and indirect channels, which do not contain multiple elements, are recognized upon shipment of the related product, if the requirements of Statement of Position ("SOP") 97-2, as amended, are met. If the requirements of SOP 97-2, including evidence of an arrangement, delivery, fixed or determinable fee, collectibility or vendor specific evidence about the value of an element are not met at the date of shipment, revenue is not recognized until such elements are known or resolved. Software license revenue for arrangements to deliver unspecified additional software products in the future is recognized ratably over the term of the arrangement, beginning with the initial shipment. Revenue from post-contract customer support is recognized ratably over the term of the contract. Revenue from professional services is recognized when such services are delivered and accepted by the customer.

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

        Research and Development—Research and development costs are expensed in the period incurred.

        Income Taxes—The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Deferred tax assets and liabilities arise from temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

        Management evaluates the available evidence about future taxable income and other possible sources of realization of deferred tax assets. The valuation allowance reduces deferred tax assets to an amount that represents management's best estimate of the amount of such deferred tax assets that more likely than not will be realized.—see Note 4.

        Net Income (Loss) Per Share—The Company calculates net income (loss) per share in accordance with Statement of Financial Accounting Standards ("SFAS") No. 128, "Earnings per Share". Basic net income (loss) per share is based on the weighted average number of common shares outstanding during the period. Diluted net income (loss) per share also gives effect to all potential dilutive common shares outstanding during the period, such as options and warrants, if dilutive. The weighted average number of common shares and common share equivalents outstanding for the year ended September 30, 2002 included 194,296 common share equivalents related to stock options and warrants. Outstanding stock options for fiscal 2001 and 2000 were excluded from this calculation, as they would have been antidilutive.

        Stock Based Compensation—As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation", the Company accounts for costs of stock-based compensation to employees in accordance with Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations, and accordingly, discloses the pro forma effect on net income (loss) and related per-share amounts using the fair value based method to account for stock-based compensation (Note 2). As required by SFAS 123, the fair value of stock compensation issued to non-employees is determined using the Black-Scholes option pricing model and compensation expense is recorded pursuant to the provisions of EITF 96-18.

        Segment Reporting—SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information", results in the use of a management approach in identifying segments of an enterprise. Management has determined that segment disclosures are not required because the Company operates in only one segment.

        Comprehensive Income (Loss)—There are no differences between net income and comprehensive income and, accordingly, no amounts have been reflected in the accompanying financial statements.

        In June 2001, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets." SFAS No. 142 requires that goodwill and other intangible assets with indefinite lives no longer be amortized, but instead be tested for impairment at least annually. In addition, the standard includes provisions for the reclassification of certain existing intangibles as goodwill and reassessment of the useful lives of existing recognized intangibles. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company has evaluated the applicability of SFAS 142 and has determined that it will not have a material impact on its financial statements. The Company had no recorded goodwill at September 30, 2002 or September 30, 2001.

        In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supercedes FASB No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," and the accounting and reporting provisions of Accounting Principles Board Opinion 30, "Reporting the Results of Operations—Reporting the Effects of a Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions", for disposal of a segment of business (as previously defined in that Opinion). SFAS 144 is effective for fiscal years beginning after December 15, 2001. The Company has evaluated the applicability of SFAS 144 and has determined that it will not have a material impact on its financial statements.

        In November 2001, the staff of the Financial Accounting Standards Board ("FASB") issued as interpretive guidance the Emerging Issues Task Force EITF 01-14: Income Statement Characterization of Reimbursements Received for "Out-of-Pocket" Expenses Incurred. This announcement is applicable to companies that provide services as part of their central on-going operations and incur incidental expenses that are commonly referred to as out-of-pocket expenses, such as airfare, mileage, hotel stays, out-of-town meals, photocopies and telecommunications and facsimile charges. This guidance requires reimbursements received from customers for out-of-pocket expenses incurred to be characterized as revenue in the Company's statement of operations. The Company had been recording these reimbursements as a reduction of expense. The new guidance requires retroactive reclassification of all periods presented to reflect the new accounting provisions. The Company has implemented EITF 01-14 in the second quarter of 2002, thereby impacting the Company's revenue classification by increasing both revenues and costs of revenue by an equal amount, however net income is not affected. Accordingly, both revenues and costs of revenue for the year ended September 30, 2002, 2001, and 2000 have been increased by approximately $124,000, $113,000, and $0 for the respective periods.

        In June 2002, the FASB issued SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities." This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." The provisions of this Statement are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. The Company has not completed the process of evaluating the impact that the adoption of SFAS 146 will have on its financial position and results of operations.

2.    STOCKHOLDERS' EQUITY

        Stock Options—The Company has stock option plans for executives and key individuals who make significant contributions to the Company. The 1986 plan provides for the purchase of up to 630,000 shares of common stock through incentive and non-qualified options. The 1986 plan expired on September 30, 1996 and no additional options may be granted under this plan. The 1988 plan provides for the purchase of up to 650,000 shares of common stock through non-qualified options. The 1988 plan expired on September 13, 1998. For both plans, options were granted at fair market value of the

Company's stock at the grant date and for a term of not more than six years. Employees owning in excess of 10% of the outstanding stock are excluded from the plans.

        The 1996 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Options must be granted at fair market value of the Company's stock at the grant date and for a term of not more than ten years. Employees owning in excess of 10% of the outstanding stock are included in the plan on the same terms except that the options must be granted for a term of not more than five years. The 1996 plan maximized in February 1999 and no additional options may be granted under this plan.

        The 1999 plan provides for the purchase of up to 1,000,000 shares of common stock through incentive and non-qualified options. Incentive options must be granted at fair market value of the Company's stock at the grant date while non-qualified options may be granted at no less than 85% of fair market value of the Company's stock at the grant date, and for a term of not more than ten years. Employees owning in excess of 10% of the outstanding stock are included in the plan on the same terms except that the options must be granted for a term of not more than five years.

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

        Information concerning stock options granted by the Company under all plans for the years ended September 30, 2002, 2001 and 2000 is as follows:

	Shares	Weighted Average Exercise Price Per Share
Balance, October 1, 1999	1,335,098	$1.67
Granted	465,000	$6.84
Exercised	(599,598)	$0.92
Cancelled	(84,658)	$1.87

Balance, September 30, 2000	1,115,842	$3.96
Granted	486,500	$0.98
Exercised	(1,111)	$0.70
Cancelled	(128,788)	$5.98

Balance, September 30, 2001	1,472,443	$2.84
Granted	510,500	$1.65
Exercised	(17,818)	$0.69
Cancelled	(96,528)	$1.41

Balance, September 30, 2002	1,868,597	$2.56

        The following table summarizes information about stock options outstanding at September 30, 2002:

Range of Exercise Price	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price of Exercisable Options
$0.43 - $0.80	45,889	6.08	$0.44	45,889	$0.44
$0.81 - $1.03	478,618	6.91	$0.91	293,799	$0.89
$1.04 - $2.32	685,264	5.44	$1.36	292,417	$1.52
$2.33 - $3.68	312,903	6.71	$2.85	311,084	$2.86
$3.69 - $5.09	1,723	7.33	$5.09	1,529	$5.09
$5.10 - $7.68	338,200	6.88	$6.84	267,610	$6.88
$7.69 - $12.37	6,000	7.43	$9.30	5,139	$9.28

	1,868,597	7.22	$2.56	1,217,467	$2.89

        All stock options are granted at fair market value of the Company's common stock at the grant date. The weighted average fair value of the stock options granted was $.93, $.88, and $4.50 for fiscal 2002, 2001 and 2000, respectively. The fair value of each stock option grant is estimated on the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 2002: risk-free interest rate of 5.5%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 82.1%. In 2001, the assumptions were: risk-free interest rate of 4.5%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 192%. In 2000, the assumptions were: risk-free interest rate of 6%; expected dividend yield of 0%; expected life of 3 years; and expected volatility of 103%. Stock options generally expire between six to ten years from the grant date. Stock options generally vest over a three-year period, with one thirty-sixth becoming exercisable on each of the monthly anniversaries of the grant date.

        The Company accounts for costs of options issued to employees in accordance with APB Opinion No. 25, under which no compensation cost has been recognized for employee stock option awards. Had compensation cost been determined consistent with SFAS No. 123, the Company's pro forma net loss and loss per share for fiscal 2000 would have been ($2,418,779) and ($.22), respectively, the Company's pro forma net loss and net loss per share for fiscal 2001 would have been ($1,415,084) and ($.13). and the Company's pro forma net loss and net loss per share for fiscal 2002 would have been ($564,801) and ($.05), respectively. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

        The Company has also issued 10,000 stock options to non-employees which are accounted for as variable arrangements under the provisions of EITF 96-18. Compensation expense related to such awards were $54,612, $15,082, and $38,176 for the years ended September 30, 2002, 2001 and 2000, respectively, and are included in general and administrative expense. Future increases in the fair value of the Company's common stock could result in additional compensation expense.

3.    LINE OF CREDIT—BANK

        The Company currently has a working capital line of credit. This line requires interest to be paid at prime plus 1 percentage point (5.25% at September 30, 2002), but is subject to a limit on available borrowings of $750,000. The Company had no borrowings under the working capital line of credit at September 30, 2002 or at September 30, 2001. This credit line is subject to a net worth covenant whereby the Company must maintain a net worth of $4,000,000 in order to use the credit line. The line of credit expires on August 27, 2003 and is collateralized by a general lien on corporate assets. Though the Company had no borrowings under the credit line as of September 30, 2002, at such time the Company's net worth was $5,028,000.

4.    INCOME TAXES

        For the years ended September 30, 2002, 2001 and 2000, there was no provision for income taxes. Under SFAS No. 109, deferred income tax liabilities and assets reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

        Significant components of the Company's net deferred tax liabilities and assets as of September 30, 2002 and 2001 are as follows:

	2002	2001
Deferred tax liabilities:
Reserves not currently deductible	$64,000	$150,000
Book depreciation and amortization in excess of tax	330,000	328,000
Research credit carryforwards	529,000	529,000
AMT credit carryforward	69,000	69,000
Net operating loss carryforwards	2,235,000	2,300,000
Capitalized research and development costs	182,000	173,000
Uniform capitalization	(13,000)	(15,000)
Other	124,000	156,000

Total deferred tax assets	3,520,000	3,690,000
Valuation allowance for net deferred tax assets	(3,520,000)	(3,690,000)

Total	$0	$0

        The Company has provided a valuation allowance against deferred tax assets recorded as of September 30, 2002 and 2001 due to uncertainties regarding the realization of such assets.

        The research credit and net operating loss carryforwards expire during the years 2005 to 2020. The federal and California net operating loss carryforwards at September 30, 2002 are approximately $6,080,000 and $2,790,000, respectively.

        The differences between the provision for income taxes and income taxes computed using the U.S. federal income tax rate were as follows for the years ended September 30:

	2002	2001	2000
Amount computed using statutory rate (34%)	$135,000	$(116,000)	$(487,000)
Net change in valuation reserve for deferred tax assets	(157,000)	178,000	529,000
Non-deductible items	22,000	13,000	12,000
State income taxes	0	(75,000)	(54,000)

Provision for income taxes	$0	$0	$0

5.    LONG-TERM LIABILITIES

        As of September 30, 2002 and 2001, long-term liabilities were as follows:

	2002	2001
Deferred rent payable—see Note 6	$8,419	$16,828
Unearned maintenance income	388,923	149,509
Long-term payable	68,400	0
Non current deposits	0	9,067

Total	$465,742	$175,404

6.    COMMITMENTS AND CONTINGENCIES

        Legal Matters—In the normal course of business, the Company, at various times, has been named in lawsuits. As previously disclosed, the Company, and officers of the Company, William Boersing, John M. Thornton, Dennis A. Brittain, Noel Flynn, and Board of Directors member, James De Bello, were sued in five lawsuits filed in October and November 2000. The same or similar allegations are made in all five lawsuits. These lawsuits were settled during the third quarter of fiscal 2001. The settlement did not have a material adverse effect on the Company's financial condition or results of operations. As previously disclosed, the Company was also a defendant in a case filed by DMS, Inc., d/b/a Document Management & Support. The plaintiff sought damages against the Company on a number of theories. This lawsuit was dismissed during the third quarter of fiscal 2001.

        Employee 401(k) Plan—The Company has a 401(k) plan that allows participating employees to contribute up to 15% of their salary, subject to annual limits. The Board may, at its sole discretion, approve Company contributions. During fiscal 2002, 2001 and 2000, the Company elected not to make any contributions to the plan.

        Leases—The Company's offices and manufacturing facilities are leased under non-cancelable operating leases. The primary facilities lease expires on September 30, 2005. In addition, the Company leases office space in Sterling, VA which expires December 31, 2003, and in Pelham, AL which expires June 30, 2004. The lease costs are expensed on a straight-line basis over the lease term.

        Future annual minimum rental payments payable by the Company under non-cancelable leases are as follows:

Operating Leases
Year Ending September 30:
2003	$383,809
2004	395,323
2005	407,183

Total	$1,186,315

        Rent expense for operating leases, net of sub-lease income, for the years ended September 30, 2002, 2001 and 2000 totaled $314,872, $184,445, and $168,173, respectively.

7.    RELATED PARTY TRANSACTIONS

        During the second and third quarter of 2002, the Company engaged the services of Daniel Steimle, a director of the Company, to provide financial consulting services unrelated to service as a board member. The total amount paid for these services was $105,875. See Note 1.

8.    PRODUCT REVENUES AND SALES CONCENTRATIONS

        Product Revenues—During fiscal years 2002, 2001 and 2000, the Company's revenues were derived primarily from the Character Recognition Product line. Revenues by product line as a percentage of net sales are summarized as follows:

	Year Ended September 30,
	2002	2001	2000
Character recognition	95%	95%	97%
Maintenance & Other	5%	5%	3%

        Sales Concentrations—The Company sells its products primarily to community depository institutions. For the years ended September 30, 2002, 2001 and 2000, the Company had the following sales concentrations:

	Year Ended September 30,
	2002	2001	2000
Customers to which sales were in excess of 10% of total sales
* Number of customers	3	1	3
* Aggregate percentage of sales	34%	11%	52%
Foreign Sales—primarily Europe	4%	3%	15%

9.    QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

        Summarized quarterly financial information for the years ended September 30, 2002 and 2001 is as follows (In thousands, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended September 30, 2002
Net Sales	$3,388	$3,080	$2,763	$3,852
Gross Margin	2,492	2,153	2,365	2,322
(Loss) Income from Operations	377	(131)	162	(20)
Net Income (Loss)	380	(141)	173	(15)
Income (Loss) per share—Basic	.03	(.01)	.02	(.00)
Income (Loss) per share—Diluted	.03	(.01)	.02	(.00)
Year Ended September 30, 2001
Net Sales	$2,050	$1,780	$2,828	$2,729
Gross Margin	1,561	1,279	2,127	1,770
(Loss) Income from Operations	(151)	(531)	490	(106)
Net Income (Loss)	(173)	(552)	508	(124)
Income (Loss) per share—Basic	(.02)	(.05)	.05	(.01)
Income (Loss) per share—Diluted	(.02)	(.05)	.05	(.01)

SUPPLEMENTAL INFORMATION

CORPORATE OFFICE
Mitek Systems, Inc.
14145 Danielson Street, Suite B
Poway, California 92064
(858) 513-4600

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
www.melloninvestor.com

AUDITORS
Deloitte & Touche, LLP
701 B Street, Suite 1900, San Diego, California 92101

DIRECTORS
John M. Thornton, Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer
Sally B. Thornton(1), Investor
Daniel E. Steimle(1),(2)
James B. DeBello(1),(2)
Gerald I. Farmer, Ph.D.(2)
John G. Rebelo, Jr.(2)

NOTES
(1)    Compensation Committee
(2)    Audit Committee

FORM 10-K REPORT
Copies of the Company's Form 10-K report to the Securities and Exchange Commission, are available free to stockholders and may be obtained by writing or calling Secretary, Mitek Systems, Inc., 14145 Danielson St., Suite B, Poway, California 92064, phone (858) 513-4600.

STOCKHOLDERS:
As of December 2, 2002, there were 511 holders of record of Mitek Systems, Inc. Common Stock.

DIVIDENDS
Mitek Systems, Inc. has paid no dividends on its common stock since its incorporation and currently intends to retain all earnings for use in its business. Payment of dividends is restricted by the terms of outstanding debt obligations.

COMMON STOCK MARKET(1)

PRICE RANGE(2)

	2002		2001
FISCAL QUARTER
	LOW	HIGH	LOW	HIGH
1st	1.15	2.25	0.50	2.56
2nd	1.43	2.95	0.56	2.06
3rd	1.12	2.71	0.70	1.28
4th	0.80	1.40	1.08	2.54

(1)
The Company's common stock is traded on the NASDAQ National Market under the symbol "MITK" and the closing bid price on December 2, 2002 was $1.13.

(2)
Bid quotations compiled by National Association of Securities Dealers, Inc., represents inter-dealer quotations and not necessarily actual transactions.

SELECTED FINANCIAL DATA

        The table below sets forth selected financial data for each of the years in the five-year period ended September 30, 2002.

	2002	2001	2000	1999	1998
	(DOLLAR AMOUNT IN THOUSANDS EXCEPT PER SHARE DATA)
Net Sales	$13,083	$9,387	$9,348	$9,741	$6,501
Net income (loss)	397	(341)	(1,434)	2,026	(1,497)
Net income (loss) per share	.04	(0.03)	(0.13)	.19	(0.13)
Total assets	8,300	6,616	7,774	7,389	6,136
Long-term liabilities	466	175	41	51	55
Stockholders' equity	5,028	4,564	4,890	5,622	4,282

MITEK SYSTEMS, INC.

INDEX TO EXHIBITS

EXHIBIT NO.	EXHIBIT
3.1	Certificate of Incorporation of Mitek Systems of Delaware, Inc. (now Mitek Systems, Inc.) a Delaware corporation as amended.(1)
3.2	Bylaws of Mitek Systems, Inc. as Amended and Restated.(1)
10.1	1986 Stock Option Plan(2)
10.2	1988 Non Qualified Stock Option Plan(2)
10.3	1996 Stock Option Plan(3)
10.4	1999 Stock Option Plan(4)
10.5	401(k) Plan(2)
13.	Annual Report to Stockholders for the year ended September 30, 2001(5)
23.	Independent Auditors' Consent

(1)
Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1998.

(2)
Incorporated by reference to the exhibits to the Company's Registration Statement on Form SB-2 originally filed with the SEC on July 9, 1996.

(3)
Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 1999.

(4)
Incorporated by reference to the exhibits to the Company's Registration Statement on Form S-8 originally filed with the SEC on June 10, 1999.

(5)
Incorporated by reference to the exhibits to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2000.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENTS, SCHEDULES AND REPORTS ON FORM 8-K

        The following documents are filed as a part of this report:

(a)(1)	Financial Statements See Item 8.
(a)(2)	Financial Statement Schedules See Item 8.
(a)(3)	Exhibits listed in the Exhibit Index are filed or incorporated by reference as a part of this report.

QuickLinks

PART II MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
MITEK SYSTEMS, INC. BALANCE SHEETS SEPTEMBER 30, 2002 AND 2001
MITEK SYSTEMS, INC. STATEMENTS OF OPERATIONS FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001, AND 2000
MITEK SYSTEMS, INC. STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001, AND 2000
MITEK SYSTEMS, INC. STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001, AND 2000
MITEK SYSTEMS, INC. NOTES TO FINANCIAL STATEMENTS FOR THE YEARS ENDED SEPTEMBER 30, 2002, 2001 and 2000